Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

among

MCME CARELL HOLDINGS, LP,

MCME CARELL MERGER SUB, LLC

and

CITY OFFICE REIT, INC.

Dated as of July 23, 2025

i

ii

Exhibit A	REIT Qualification Opinion
Exhibit B	Sample Representation Letter

iii

INDEX OF DEFINED TERMS

Definition	Location
Acquisition Amounts	4.7(j)
Acquisition Proposal	5.2(i)(i)
Action	3.10
Adverse Recommendation Change	5.2(b)
Affiliate	8.3(a)
Agreement	Preamble
Alternative Acquisition Agreement	5.2(b)
Alternative Financing	5.9(c)
Annual Premium Amount	5.8(c)
Articles of Merger	1.3(a)
Book-Entry Shares	2.3(b)
Breakup Fee	7.3(b)
Business Day	8.3(b)
Census	3.13(a)
Certificates	2.4(b)
Closing	1.2
Closing Date	1.2
Closing Failure Fee	7.3(d)
Code	2.4
Collective Bargaining Agreement	8.3(d)
Commitment Letters	4.7(b)
Common Shareholders	3.4(a)
Company	Preamble
Company 401(k) Plan	5.21(f)
Company Board	Recitals
Company Board Recommendation	3.4(b)
Company Charter	2.1(c)
Company Common Share	2.1(a)
Company Debt Agreements	8.3(e)
Company Disclosure Letter	Article III
Company Financial Advisors	3.24
Company Group Organizational Documents	3.1(b)
Company Incentive Plan	8.3(f)
Company Intellectual Property	3.19(b)
Company Leases	3.18(d)
Company Organizational Documents	3.1(b)
Company Plan	8.3(g)
Company Preferred Share	2.1(c)
Company Preferred Share Consideration	2.1(c)
Company Properties	3.18(b)

i

INDEX OF DEFINED TERMS

(Continued)

Definition	Location
Company PSU Award	8.3(h)
Company RSU Award	8.3(i)
Company SEC Documents	3.6(a)
Company Stock Awards	3.2(b)
Company Stockholder Approval	3.4(a)
Company Stockholders Meeting	5.3(b)
Confidentiality Agreement	5.4
Continuing Employee	5.21(a)
Contract	8.3(j)
Control	8.3(k)
Cure Period	6.2(f)
Data Protection Requirements	8.3(l)
Debt Commitment Letter	4.7(a)
Debt Financing	4.7(a)
Definitive Debt Financing Agreements	5.9(a)
Environmental Law	8.3(m)
Equity Commitment Letter	4.7(b)
Equity Financing	4.7(b)
Equity Investors	4.7(b)
ERISA	8.3(n)
ERISA Affiliate	8.3(o)
Exchange Act	3.5(b)
Excluded Shares	2.1(d)
Financing	4.7(b)
Financing Conditions	4.7(d)
Financing Source Parties	8.3(p)
Financing Sources	8.3(p)
Fraud	8.3(r)
GAAP	3.6(b)
Governmental Entity	3.5(b)
Guarantors	Recitals
Hazardous Substance	8.3(s)
Indebtedness	8.3(t)
Indemnified Parties	5.8(a)
Intellectual Property	8.3(u)
International Company Plan	3.12(e)
Intervening Event	8.3(v)
IRS	8.3(w)
Knowledge of Parent	8.3(w)
Knowledge of the Company	8.3(y)
Landlord Leases	3.18(d)
Law	3.5(a)

INDEX OF DEFINED TERMS

(Continued)

Definition	Location
Leased Properties	3.18(b)
Liens	3.2(a)
Limited Guarantee	Recitals
Loan Consent Party	5.15(a)
Loan Consents	3.5(a)
Material Adverse Effect	8.3(z)
Material Contract	3.16(a)
Measurement Date	3.2(a)
Merger	Recitals
Merger Consideration	2.1(a)
Merger Effective Time	1.3(a)
Merger Sub	Preamble
MGCL	Recitals
NYSE	3.5(b)
Outside Date	7.1(b)(i)
Owned Properties	3.18(b)
Parent	Preamble
Parent Disclosure Letter	Article IV
Parent Expenses	7.3(c)
Parent Group	8.3(aa)
Parent MAE	8.3(bb)
Parent Parties	Preamble
Parent Plan	5.21(b)
Parties	Preamble
Party	Preamble
Paying Agent	2.3(a)
Payment Fund	2.3(a)
Payoff Letter	5.9(f)
Permits	3.11
Permitted Liens	3.18(a)
Person	8.3(cc)
Personal Information	8.3(dd)
Potential Transferred Properties	5.15(b)
Preferred Stock Redemption Amount	5.18
Preferred Stock Redemption Notice	5.18
Prohibited Modification	5.9(b)
Property Level Loan Documents	3.16(a)(iv)
Property Management Agreements	3.18(m)
Property Requirements	3.18(f)
Proxy Statement	3.8
PSU Consideration	2.2(b)
Qualified REIT Subsidiary	8.3(ff)

INDEX OF DEFINED TERMS

(Continued)

Definition	Location
Registered Intellectual Property	3.19(a)
REIT	8.3(gg)
Related Party	3.22
Representatives	5.2(a)
RSU Consideration	2.2(a)
Sarbanes-Oxley Act	3.6(a)
SDAT	1.3(a)
SEC	3.6(a)
Securities Act	3.5(b)
Security Incident	3.27(c)
Service Provider	8.3(hh)
Solvent	4.9
Specified Loan Consents	5.15(a)
Specified Loan Documents	5.15(a)
Subsidiary	8.3(ii)
Superior Proposal	5.2(i)(ii)
Surviving Company	1.1(a)
Takeover Laws	3.20
Takings	3.18(c)
Tax Protection Agreement	8.3(jj)
Tax Return	8.3(ll)
Taxable REIT Subsidiary	8.3(kk)
Taxes	8.3(mm)
Tenant Leases	3.18(d)
Third-Party Closing Consent Counterparties	5.15(a)(i)
Third-Party Closing Consents	5.15(a)
Title Policy	3.18(i)
Transfer Taxes	5.19(a)
WARN Act	8.3(nn)
Willful and Material Breach	8.3(oo)

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of July 23, 2025, between MCME Carell Holdings, LP, a Delaware limited partnership (“Parent”), MCME Carell Merger Sub, LLC, a Maryland limited liability company and a wholly-owned Subsidiary of Parent (“Merger Sub” and together with Parent, the “Parent Parties”), and City Office REIT, Inc., a Maryland corporation (the “Company”). Parent, Merger Sub, and the Company are sometimes referred to herein, individually, as a “Party” and, collectively, as the “Parties”.

RECITALS

WHEREAS, the Parties wish to effect the merger of the Company with and into Merger Sub (the “Merger”) on the terms and subject to the conditions set forth in this Agreement and in accordance with the Maryland General Corporation Law (the “MGCL”);

WHEREAS, the Board of Directors of the Company (the “Company Board”) has (i) determined that it is in the best interests of the Company and its stockholders, and declared it advisable, to enter into this Agreement, (ii) approved the execution, delivery and performance by the Company of this Agreement and the consummation of the transactions contemplated hereby, including the Merger, and (iii) resolved and agreed to recommend approval of the Merger by the Common Shareholders of the Company;

WHEREAS, the general partner of Parent has (i) determined that it is in the best interests of Parent and its equityholders, and declared it advisable, to enter into this Agreement and (ii) approved this Agreement and declared the transactions contemplated hereby, including the Merger, to be advisable and in the best interests of Parent and its equityholders;

WHEREAS, the sole member of Merger Sub has taken all actions required for the execution of this Agreement by Merger Sub and to approve the consummation by Merger Sub of the transactions contemplated hereby, including the Merger;

WHEREAS, concurrently with the execution of this Agreement, and as a condition and inducement to the Company’s willingness to enter into this Agreement, Elliott Associates, L.P., a Delaware limited partnership, and Elliott International, L.P., a Cayman Islands limited partnership (collectively, the “Guarantors”), have delivered to the Company a limited guarantee (the “Limited Guarantee”) with respect to certain of Parent’s obligations under this Agreement; and

WHEREAS, the Parent Parties and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe certain conditions to the Merger as specified herein.

AGREEMENT

NOW, THEREFORE, in consideration of the premises, and of the representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, the Parent Parties and the Company hereby agree as follows:

ARTICLE I

THE MERGER

Section 1.1 The Merger. Subject to the terms and conditions of this Agreement, and in accordance with the MGCL, at the Merger Effective Time, Merger Sub and the Company shall consummate the Merger pursuant to which (i) the Company shall be merged with and into Merger Sub and the separate existence of the Company shall thereupon cease and (ii) Merger Sub shall be the surviving entity of the Merger (the “Surviving Company”).

Section 1.2 Closing. The closing of the Merger (the “Closing”) shall take place (a) at the offices of Gibson, Dunn & Crutcher LLP, 200 Park Avenue, New York, NY 10166, as soon as practicable (and, in any event, within two Business Days) following the satisfaction or, to the extent permitted by applicable Law, waiver of the conditions set forth in Article VI (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permitted by applicable Law, waiver of those conditions); or (b) at such other place, date, or time as the Parties may mutually agree in writing; provided, that in the event that, as of the date on which the conditions set forth in Article VI have been satisfied or waived (other than those conditions that by their terms are to be satisfied at the Closing), the Company has not obtained any Specified Loan Consent with respect to any Potential Transfer Property that has not been sold, transferred or distributed by the Company, then the Closing Date shall be the earlier of the date that is (i) two Business Days following the date on which all such Specified Loan Consents have been obtained, so long as the conditions set forth in Article VI have been satisfied or waived (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permitted by applicable Law, waiver of those conditions) as of such date, and (ii) 15 days following the date on which the conditions set forth in Article VI have been satisfied or waived (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permitted by applicable Law, waiver of those conditions); provided, further, that that the Closing may occur remotely via electronic exchange of required Closing documentation in lieu of an in-person Closing, and the Parties shall cooperate in connection therewith. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date.”

Section 1.3 Effective Time. At the Closing, Merger Sub and the Company shall duly execute and file articles of merger with respect to the Merger in a form that complies with the MGCL (the “Articles of Merger”) with the State Department of Assessments and Taxation of Maryland (the “SDAT”) in accordance with the MGCL. The Merger shall become effective upon such time as the Articles of Merger have been accepted for record by the SDAT, or such later time (not to exceed 30 days from the date the Articles of Merger are accepted for record by the SDAT) which the Parties shall have agreed upon and designated in such filing in accordance with the MGCL as the effective time of the Merger (the “Merger Effective Time”).

Section 1.4 Effects of the Merger. The Merger shall have the effects set forth in this Agreement and in the relevant provisions of the MGCL. Without limiting the generality of the foregoing, and subject thereto, at the Merger Effective Time, all the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Company, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Company.

Section 1.5 Organizational Documents of the Surviving Company. At the Merger Effective Time, the articles of organization and limited liability company agreement of Merger Sub, as in effect immediately prior to the Merger Effective Time, shall be the articles of organization and limited liability company agreement of the Surviving Company, until thereafter supplemented or amended as provided therein and in accordance with applicable Law.

Section 1.6 Officers. From and after the Merger Effective Time, the officers of Merger Sub immediately prior to the Merger Effective Time shall be the officers of the Surviving Company, each to serve in accordance with the MGCL and the governing documents of the Surviving Company until their respective successors shall have been duly elected and qualify, or until their earlier death, resignation or removal in accordance with the MGCL and the governing documents of the Surviving Company.

ARTICLE II

EFFECTS OF THE MERGER; EXCHANGE OF CERTIFICATES

Section 2.1 Effects on Company Common Shares and Company Preferred Shares. At the Merger Effective Time, by virtue of the Merger (except for Section 2.1(b) below, which will be effected independently of, but subject to the consummation of, the Merger) and without any action on the part of the holders of shares of capital stock of the Company, Parent or Merger Sub:

(a) Each share of common stock of the Company, par value $0.01 per share (a “Company Common Share”) issued and outstanding immediately prior to the Merger Effective Time (other than Excluded Shares) shall be converted automatically into and shall thereafter represent the right to receive $7.00 per share in cash, without interest, and subject to deduction for any required withholding Tax (the “Merger Consideration”). As of the Merger Effective Time, all such Company Common Shares shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and shall thereafter only represent the right to receive the Merger Consideration, if any, to be paid without interest.

(b) Each share of 6.625% Series A Cumulative Redeemable Preferred Stock of the Company, par value $0.01 per share (a “Company Preferred Share”), issued and outstanding immediately prior to the Merger Effective Time shall be redeemed by the Company, effective immediately prior to the Merger Effective Time, for an amount in cash equal to $25.00 per Company Preferred Share, plus any accrued and unpaid distributions (whether or not declared), and subject to deduction for any required withholding Tax (the “Company Preferred Share Consideration”), in accordance with Section 5 of the Articles Supplementary of the Articles of Amendment and Restatement of the Company (the “Company Charter”). As of the Merger Effective Time, all Company Preferred Shares shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and shall thereafter only represent the right to receive the Company Preferred Share Consideration, if any, to be paid without interest.

(c) Each Company Common Share or Company Preferred Share owned, directly or indirectly, by the Parent Parties or any Subsidiary of the Company immediately prior to the Merger Effective Time (collectively, “Excluded Shares”) shall automatically be cancelled and shall cease to exist, and no consideration shall be delivered in exchange therefor.

(d) The issued and outstanding equity of Merger Sub immediately prior to the Merger Effective Time shall not be converted or otherwise affected by the Merger, but shall continue to represent the issued and outstanding equity of the Surviving Company.

(e) If at any time during the period between the date of this Agreement and the Merger Effective Time, any change in the outstanding shares of capital stock of the Company, or securities convertible into or exchangeable into or exercisable for shares of such capital stock, shall occur as a result of any reclassification, recapitalization, stock split (including a reverse stock split) or subdivision or combination, exchange or readjustment of shares, or any stock dividend or stock distribution with a record date during such period, merger or other similar transaction, the Merger Consideration shall be equitably adjusted so as to provide Parent and the holders of Company Common Shares the same economic effect as contemplated by this Agreement prior to such event; provided, that nothing in this Section 2.1(d) shall be construed to permit the Company to take any action with respect to its securities that is prohibited by the terms of this Agreement.

Section 2.2 Treatment of Company Stock Awards.

(a) Immediately prior to the Merger Effective Time, each Company RSU Award that is outstanding as of immediately prior to the Merger Effective Time, whether vested or unvested, shall, by virtue of the occurrence of the Merger Effective Time and without any action by Parent, the Company or the holder thereof, automatically become fully vested and be cancelled and converted into the right to receive an amount in cash equal to (i) (A) the Merger Consideration, multiplied by (B) the number of Company Common Shares underlying such Company RSU Award, less (ii) any applicable Taxes required to be withheld in accordance with Section 2.4 with respect to such payment (the “RSU Consideration”).

(b) Immediately prior to the Merger Effective Time, each Company PSU Award that is outstanding as of immediately prior to the Merger Effective Time, whether vested or unvested, shall, by virtue of the occurrence of the Merger Effective Time and without any action by Parent, the Company or the holder thereof, (i) become vested with respect to a number of Company Common Shares underlying such Company PSU Award based on the actual level of achievement of the performance-based vesting conditions applicable to such Company PSU Award measured through immediately prior to the Merger Effective Time as determined by the Company Board or a committee thereof in accordance with the terms of such Company PSU Award and (ii) be cancelled and converted into the right to receive an amount in cash equal to (A) (1) the Merger Consideration, multiplied by (2) the number of so-determined Company Common Shares underlying such Company PSU Award that become vested in accordance with this Section 2.2(b), less (B) any applicable Taxes required to be withheld in accordance with Section 2.4 with respect to such payment (the “PSU Consideration”).

(c) The Company shall take all actions necessary prior to the Merger Effective Time to establish a “special payroll” run on the Closing Date in respect of the payments required under this Section 2.2 (together with the employer portion of Taxes payable in respect thereof), and Parent shall cause the Surviving Company to pay the RSU Consideration and PSU Consideration, as applicable, through the Surviving Company’s payroll, as a “special payroll,” or, with respect to non-employees, accounts payable, on the Closing Date, in each case, in accordance with the terms of the Company Incentive Plan and the applicable form(s) of award agreement(s) evidencing such Company Stock Awards.

(d) Prior to the Merger Effective Time, the Company shall take all actions necessary to ensure that, as of the Merger Effective Time, (i) the Company Incentive Plan shall terminate and (ii) no holder of a Company Stock Award or any participant in the Company Incentive Plan or any other employee incentive or benefit plan, program or arrangement or any non-employee director plan maintained by the Company shall have any rights to acquire, or other rights in respect of, the capital stock of the Company, the Surviving Company, or any of their Subsidiaries, except the right to receive the payments contemplated by this Section 2.2 in cancellation and settlement thereof.

(e) To the extent that Parent determines in its reasonable discretion that any award or amount described in this Section 2.2 constitutes nonqualified deferred compensation subject to Section 409A of the Code, any payment contemplated hereby with respect to such award or amount shall be made in accordance with this Agreement and the applicable terms thereof or, if later, at the earliest time permitted under the terms thereof that will not result in the application of additional tax or penalty under Section 409A of the Code.

Section 2.3 Exchange and Payment.

(a) On or before the Merger Effective Time, at its sole cost and expense, Parent shall deposit (or cause to be deposited) with a bank or trust company designated by Parent and reasonably acceptable to the Company (the “Paying Agent”), in trust for the benefit of holders of Company Common Shares, and Company Preferred Shares (other than holders to the extent they hold Excluded Shares), cash in an amount sufficient to pay the aggregate Merger Consideration and the Company Preferred Share Consideration, as applicable and held separate and apart by the Paying Agent, in accordance with Section 2.1(b) and Section 2.1(c) (such cash, the “Payment Fund”). Except as otherwise provided in this Agreement, the Payment Fund shall not be used for any purpose other than to fund payments due pursuant to this Article II. Any and all interest earned on cash deposited in the Payment Fund shall be paid to the Surviving Company.

(b) As soon as reasonably practicable (and, in any event, within five Business Days) after the Merger Effective Time, the Surviving Company shall cause the Paying Agent, in accordance with, and as required by the Paying Agent’s customary procedures, to mail to each holder of record of a certificate (“Certificates”) that, immediately prior to the Merger Effective Time, represented outstanding Company Common Shares that were converted into the right to receive the Merger Consideration (i) a form of letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates held by such Person shall pass, only upon proper delivery of the Certificates to the Paying Agent, and which letter shall be in customary form and contain such other provisions as Parent or the Paying Agent may reasonably specify) and (ii) instructions for use in effecting the surrender of such Certificates in exchange for the Merger Consideration to which the holder thereof is entitled. Upon surrender of a Certificate to the Paying Agent, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as the Paying Agent may reasonably require, the holder of such Certificate shall be entitled to receive in exchange for the Company Common Shares formerly represented by such Certificate (other than Excluded Shares) the Merger Consideration for each such Company Common Share (subject to deduction for any required withholding Tax pursuant to Section 2.4), and the Certificate so surrendered shall forthwith be cancelled. Promptly after the Merger Effective Time (and, in any event, not later than the third Business Day thereafter), the Surviving Company shall cause the Paying Agent to issue and send to each holder of uncertificated Company Common Shares represented by book entry (“Book-Entry Shares”), other than with respect to Excluded Shares, a check or wire transfer for the amount of cash that such holder is entitled to receive pursuant to Section 2.1(a) in respect of such Book-Entry Shares, without such holder being required to deliver a Certificate or an executed letter of transmittal to the Paying Agent, and such Book-Entry Shares shall then be cancelled. No interest will be paid or accrued for the benefit of holders of Certificates or Book-Entry Shares on the applicable Merger Consideration.

(c) Each Company Preferred Share issued and outstanding immediately prior to the Merger Effective Time shall be redeemed in accordance with the terms of Section 5.18, and from and after the Merger Effective Time, shall no longer be deemed outstanding and all rights of the holders of such shares shall terminate, except that such holders shall retain the right to receive, and shall receive, payment of the Company Preferred Share Consideration in accordance with the terms of Section 5.18.

(d) If payment of the Merger Consideration or the Company Preferred Share Consideration, as applicable, is to be made to a Person other than the Person in whose name the surrendered Certificate or Book-Entry Share is registered, it shall be a condition of payment that such Certificate so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer or such Book-Entry Share shall be properly transferred and that the Person requesting such payment shall have paid any transfer and other Taxes required by reason of the payment of Merger Consideration or the Company Preferred Share Consideration, as applicable, to a Person other than the registered holder of such Certificate or Book-Entry Share or shall have established to the satisfaction of Parent that such tax is not applicable.

(e) Until surrendered as contemplated by this Section 2.3, each Certificate or Book-Entry Share shall be deemed after the Merger Effective Time, to represent only the right to receive Merger Consideration or the Company Preferred Share Consideration, as applicable, payable in respect thereof pursuant to this Article II, without any interest thereon.

(f) All cash paid upon the surrender for exchange of Certificates or Book-Entry Shares in accordance with the terms of this Article II shall be deemed to have been paid in full satisfaction of all rights pertaining to the Company Common Shares or Company Preferred Shares formerly represented by such Certificates or Book-Entry Shares. At the Merger Effective Time, the stock transfer books of the Company shall be closed and there shall be no further registration of transfers of the Company Common Shares that were outstanding immediately prior to the Merger Effective Time. If, after the Merger Effective Time, Certificates are presented to the Surviving Company or the Paying Agent for transfer or transfer is sought for Book-Entry Shares, such Certificates or Book-Entry Shares shall be cancelled and exchanged as provided in this Article II.

(g) The Paying Agent shall invest any cash included in the Payment Fund as directed by Parent, on a daily basis. Any interest or other income resulting from such investments shall be paid to Parent, upon demand. To the extent that there are losses with respect to such investments, or the cash portion of the Payment Fund diminishes for other reasons below the level required to make prompt payments of the Merger Consideration or Company Preferred Share Consideration as contemplated hereby, Parent shall, as promptly as reasonably practicable, replace or restore the cash portion of the Payment Fund lost through investments or other events so as to ensure that the cash portion of the Payment Fund is, at all times, maintained at a level sufficient to make all such payments.

(h) Any portion of the Payment Fund (and any interest or other income earned thereon) that remains undistributed to the holders of Certificates or Book-Entry Shares one year after the Merger Effective Time shall be delivered to the Surviving Company free and clear of all claims, upon demand, and any remaining holders of Certificates or Book-Entry Shares (except to the extent representing Excluded Shares) shall thereafter look only to the Surviving Company as general creditors thereof for payment of the Merger Consideration or the Company Preferred Share Consideration (subject to abandoned property, escheat or other similar laws), without interest.

(i) None of the Parent Parties, the Company, the Paying Agent or any other Person shall be liable to any Person in respect of any portion of the Payment Fund properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(j) If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit, in form and substance reasonably acceptable to Parent and the Paying Agent, of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent or the Paying Agent, the posting by such Person of a bond in such a customary amount as Parent or the Paying Agent may determine is reasonably necessary as indemnity against any claim that may be made against it or the Surviving Company with respect to such Certificate, the Paying Agent will deliver in exchange for such lost, stolen or destroyed Certificate the Merger Consideration or Company Preferred Share Consideration, as applicable, payable in respect thereof pursuant to this Agreement.

Section 2.4 Withholding Rights. Each of the Parties and the Paying Agent shall each be entitled to deduct and withhold, or cause to be deducted and withheld, from the consideration otherwise payable to any holder of Company Common Shares, Company RSU Awards, Company PSU Awards, Company Preferred Shares or otherwise pursuant to this Agreement such amounts that are required to be deducted and withheld under the Internal Revenue Code of 1986, as amended (the “Code”), or any provision of state, local or foreign tax Law. To the extent that amounts are so deducted and withheld, such withheld amounts shall be paid over to the appliable Governmental Entity and shall be treated for all purposes of this Agreement as having been paid to the Person in respect of whom such deduction and withholding was made.

Section 2.5 Dissenting Shares. No dissenters’ or appraisal rights shall be available with respect to the Merger or the other transactions contemplated hereby, including any remedy under Section 3-201 et seq. of the MGCL.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (x) as set forth in the corresponding section or subsection of the disclosure letter delivered by the Company to the Parent Parties immediately prior to the execution of this Agreement (the “Company Disclosure Letter”) (it being agreed that the disclosure of any information in a particular section or subsection of the Company Disclosure Letter shall be deemed disclosure of such information with respect to any other section or subsection of this Agreement to which the relevance of such information is reasonably apparent on its face), or (y) as set forth in the Company SEC Documents furnished or filed since January 1, 2024 and available on the SEC’s Electronic Data Gathering and Retrieval System (excluding any information or documents incorporated by reference therein, or filed as exhibits thereto, and excluding any disclosures contained in such documents under the “Risk Factors” or “Forward-Looking Statements” sections of the Company SEC Documents and any other cautionary, predictive or forward-looking disclosures contained therein), the Company represents and warrants to the Parent Parties as follows:

Section 3.1 Organization, Standing and Power.

(a) Each of the Company and its Subsidiaries (i) is an entity duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization, (ii) has all requisite corporate or similar power and authority to own, lease and operate its properties and to carry on its business as now being conducted and (iii) is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, except in the case of clause (iii), where the failure to be so qualified or licensed or in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect.

(b) The Company has previously made available to Parent true and complete copies of (i) the Company Charter and the third amended and restated bylaws of the Company (together with the Company Charter, the “Company Organizational Documents”), and (ii) the certificate of incorporation and by-laws (or comparable organizational documents) of each of its Subsidiaries, in each case as amended to the date of this Agreement, (together with the Company Organizational Documents, the “Company Group Organizational Documents”), and each Company Group Organizational Document as so provided is in full force and effect. Neither the Company nor any of its Subsidiaries is in material violation of any provision of the applicable Company Group Organizational Documents.

Section 3.2 Capitalization.

(a) The authorized capital stock of the Company consists of 100,000,000 Company Common Shares and 100,000,000 shares of preferred stock, par value $0.01 per share, of which 5,600,000 have been designated as Company Preferred Shares. As of the close of business on July 23, 2025 (the “Measurement Date”), (i) 40,363,640 Company Common Shares were issued and outstanding, (ii) 4,480,000 Company Preferred Shares were issued and outstanding, and (iii) 1,951,584 Company Common Shares were issuable pursuant to the Company Incentive Plan, of which (x) 602,270 Company Common Shares were issuable in respect of Company RSU Awards, (y) 899,542 Company Common Shares were issuable in respect of Company PSU Awards (based on a 100% target level of achievement), and (z) 449,772 Company Common Shares were reserved for the grant of additional awards under the Company Incentive Plan. All outstanding shares of capital stock of the Company are, and all shares reserved for issuance (including pursuant to the settlement of Company RSU Awards and Company PSU Awards) will be, when issued, duly authorized, validly issued, fully paid and nonassessable (if applicable) and not subject to or issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the MGCL, the Company Group Organizational Documents or any Contract to which the Company or any of its Subsidiaries is a party or is otherwise bound. Except as provided in Section 3.3 of the Company Disclosure Letter, all outstanding shares of capital stock and other voting securities or equity interests of each such Subsidiary of the Company are owned, directly or indirectly, by the Company, free and clear of all pledges, claims, liens, charges, options, rights of first refusal, encumbrances and security interests of any kind or nature whatsoever (including any limitation on voting, sale, transfer or other disposition or exercise of any other attribute of ownership) (collectively, “Liens”). No shares of capital stock of the Company are owned by any Subsidiary of the Company. All outstanding shares of capital stock and other voting securities or equity interests of each Subsidiary of the Company have been duly authorized and validly issued, are fully paid, nonassessable and not subject to any preemptive rights. Neither the Company nor any of its Subsidiaries has outstanding any bonds, debentures, or notes having the right to vote (or convertible into, or exchangeable or exercisable for, securities having the right to vote) with the equityholders of the Company or any of its Subsidiaries on any matter. Except as set forth above in this Section 3.2(a), there are no outstanding (A) shares of capital stock or other voting securities or equity interests of the Company, (B) securities of the Company or any of its Subsidiaries convertible into or exchangeable or exercisable for shares of capital stock of the Company or other voting securities or equity interests of the Company or any of its Subsidiaries, (C) stock appreciation rights, “phantom” stock rights, interests in or rights to the ownership or earnings of the Company or any of its Subsidiaries or other equity equivalent or equity-based awards or rights, (D) subscriptions, options, warrants, calls, commitments, Contracts or other rights to acquire from the Company or any of its Subsidiaries, or obligations of the Company or any of its Subsidiaries to issue, any shares of capital stock of the Company or any of its Subsidiaries, voting securities, equity interests or securities convertible into or exchangeable or exercisable for capital stock or other voting securities or equity interests of the Company or any of its Subsidiaries or rights or interests described in the preceding clause (C) or (E) except as expressly provided for in this

Agreement, obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any such securities or to issue, grant, deliver or sell, or cause to be issued, granted, delivered or sold, any such securities. There are no stockholder agreements, voting trusts or other agreements or understandings to which the Company or any of its Subsidiaries is a party or to the Knowledge of the Company with respect to the holding, voting, registration, redemption, repurchase or disposition of, or that restricts the transfer of, any capital stock or other voting securities or equity interests of the Company or any of its Subsidiaries.

(b) Section 3.2(b) of the Company Disclosure Letter sets forth a true and complete list of all holders, as of the close of business on the Measurement Date, of outstanding Company RSU Awards and Company PSU Awards granted under the Company Incentive Plan (collectively, “Company Stock Awards”), indicating as applicable, with respect to each Company Stock Award then outstanding, the type of award granted, the number of Company Common Shares subject to such Company Stock Award, the date of grant, vesting schedule, payment schedule (if different from the vesting schedule) and the number of unvested Company Common Shares subject to such Company Stock Award. Except for the Company Stock Awards, no option to purchase Company Common Shares or any other similar rights to purchase or receive Company Common Shares or Company Preferred Shares or other equity or equity-linked awards are outstanding and no such awards or rights have been promised. The Company has made available to Parent true and complete copies of the Company Incentive Plan and the forms of all award agreements evidencing outstanding Company Stock Awards. All Company Stock Awards were granted in accordance with the Company Incentive Plan, and, in all material respects, all applicable Laws, and all applicable securities exchange rules. All Company Stock Awards are evidenced by written award agreements substantially in the forms that have been made available to Parent prior to the date hereof.

Section 3.3 Subsidiaries. Section 3.3 of the Company Disclosure Letter sets forth a true and complete list of each Subsidiary of the Company, including its jurisdiction of incorporation or formation and the percentage owned, directly or indirectly, by the Company. Except for the capital stock of, or other equity or voting interests in, such Subsidiaries, the Company does not own, directly or indirectly, any equity, membership interest, partnership interest, joint venture interest, or other equity or voting interest in, or any interest convertible into, exercisable or exchangeable for any of the foregoing, nor is it under any current or prospective obligation to form or participate in, provide funds to, make any loan, capital contribution, guarantee, credit enhancement or other investment in, or assume any liability or obligation of, any Person.

Section 3.4 Authority.

(a) The Company has all necessary corporate power and authority to execute, deliver and perform its obligations under this Agreement and to consummate the Merger and the other transactions contemplated hereby. The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the Merger and the other transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Company and no other corporate proceedings on the part of the Company are necessary to approve this Agreement or to consummate the Merger and the other transactions contemplated hereby, subject, in the case of the consummation of the Merger, to the approval of the Merger by the holders (the “Common Shareholders”) of at least a majority of the outstanding Company Common Shares (the “Company Stockholder Approval”). This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by each of the Parent Parties, constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms (except to the extent that enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar Laws affecting the enforcement of creditors’ rights generally or by general principles of equity).

(b) The Company Board, at a meeting duly called and held at which all directors of the Company were present, for and on behalf of the Company, duly and unanimously adopted resolutions (i) determining that the terms of this Agreement, the Merger and the other transactions contemplated hereby are fair to and in the best interests of the Company’s stockholders, (ii) approving and declaring advisable this Agreement and the transactions contemplated hereby, including the Merger, (iii) directing that this Agreement be submitted to the Common Shareholders of the Company for approval, and (iv) resolving to recommend that the Company’s Common Shareholders vote in favor of the approval of the Merger (the “Company Board Recommendation”), which resolutions have not been subsequently rescinded, modified or withdrawn in any way, except as may be permitted by Section 5.2.

(c) The Company Stockholder Approval is the only vote of the holders of any class or series of the Company’s capital stock or other securities required in connection with the consummation of the Merger. No vote of the holders of any class or series of the Company’s capital stock or other securities is required in connection with the consummation of any of the transactions contemplated hereby to be consummated by the Company other than the Merger.

Section 3.5 No Conflict; Consents and Approvals.

(a) Other than the consents set forth in Section 3.5(a) of the Company Disclosure Letter, including those consents of lenders to the Property Level Loan Documents (such lender consents, the “Loan Consents”), copies of which have been made available to Parent, the execution, delivery and performance of this Agreement by the Company and its Subsidiaries does not, and the consummation of the Merger and the other transactions contemplated hereby and compliance by the Company with the provisions hereof will not, conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of, or result in, termination, cancellation, modification or acceleration of any obligation or to the loss of a material benefit under, or result in the creation of any Lien in or upon any of the properties, assets or rights of the Company or any of its Subsidiaries under, or give rise to any increased, additional, accelerated or guaranteed rights or entitlements under, or require any consent, waiver or approval of any Person pursuant to, any provision of (i) the Company Group Organizational Documents, (ii) any Contract to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries or any of their respective properties or assets may be bound, or (iii) subject to the governmental filings and other matters referred to in Section 3.5(b), any federal, state, local or foreign law (including common law), statute, ordinance, rule, code, regulation, order, judgment, injunction, decree or other legally enforceable requirement (“Law”) applicable to the Company or any of its Subsidiaries or by which the Company or any of its Subsidiaries or any of their respective properties or assets may be bound, except as, in the case of clauses (ii) and (iii), as individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect (provided, that clause (4) of the proviso in the definition of Material Adverse Effect shall be disregarded for purposes of this Section 3.5(a)).

(b) No consent, approval, order or authorization of, or registration, declaration, filing with or notice to, any United States or non-United States federal, national, supranational, state, provincial, local or similar government, governmental, regulatory or administrative authority, branch, agency or commission or any court, tribunal, or arbitral or judicial body (including any grand jury) (each, a “Governmental Entity”) is required by or with respect to the Company or any of its Subsidiaries in connection with the execution, delivery and performance of this Agreement by the Company or the consummation by the Company of the Merger and the other transactions contemplated hereby or compliance with the provisions hereof, except for (i) such filings and reports as may be required pursuant to the applicable requirements of the Securities Act of 1933, as amended (the “Securities Act”), the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and any other applicable state or federal securities, takeover and “blue sky” Laws, (ii) the filing of the Certificate of Merger with the SDAT as required by the MGCL, (iii) any filings and approvals required under the rules and regulations of the New York Stock Exchange (“NYSE”) and (iv) such other consents, approvals, orders, authorizations, registrations, declarations, filings or notices the failure of which to be obtained or made, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect (provided, that clause (4) of the proviso in the definition of Material Adverse Effect shall be disregarded for purposes of this Section 3.5(b)).

Section 3.6 SEC Reports; Financial Statements.

(a) The Company has filed with or furnished to the Securities and Exchange Commission (the “SEC”) on a timely basis all forms, reports, schedules, statements and other documents required to be filed with or furnished to the SEC by it during the preceding three years (all such documents, together with all exhibits and schedules to the foregoing materials and all information incorporated therein by reference, the “Company SEC Documents”). As of their respective filing dates (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing), the Company SEC Documents complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), as the case may be (including, in each case, the rules and regulations promulgated thereunder), and none of the Company SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b) Except as provided in Section 3.6(b) of the Company Disclosure Letter, the financial statements (including the related notes and schedules thereto) included (or incorporated by reference) in the Company SEC Documents (i) have been prepared in a manner consistent with the books and records of the Company and its Subsidiaries, (ii) have been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”) (except, in the case of unaudited statements, as permitted by Regulation S-X of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto), (iii) comply as to form in all material respects with applicable accounting requirements and the promulgated rules and regulations of the SEC with respect thereto and (iv) fairly present in all material respects the consolidated financial position of the Company and its Subsidiaries as of the dates thereof and their respective consolidated results of operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal and recurring year-end audit adjustments that were not, or are not expected to be, material in amount), all in accordance with GAAP and the applicable rules and regulations promulgated by the SEC. During the preceding three years, the Company has not made any material change in the accounting practices or policies applied in the preparation of its financial statements, except as required by GAAP, SEC rule or policy or applicable Law. The books and records of the Company and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP (to the extent applicable) and any other applicable legal and accounting requirements and reflect only actual transactions.

(c) The Company has established and maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act). Such disclosure controls and procedures are designed to ensure that material information relating to the Company, including its consolidated Subsidiaries, required to be disclosed in the Company’s periodic and current reports under the Exchange Act, is made known to the Company’s principal executive officer and its principal financial officer by others within those entities to allow timely decisions regarding required disclosures as required under the Exchange Act. The principal executive officer and principal financial officer of the Company have evaluated the effectiveness of the Company’s disclosure controls and procedures and, to the extent required by applicable Law, presented in any applicable Company SEC Document that is a report on Form 10-K or Form 10-Q, or any amendment thereto, its conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by such report or amendment based on such evaluation.

(d) The Company and its Subsidiaries have established and maintain a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of the Company’s financial statements for external purposes in accordance with GAAP. The Company has disclosed, based on its most recent evaluation of the Company’s internal control over financial reporting prior to the date hereof, to the Company’s auditors and audit committee (i) any significant deficiencies and material weaknesses in the design or operation of the Company’s internal control over financial reporting, which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and (ii) any Fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting. A true, correct and complete summary of any such disclosures made by management to the Company’s auditors and audit committee is set forth in Section 3.6(d) of the Company Disclosure Letter.

(e) Except as set forth in Section 3.6(e) of the Company Disclosure Letter, during the preceding three years, (i) neither the Company nor any of its Subsidiaries nor, to the Knowledge of the Company, any director, officer, employee, auditor, accountant or representative of the Company or any of its Subsidiaries has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that the Company or any of its Subsidiaries has engaged in questionable accounting or auditing practices and (ii) no attorney representing the Company or any of its Subsidiaries, whether or not employed by the Company or any of its Subsidiaries, has reported evidence of a material violation of securities Laws, breach of duty or similar violation by the Company or any of its Subsidiaries or any of their respective officers, directors, employees or agents to the Company Board or any committee thereof or to any director or officer of the Company or any of its Subsidiaries.

(f) As of the date of this Agreement, there are no outstanding or unresolved comments in the comment letters received from the SEC staff with respect to the Company SEC Documents. To the Knowledge of the Company, none of the Company SEC Documents are subject to ongoing review or outstanding SEC comment or investigation. The Company has made available to Parent true, correct and complete copies of all material written correspondence between the SEC, on the one hand, and the Company or any of its Subsidiaries, on the other hand, occurring over the past three years.

(g) Neither the Company nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off balance sheet partnership or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among the Company and any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act)), where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any of its Subsidiaries in the Company’s or such Subsidiary’s published financial statements or other Company SEC Documents.

(h) The Company is in compliance in all material respects with (i) the provisions of the Sarbanes-Oxley Act and (ii) the rules and regulations of the NYSE, in each case, that are applicable to the Company.

(i) No Subsidiary of the Company is required to file any form, report, schedule, statement or other document with the SEC.

Section 3.7 No Undisclosed Liabilities. Except as set forth on Section 3.7 of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries has any liabilities or obligations of any nature, whether accrued, absolute, contingent or otherwise, known or unknown, whether due or to become due and whether or not required to be recorded or reflected on a balance sheet under GAAP, except (a) to the extent accrued or reserved against in the audited consolidated balance sheet of the Company and its Subsidiaries as at December 31, 2024 included in the Annual Report on Form 10-K for the Company’s fiscal year ended December 31, 2024 filed by the Company with the SEC on February 20, 2025 (without giving effect to any amendment thereto filed on or after the date hereof) and (b) for liabilities and obligations incurred in the ordinary course of business consistent with past practice since December 31, 2024 that are not material to the Company and its Subsidiaries, taken as a whole.

Section 3.8 Certain Information. Subject to the next sentence, the Proxy Statement will not, at the time it is first mailed to the Company’s Common Shareholders, at the time of any amendments or supplements thereto and at the time of the Company Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading. The Proxy Statement will comply as to form in all material respects with the provisions of the Exchange Act. Notwithstanding the foregoing, the Company makes no representation or warranty with respect to statements included or incorporated by reference in the Proxy Statement based on information supplied in writing by or on behalf of the Parent Parties specifically for inclusion or incorporation by reference therein. For purposes of this Agreement, the letter to the Common Shareholders, notice of meeting, proxy statement and form of proxy to be distributed to the Common Shareholders in connection with the Merger (including any amendments or supplements) are collectively referred to as the “Proxy Statement”.

Section 3.9 Absence of Certain Changes or Events. Since December 31, 2024: (a) the Company and its Subsidiaries have conducted their businesses in all material respects only in the ordinary course of business consistent with past practice; (b) there has not been any change, event or development or prospective change, event or development that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect; (c) neither the Company nor any of its Subsidiaries has suffered any material loss, damage, destruction or other casualty affecting any of its properties or assets, whether or not covered by insurance; and (d) neither the Company nor any of its Subsidiaries has taken any action that, if taken after the date of this Agreement, would constitute a breach of any of the covenants set forth in Section 5.1(a), Section 5.1(b), Section 5.1(d), Section 5.1(e), Section 5.1(f), Section 5.1(v), Section 5.1(x) and Section 5.1(y).

Section 3.10 Litigation. Except as set forth on Section 3.10 of the Company Disclosure Letter, there is no action, suit, claim, arbitration, investigation, inquiry, or other proceeding (each, an “Action”) pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries, any of their respective properties or assets, or, to the Knowledge of the Company, any officer, director or employee of the Company or any of its Subsidiaries in such individual’s capacity as such that would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Neither the Company nor any of its Subsidiaries nor any of their respective properties or assets is subject to any outstanding judgment, order, injunction, rule or decree of any Governmental Entity that would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. There is no Action pending or, to the Knowledge of the Company, threatened seeking to prevent, hinder, modify, delay or challenge the Merger or any of the other transactions contemplated by this Agreement.

Section 3.11 Compliance with Laws. The Company and each of its Subsidiaries are in compliance with all Laws applicable to their businesses, operations, properties or assets, except where any non-compliance, individually or the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect. Except as set forth on Section 3.11 of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries has received, in the past three years, a notice or other written communication alleging or relating to a possible material violation of any Law applicable to their businesses, operations, properties or assets. The Company and each of its Subsidiaries have in effect all material permits, licenses, variances, exemptions, approvals, authorizations, consents, operating certificates, franchises, orders and approvals (collectively, “Permits”) of all Governmental Entities necessary or advisable for them to own, lease or operate their properties and assets and to carry on their businesses and operations as now conducted, and there has occurred no violation of, default (with or without notice or lapse of time, or both) under or event giving to others any right of revocation, non-renewal, adverse modification or cancellation of, with or without notice or lapse of time or both, any such Permit, nor would any such revocation, non-renewal, adverse modification or cancellation result from the consummation of the transactions contemplated hereby.

Section 3.12 Benefit Plans.

(a) Section 3.12(a) of the Company Disclosure Letter contains a current, true, correct and complete list of each material Company Plan and separately identifies each material Company Plan that is administered in, or that covers employees or other Service Providers providing services in, any jurisdiction outside of the United States. The Company has provided or made available to Parent a current, true and complete copy of each material Company Plan (or a written description, if such Company Plan is unwritten). With respect to each material Company Plan, the Company has furnished or made available to Parent a current, accurate and complete copy of, to the extent applicable: (i) any related trust agreement or other funding instrument, (ii) the most recent determination letter of the IRS, (iii) any summary plan description, summary of material modifications, and other similar material written communications (or a written description of any material oral communications) to the employees of the Company or its Subsidiaries concerning the extent of the benefits provided under a Company Plan, and (iv) for the most recent year (A) the Form 5500 and attached schedules, (B) audited financial statements and (C) actuarial valuation reports, and (v) any material and non-routine correspondence with a Governmental Entity in the last three years.

(b) None of the Company, any of its Subsidiaries or any of their respective ERISA Affiliates sponsors, maintains, administers, contributes to or is required to contribute to or has any liability (contingent or otherwise) with respect to, nor has, in the past six years, sponsored, maintained, administered, contributed to or been required to contribute to or has or would reasonably be expected to have any liability (contingent or otherwise) with respect to: (i) a “multiemployer plan” (within the meaning of ERISA section 3(37)), (ii) an “employee pension benefit plan,” within the meaning of Section 3(2) of ERISA that is subject to Title IV of ERISA or Section 412 of the Code, (iii) a “multiple employer plan” as defined in Section 413 of the Code, (iv) a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA), or (v) a “voluntary employees’ beneficiary association” (as defined in Section 501(c)(9) of the Code).

(c) With respect to the Company Plans:

(i) each Company Plan has been established, maintained and operated in all material respects with its terms and applicable Law, including the applicable provisions of ERISA and the Code;

(ii) no reportable event, as defined in Section 4043 of ERISA, no prohibited transaction, as described in Section 406 of ERISA or Section 4975 of the Code, or no accumulated funding deficiency, as defined in Section 302 of ERISA and 412 of the Code, has occurred with respect to any Company Plan, and all contributions, premiums and other payments required to be made under the terms of any Company Plan have been timely made, and all contributions, premiums and other payments not yet required to be made with respect to any Company Plan as of the date hereof have been properly accrued for on the Company’s or its applicable Subsidiary’s financial statements, in each case, except as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole;

(iii) each Company Plan intended to be qualified under Section 401(a) of the Code has received a timely favorable determination, advisory and/or opinion letter, as applicable, from the IRS that it is so qualified, and nothing has occurred and, to the Knowledge of the Company, no circumstances exist that could adversely affect the qualified status of such Company Plan; and

(iv) there is no Action (including any investigation, audit or other administrative proceeding) by the Department of Labor, the Pension Benefit Guaranty Corporation, the IRS or any other Governmental Entity or by any plan participant or beneficiary pending or, to the Knowledge of the Company, threatened relating to the Company Plans, any fiduciaries thereof with respect to their duties to the Company Plans or the assets of any of the trusts under any of the Company Plans (other than routine claims for benefits), nor, to the Knowledge of the Company, are there any facts or circumstances that exist that could reasonably give rise to any such Action, in each case, except as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.

(d) No Company Plan provides or promises, and neither the Company nor any of its Subsidiaries has any current or projected liability for, post-termination or retiree medical, disability, life or other welfare benefits to any person for any reason, except as may be required by Section 601, et seq. of ERISA and Section 4980B(b) of the Code or other applicable similar law regarding health care coverage continuation for which the applicable person pays the full cost of coverage.

(e) Each Company Plan that covers Service Providers who perform services primarily outside of the United States (each, an “International Company Plan”) (i) has been maintained, funded and administered in accordance with its terms and all applicable Laws, in all material respects, (ii) if required to have been approved by any Governmental Entity (or permitted to have been approved to obtain any beneficial Tax or other status), has been so approved, and (iii) if intended to qualify for special Tax treatment, meets all the requirements for such treatment. The assets of each International Company Plan that provides retirement, medical or life insurance benefits following retirement or other termination of service or employment (x) are at least equal to the liabilities of such International Company Plan (determined based on reasonable actuarial assumptions) or (y) if such International Company Plan is wholly or partially unfunded, accrued to the extent required by the accounting standards applicable to the Company or its applicable Subsidiary that sponsors, maintains or contributes to such International Company Plan.

(f) Neither the execution or delivery of this Agreement nor the consummation of the Merger (either alone or in combination with any other event) could, directly or indirectly, (i) entitle any current or former Service Provider to any compensation or benefits, (ii) accelerate the time of payment funding or vesting, require payments or benefits to be funded or otherwise secured, or increase the amount of any compensation or benefits due any current or former Service Provider, or (iii) limit or restrict the right of the Company or any of its Subsidiaries or, after the Closing, Parent or any of its Affiliates, to merge, amend or terminate any Company Plan.

Section 3.13 Labor Matters.

(a) Set forth on Section 3.13(a) of the Company Disclosure Letter is a true, correct and complete list of each employee as of the date hereof, including for each such individual, as applicable: (i) title or position held, (ii) work location, (iii) date of hire or commencement of service (or other service crediting date, if applicable), (iv) whether paid on an hourly, salary, commission or other basis and whether classified as exempt or non-exempt from the Fair Labor Standards Act or equivalent legislation for employees outside the United States, (v) annual salary or hourly rate (or other manner of compensation), (vi) most recent annual bonus received and current annual bonus opportunity, and (vii) whether active or on leave (and if on leave, the expected return date) (the “Census”). Each employee set forth on the Census is terminable at-will or is identified as an employee whose employment is subject to a jurisdiction where at-will employment is not lawful. Ten days prior to the Closing Date, the Company shall provide Parent with a true, correct, and complete revised version of the Census, updated as of such date.

(b) The Company and its Subsidiaries are, and during the past three years have been, in compliance in all material respects with all applicable Laws relating to labor and employment, including those relating to wages, hours, vacation and statutory holidays, collective bargaining, unemployment compensation, workers compensation, equal employment opportunity (including pay equity), occupational health and safety (including bullying, harassment and sexual harassment), age and disability discrimination, immigration control, employee classification, information privacy and security, payment and withholding of taxes and other statutory deductions and contributions, and continuation coverage with respect to group health plans. Neither the Company nor any of its Subsidiaries has taken any action that would reasonably be expected to cause Parent or any of its Affiliates to have any liability or other obligation following the Closing Date under the WARN Act.

(c) Neither the Company nor any of its Subsidiaries is or has been a party to or bound by, nor is negotiating or entering into nor has any current plans to negotiate or enter into, a Collective Bargaining Agreement. During the preceding three years, there has not been, and as of the date of this Agreement there is not pending or, to the Knowledge of the Company, threatened, activity on behalf of any labor union, labor organization or similar employee group to organize any employees of the Company or any of its Subsidiaries or any work stoppage, slowdown, labor strike or lockout against the Company or any of its Subsidiaries by employees. Neither the consent of, consultation with, nor the rendering of formal advice by any labor organization is required for the Company to enter into this Agreement or to consummate the Merger.

(d) Neither the Company nor any of its Subsidiaries is, or during the past three years has been, a party or subject to any pending or, to the Knowledge of the Company, threatened Action brought by or on behalf of any applicant for employment, any current or former employee, or any group or class of the foregoing, or any Governmental Entity (including, without limitation, the National Labor Relations Board or the Equal Employment Opportunity Commission, or such equivalent entities outside the United States) alleging violation of any labor or employment law, breach of any Collective Bargaining Agreement or similar labor agreement or wrongful termination of employment.

(e) To the Knowledge of the Company, no current executive-level employee or officer of the Company or any of its Subsidiaries has provided written notice of any intent to terminate his or her employment relationship with such entity following the consummation of the transactions contemplated hereby.

(f) Except as set forth on Section 3.13(f) of the Company Disclosure Letter, in the past three years, there has not been any Action relating to, or any act or allegation of or relating to, any discrimination, harassment or misconduct policy of the Company or any of its Subsidiaries relating to the foregoing, in each case involving the Company or any of its Subsidiaries or any current or former employee, nor has there been any settlement or similar out-of-court or pre-litigation arrangement relating to any such matters, nor to the Knowledge of the Company has any such Action been threatened.

(g) Neither the Company nor any of its Subsidiaries is, nor has been in the past three years, the subject of any audit, investigation or other similar action from the U.S. Department of Homeland Security, including the Immigration and Customs Enforcement (or any predecessor thereto, including the U.S. Customs Service or the Immigration and Naturalization Service), or any other Governmental Entity, concerning compliance with any Laws concerning immigration.

(h) To the Knowledge of the Company, no employee is a party to, or is otherwise bound by, any enforceable written agreement, including any confidentiality, noncompetition or proprietary rights agreement, that affects: (i) the performance of any such employee’s duties as an employee to the Company or any of its Subsidiaries, or (ii) the ability of the Company and its Subsidiaries to conduct their business.

Section 3.14 Environmental Matters. Except as would not reasonably be expected to be material (individually or in the aggregate) to the Company, (i) the Company and each of its Subsidiaries are, and for the past three years, have been, in compliance with any applicable Environmental Laws; (ii) the Company and its Subsidiaries have obtained all Permits of all Governmental Entities and any other Person that are required under any Environmental Law; (iii) there has been no release of any Hazardous Substance by the Company or any of its Subsidiaries or, to the Knowledge of the Company, by any other Person in any manner that has given or would reasonably be expected to give rise to any remedial or investigative obligation, corrective action requirement or liability of the Company or any of its Subsidiaries under applicable Environmental Laws; (iv) neither the Company nor any of its Subsidiaries has received any claims, notices, demand letters or requests for information (except for such claims, notices, demand letters or requests for information the subject matter of which has been resolved prior to the date of this Agreement) from any federal, state, local, foreign or provincial Governmental Entity or any other Person asserting that the Company or any of its Subsidiaries is in violation of, or liable under, any Environmental Law that remain unresolved; (v) no Hazardous Substance has been disposed of, arranged to be disposed of, or transported in violation of any applicable Environmental Law, or in a manner that has given rise to, or that would reasonably be expected to give rise to, any liability under any Environmental Law, in each case, on, at, under or from any current or former properties or facilities owned or operated by the Company or any of its Subsidiaries or as a result of any operations or activities of the Company or any of its Subsidiaries at any location; and (vi) neither the Company, its Subsidiaries nor any of their respective properties or facilities are subject to any liabilities relating to any suit, settlement, court order, administrative order, regulatory requirement, judgment or claim asserted or arising under any Environmental Law.

Section 3.15 Taxes.

(a) Except as provided in Section 3.15(a) of the Company Disclosure Letter, each of the Company and its Subsidiaries has timely filed (or had filed on their behalf) all income and other material Tax Returns required to be filed by any of them (after giving effect to any filing extension granted by a Governmental Entity), and all such Tax Returns are correct, complete and accurate in all material respects. All material Taxes payable by or on behalf of each of the Company and its Subsidiaries (whether or not shown on a Tax Return) have been fully and timely paid, and adequate reserves or accruals for Taxes have been provided in accordance with GAAP with respect to any period for which Tax Returns have not yet been filed or for which Taxes are not yet due and owing.

(b) The Company (i) for all taxable years commencing with its first taxable year ending December 31, 2014, through and including its taxable year ending December 31 of the year immediately prior to the year in which the Merger Effective Time occurs, has been subject to U.S. federal taxation as a REIT within the meaning of Section 856 of the Code and has been and will be organized and operated in conformity with all requirements to qualify as a REIT for such years, (ii) for its taxable year in which the Merger Effective Time occurs, has been organized and operated in conformity with all requirements to qualify as a REIT through the end of its taxable year that will end as of the Merger Effective Time, (iii) has operated at all times for all taxable years commencing with its first taxable year ending December 31, 2014, through and including its taxable year ending December 31 of the year immediately prior to the year in which the Merger Effective Time occurs, and intends to continue to operate for the taxable year that includes the Closing, in such a manner as to permit it to qualify as a REIT for the taxable year that will include the Merger, and (iv) has not taken or omitted to take any action that would reasonably be expected to result in the Company’s failure to qualify as a REIT and no challenge to the Company’s status or qualification for taxation as a REIT is pending or, to the Knowledge of the Company, threatened. Section 3.15(b) of the Company Disclosure Letter sets forth each Subsidiary of the Company and its classification for U.S. federal income tax purposes as of the date hereof. Each entity that is listed in Section 3.15(b) of the Company Disclosure Letter as a disregarded entity for U.S. federal income tax purposes has been treated as a disregarded entity from and after the date of its formation except as set forth in Section 3.15(b) of the Company Disclosure Letter and each entity listed in Section 3.15(b) of the Company Disclosure Letter as a partnership for U.S. federal income tax purposes has been treated as a disregarded entity or partnership from and after the date of its formation except as set forth in Section 3.15(b) of the Company Disclosure Letter. Each entity that is listed in Section 3.15(b) of the Company Disclosure Letter as a corporation has, since the later of the date of its formation or the date on which the Company acquired an interest in such entity, been treated for U.S. federal income tax purposes as a REIT, a Qualified REIT Subsidiary or a Taxable REIT Subsidiary as set forth on such schedule except as set forth in Section 3.15(b) of the Company Disclosure Letter. No Subsidiary of the Company is treated for U.S. federal income tax purposes as a Qualified REIT Subsidiary.

(c) No material deficiencies for any Taxes have been asserted or assessed in writing against the Company or any of its Subsidiaries and remain outstanding as of the date of this Agreement.

(d) No entity in which the Company directly or indirectly owns an interest is or at any time since the later of its acquisition or formation has been a “publicly traded partnership” taxable as a corporation under Section 7704(b) of the Code.

(e) Neither the Company nor any of its Subsidiaries (other than a Taxable REIT Subsidiary of the Company) has engaged at any time in any “prohibited transactions” within the meaning of Section 857(b)(6) of the Code. Neither the Company nor any of its Subsidiaries has engaged in any transaction that would give rise to “redetermined rents”, “redetermined deductions”, “excess interest” or “redetermined TRS service income”, in each case as defined in Section 857(b)(7) of the Code.

(f) There are no Tax Protection Agreements to which the Company, any of its Subsidiaries, or any other entity in which the Company or any of its Subsidiaries has an interest, is directly or indirectly subject.

(g) Except as provided in Section 3.15(g) of the Company Disclosure Letter, each of the Company and its Subsidiaries: (i) is not currently the subject of any audits, examinations, investigations or other proceedings in respect of any material Taxes by any Governmental Entity; (ii) has not received any notice in writing from any Governmental Entity that such an audit, examination, investigation or other proceeding is contemplated or pending; (iii) has not waived any statute of limitations in respect of material Taxes or agreed to any extension of time with respect to a material Tax assessment or deficiency; (iv) has not received a request for waiver of the time to assess any material Taxes, which request is still pending; (v) is not contesting any liability for material Taxes before any Governmental Entity; (vi) is not subject to a claim by a Governmental Entity in a jurisdiction where such Company or Subsidiary does not file Tax Returns that the Company or any of its Subsidiaries is or may be subject to material taxation by that jurisdiction; (vii) has no outstanding requests for any Tax ruling from any Governmental Entity and has not received a Tax ruling; and (viii) is not the subject of a “closing agreement” within the meaning of Section 7121 of the Code (or any comparable agreement under applicable state, local or foreign Tax Law).

(h) Taking into account all distributions to be made by the Company in its taxable year in which the Merger Effective Time occurs, the Company will have distributed cash to its stockholders for such taxable year in an amount equal to or in excess of its “real estate investment trust taxable income” as defined under Section 857(b)(2) of the Code and determined for this purpose without regard to the deduction for dividends paid (as defined in Section 561 of the Code).

(i) Each of the Company and its Subsidiaries: (i) has complied in all material respects with all applicable Laws, rules and regulations relating to the payment and withholding of Taxes, (ii) has duly and timely withheld from employee salaries, wages and other compensation and has paid over to the appropriate Governmental Entity all material amounts required to be withheld and paid over on or prior to the due date thereof under all applicable Laws, (iii) has in all material respects properly completed and timely filed all IRS Forms W-2 and 1099 required thereof, and (iv) has collected and remitted to the appropriate Governmental Entity all material sales and use Taxes, or has been furnished properly completed exemption certificates and have in all material respects maintained all such records and supporting documents in a manner required by all applicable sales and use Tax statutes and regulations.

(j) There are no liens for Taxes upon any property or assets of the Company or any of its Subsidiaries except for Permitted Liens.

(k) Neither the Company nor any of its Subsidiaries (i) is or has been a member of any affiliated, consolidated, combined, unitary or similar group for purposes of filing Tax Returns or paying Taxes, or (ii) has any liability for the Taxes of any Person (other than the Company or any of its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, by contract, or otherwise.

(l) Neither the Company nor any of its Subsidiaries is a party to any Tax indemnity, allocation or sharing agreement or similar agreement or arrangement with any Person, other than (i) any agreement or arrangement solely between the Company and any of its Subsidiaries (or solely between any of the Subsidiaries of the Company), and (ii) provisions in customary commercial contracts not primarily relating to Taxes.

(m) Except for ordinary course transactions that may be “reportable transactions” solely on account of the recognition of a tax loss, neither the Company nor any of its Subsidiaries is or has been a party to any “reportable transaction” as such term is used in the Treasury Regulations under Section 6011 of the Code.

(n) The Company does not have and will not have, as of the Closing, any current or accumulated “earnings and profits” for U.S. federal income tax purposes which would constitute “earnings and profits accumulated in any non-REIT year” (determined for purposes of Section 857(a)(2)(B) of the Code).

(o) The Company does not directly or indirectly hold any asset the disposition of which would subject it to U.S. federal, state or local tax on built-in gain pursuant to IRS Notice 88-19, Section 1.337(d)-7 of the Treasury Regulations, or any other temporary or final regulations issued under Section 337(d) of the Code, any elections made thereunder or any similar state or local law.

(p) In the last two years, neither the Company nor any of its Subsidiaries has been a “distributing corporation” or a “controlled corporation” within the meaning of Section 355(a)(1)(A) of the Code in a distribution intended to qualify for tax-free treatment under Section 355 of the Code.

(q) The Company has made available to Parent correct and complete copies of (i) all income and other material Tax Returns of the Company and its Subsidiaries relating to the taxable periods ending since the Company’s taxable year ended December 31, 2019 and (ii) any material audit report issued by a Governmental Entity within the last four years relating to any Taxes due from or with respect to the Company or any of its Subsidiaries.

(r) Except as provided in Section 3.15(r) of the Company Disclosure Letter, no power of attorney with respect to any Tax matter is currently in force.

(s) Neither the execution or delivery of this Agreement nor the consummation of the transactions contemplated hereby could (either alone or in conjunction with any other event), directly or indirectly, result in any amount, individually or in the aggregate, constituting an “excess parachute payment,” as defined in Section 280G(b)(1) of the Code.

(t) Each Company Plan that provides for payments and/or benefits that could constitute “nonqualified deferred compensation” subject to Section 409A of the Code has been and is in compliance in all material documentary and operational respects with Section 409A of the Code.

Section 3.16 Contracts.

(a) Section 3.16 of the Company Disclosure Letter lists each Contract of the following types to which the Company or any of its Subsidiaries is a party or by which any of their respective properties or assets is bound:

(i) any Contract that limits the ability of the Company or any of its Subsidiaries to compete in any line of business or with any Person or in any geographic area, or that restricts the right of the Company and its Subsidiaries (or, following the consummation of the Merger and the other transactions contemplated by this Agreement, would limit the ability of Parent or any of its Subsidiaries, including the Surviving Company) to sell to or purchase from any Person or to hire any Person, or that grants the other party or any third Person “most favored nation” status or any type of special discount rights except for any such provision that may be contained in the Company Leases entered into in the ordinary course of business consistent with past practice;

(ii) any Contract with respect to the formation, creation, operation, management or control of a joint venture or other similar agreement or arrangement;

(iii) any Contract relating to Indebtedness (A) of the Company or any of its Subsidiaries having an outstanding principal amount in excess of $200,000; or (B) secured by a Lien encumbering any of the Company Properties (such Contracts described in this clause (B), the “Property Level Loan Documents”);

(iv) any Contract requiring or involving (A) any pending or contemplated merger, consolidation or similar business transaction, or (B) the acquisition or disposition, directly or indirectly (by merger or otherwise), of assets, properties or capital stock or other equity interests (other than acquisitions or dispositions of immaterial assets or inventory in the ordinary course of business consistent with past practice);

(v) any Contract that by its terms calls for aggregate payment or receipt by the Company or any of its Subsidiaries under such Contract of more than $200,000 over the remaining term of such Contract, except for Contracts that are terminable for convenience by the Company or any of its Subsidiaries, as applicable, with a 30-day notice, the Property Level Loan Documents, Company Leases, and the Company Credit Agreement;

(vi) any Contract pursuant to which the Company or any of its Subsidiaries has continuing indemnification, guarantee, “earn-out” or other contingent payment obligations;

(vii) any Contract pursuant to which the Company grants or receives a license to Intellectual Property, other than (A) non-exclusive, object code licenses to commercially available, off-the-shelf software, (B) non-exclusive licenses granted in the ordinary course of business, and (C) Contracts wherein the license to Intellectual Property is ancillary to the primary purpose of the Contract;

(viii) any Contract that obligates the Company or any of its Subsidiaries to make any capital commitment, loan or expenditure in an amount in excess of $200,000;

(ix) any Contract not entered into in the ordinary course of business between the Company or any of its Subsidiaries, on the one hand, and any Affiliate thereof other than any Subsidiary of the Company;

(x) any Contract with any Governmental Entity;

(xi) any Collective Bargaining Agreement; or

(xii) any Property Management Agreement.

Each contract set forth in Section 3.16(a) of the Company Disclosure Letter, together with (1) the Contracts referred to in Section 3.16(c), and (2) the Company Leases, are referred to herein collectively as “Material Contracts” and each, individually, as a “Material Contract.”

(b) For purposes of this Section 3.18(b), no Company Leases shall be a Material Contract (Company Leases being the subject of Section 3.18).

(i) Each Material Contract is valid and binding on the Company and any of its Subsidiaries to the extent such Subsidiary is a party thereto, as applicable, and to the Knowledge of the Company, each other party thereto, and is in full force and effect and enforceable in accordance with its terms;

(ii) The Company and each of its Subsidiaries, and, to the Knowledge of the Company, each other party thereto, has performed all material obligations required to be performed by it under each Material Contract; and

(iii) There is no default under any Material Contract by the Company or any of its Subsidiaries or, to the Knowledge of the Company, any other party thereto, and no event or condition has occurred that constitutes, or, after notice or lapse of time or both, would constitute, a default on the part of the Company or any of its Subsidiaries or, to the Knowledge of the Company, any other party thereto under any such Material Contract, nor has the Company or any of its Subsidiaries received any notice of any such default, event or condition. The Company has made available to Parent true and complete copies of all Material Contracts, including all amendments thereto.

(c) All Contracts, including amendments thereto, required to be filed as an exhibit to any Company SEC Documents filed over the past three years, pursuant to the Exchange Act of the type described in Item 601(b)(10) of Regulation S-K promulgated by the SEC have been filed, except as would not result in the Company’s ineligibility to use Form S-3 promulgated by the SEC. All such filed Contracts shall be deemed to have been made available to Parent.

Section 3.17 Insurance. The Company and each of its Subsidiaries is covered by valid and currently effective insurance policies issued in favor of the Company or one or more of its Subsidiaries that are customary and adequate for companies of similar size in the industries and locations in which the Company operates. Section 3.17 of the Company Disclosure Letter sets forth, as of the date hereof, a true and complete list of all material insurance policies issued in favor of the Company or any of its Subsidiaries, or pursuant to which the Company or any of its Subsidiaries is a named insured or otherwise a beneficiary, as well as any historic incurrence-based policies still in force. With respect to each such insurance policy, (a) such policy is in full force and effect and all premiums due thereon have been paid, (b) neither the Company nor any of its Subsidiaries is in breach or default, and has not taken any action or failed to take any action which (with or without notice or lapse of time, or both) would constitute such a breach or default, or would permit termination or modification of, any such policy and (c) to the Knowledge of the Company, no insurer issuing any such policy has been declared insolvent or placed in receivership, conservatorship or liquidation. No notice of cancellation or termination has been received with respect to any such policy, nor will any such cancellation or termination result from the consummation of the transactions contemplated hereby. Except as set forth in Section 3.17 of the Company Disclosure Letter, there is no pending material claim by the Company or any of its Subsidiaries against any insurance carrier under any insurance policy held by or for the benefit of the Company or any of its Subsidiaries.

Section 3.18 Properties.

(a) The Company or one of its Subsidiaries has good and valid title to, or in the case of leased tangible personal property, a valid leasehold interest in, all of its tangible personal properties that are necessary for the Company and its Subsidiaries to conduct their respective businesses as currently conducted, free and clear of all Liens other than (i) Liens for taxes and assessments not yet past due or the amount or validity of which is being contested in good faith in accordance with Laws by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP, (ii) mechanics’, materialmen’s, workmen’s, repairmen’s, warehousemen’s and carriers’ Liens arising in the ordinary course of business of the Company or such Subsidiary consistent with past practice and not yet due or payable or the amount or validity of which is being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP, (iii) Liens not yet due and payable and incurred in the ordinary course of business in connection with any trade debt or equipment leases, (iv) Liens disclosed or reflected on the consolidated balance sheet of the Company included in the Company’s most recent periodic report filed with the SEC pursuant to the Exchange Act, and the footnotes thereto, (v) Liens not yet due and payable and created in the ordinary course of business as the result of, or specifically disclosed in or permitted under property management agreements, broker agreements for the purchase or sale of real property, and leasing commission agreements, true and complete copies of which have been made available to Parent, and (vi) such matters of record and imperfections of title that do not, individually or in the aggregate, materially impair the continued ownership, use and operation of the assets that they encumber for the business of the Company and its Subsidiaries as currently conducted (collectively, the “Permitted Liens”). Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, the tangible personal property currently used in the operation of the business of the Company and its Subsidiaries is in good working order (reasonable wear and tear excepted).

(b) A true and complete list (including the vested owner and the street address) of all real property (i) owned by the Company or any of its Subsidiaries (collectively, the “Owned Properties”) is set forth in Section 3.18(b)(i) of the Company Disclosure Letter, and (ii) leased, licensed or otherwise occupied under any lease, license or other use or occupancy agreement by any of the Company or any of its Subsidiaries is set forth in Section 3.18(b)(ii) of the Company Disclosure Letter (collectively, the “Leased Properties” and together with the Owned Properties, collectively, the “Company Properties”). Each of the Company and its Subsidiaries has (i) good and insurable title in fee simple to all of its Owned Properties, and (ii) a valid leasehold interest in all of its Leased Properties, in each case free and clear of all Liens except Permitted Liens.

(c) There are no (i) zoning or other public land use proceedings or (ii) condemnation actions or other takings pursuant to any power of eminent domain (collectively, “Takings”) that are pending or, to the Knowledge of the Company, threatened against any of the Owned Properties or Leased Properties. Neither the Company nor any of its Subsidiaries has received any written notice of any of the foregoing.

(d) Complete and correct copies, in all material respects, of all (i) leases pursuant to which the Company or any of its Subsidiaries is a lessor (at any level), and all amendments and modifications thereto (collectively, the “Landlord Leases”), and (ii) leases pursuant to which the Company or any of its Subsidiaries is a lessee (at any level), and all amendments and modifications thereto (collectively, the “Tenant Leases” and together with the Landlord Leases, the “Company Leases”), have been made available to Parent and are in full force and effect. There exists no uncured default under any of the Company Leases by the Company, any of its Subsidiaries or, to the Knowledge of the Company, any other party thereto, nor any event which, with notice or lapse of time or both, would constitute a default thereunder by the Company, any of its Subsidiaries or, to the Knowledge of the Company, any other party thereto, except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect, and neither the Company nor any of its Subsidiaries has received any written notice of any such default or potential default.

(e) A rent roll for each Company Property as of the date of this Agreement for each Company Lease as used by the Company in connection with the operation of such Company Property is set forth in Section 3.18(e) of the Company Disclosure Letter. Such rent rolls are true and correct in all material respects as to the information thereon as of the date stated thereon.

(f) There are no contractual or legal restrictions that preclude or restrict the ability to use any of the Company Properties by the Company or any of its Subsidiaries for the current use of such real property, except as would not have, or would not reasonably be expected to have, (individually or in the aggregate) a Material Adverse Effect. To the Knowledge of the Company, there are no uncured violations of (i) Laws, (ii) declarations, covenants, conditions, or restrictions or other matters of record, or (iii) any certificates of occupancy, permits, consents or other approvals issued by any Governmental Entity with respect to any of the Company Properties or the use or occupancy thereof (matters the subject of clauses (i) through (iii), collectively, the “Property Requirements”), and none of the Company nor any of its Subsidiaries has received any written notice or claim of any such violation.

(g) To the Knowledge of the Company, there are no latent defects or adverse physical conditions affecting any of the Company Properties that would prevent any such property from being insured at commercially reasonable rates or from being used in accordance with the Property Requirements for their respective current uses, that would prevent or materially impair any such property from being leased to third parties at market rates, or that would make any use thereof materially more expensive than comparable properties, and all buildings, structures and other improvements on each of the Company Properties are adequately maintained and are in good operating condition and repair for the requirements of the business of the Company and its Subsidiaries as currently conducted and in accordance with Property Requirements.

(h) Each of the Company’s Subsidiaries party to a Tenant Lease enjoys peaceful and undisturbed possession of the applicable Leased Property under such Tenant Lease.

(i) With respect to each Owned Property, and each Leased Property (if any) that is held pursuant to a ground lease, (i) an owner’s or leasehold policy of title insurance (as applicable, together with all endorsements thereto, a “Title Policy”) has been issued to the Company or the applicable Subsidiary showing title vesting in the fee or leasehold owner of the applicable property as identified in Section 3.18(i) of the Company Disclosure Letter, (ii) no written claim has been made against any Title Policy by the Company or any Subsidiary that, to the Knowledge of the Company, remains outstanding, (iii) all Title Policies have been made available to Parent, and (iv) the most recent American Land Title Association survey prepared for or otherwise received by the Company or any of its Subsidiaries has been made available to Parent and, to the Knowledge of the Company, there are no active boundary disputes or material encroachments, changes in boundaries, or any other new matters that would be shown on a current survey of real property, since the date of such survey.

(j) To the Knowledge of the Company, each of the Company Properties has sufficient direct or indirect access to and from publicly dedicated streets for its current use and operation, without any unreasonable constraints on the normal use, occupancy and operation thereof as currently used and operated.

(k) Except for the Phoenix PSA and as set forth on Section 3.18(k) of the Company Disclosure Letter, there are no written agreements to which the Company or any of its Subsidiaries is a party pursuant to which the Company or any such Subsidiary is obligated to purchase, acquire, sell, convey, transfer, lease or license any interest in real property on or after the date of this Agreement. Neither the Company nor any of its Subsidiaries has granted any unexpired options, rights of first offer or rights of first refusal to purchase or otherwise convey any real property interest in the Company Property or any portion thereof. To the Knowledge of the Company, there do not exist any other unexpired rights in favor of any Persons to purchase or otherwise acquire, or negotiate for the acquisition of, any interest in the Company Property or any portion thereof. Except with respect to the transactions contemplated by the Phoenix PSA, there are no brokerage commissions or brokerage fees which are now due or which may be due in the future relating to the purchase or sale of any interest(s) in real property.

(l) Section 3.18(l) of the Company Disclosure Letter sets forth a list of each Company Property with respect to which any material capital improvement work, including ground-up development, is ongoing as of the date hereof, including a reasonably detailed description thereof and the budget therefor and the undisbursed amounts with respect thereto. Such list is true and correct in all material respects as to the information thereon as of the date hereof.

(m) Section 3.18(m) of the Company Disclosure Letter lists, as of the date of this Agreement, the parties (other than the Company or a Subsidiary of the Company) providing third party property management services for any of the Company Properties, the number of Company Properties managed by each such party, and a description of the property management agreement pursuant to which such Company Properties are being managed (collectively, the “Property Management Agreements”).

(n) Section 3.18(n) of the Company Disclosure Letter lists in all material respects each Company Property which is (i) under development as of the date hereof, and describes the status of such development as of the date hereof, and (ii) subject to a binding agreement for development or commencement of construction by the Company or any of its Subsidiaries, in each case other than those pertaining to minor capital repairs, replacements and other similar correction of deferred maintenance items in the ordinary course of business.

(o) The Company has provided to Parent a true and correct copy of the most recent third-party property management report provided to the Company, which is set forth in Section 3.18(o) of the Company Disclosure Letter.

(p) Except as would not have, or would not reasonably be expected to have, (individually or in the aggregate) a Material Adverse Effect, (i) to the Knowledge of the Company, there are no structural defects relating to any Company Property that have not been cured, (ii) there are no Company Properties whose building systems are not in working order, or (iii) there is no physical damage to any Company Property for which there is not insurance in effect covering the cost of the restoration and the loss of revenue (subject to any deductions or retentions).

Section 3.19 Intellectual Property.

(a) Section 3.19(a) of the Company Disclosure Letter sets forth a complete and accurate list of all Intellectual Property owned by the Company or any of its Subsidiaries that is the subject of a pending application, certificate, filing, registration or document issued by, filed with or recorded by any Governmental Entity or domain name registrar (the “Registered Intellectual Property”), together with all material unregistered trademarks. All material Registered Intellectual Property is subsisting and, to the Knowledge of the Company, valid and enforceable.

(b) Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect, either the Company or a Subsidiary of the Company owns, or is licensed or otherwise possesses adequate rights to use (in the manner and to the extent it has used the same), all Intellectual Property used in their respective businesses as currently conducted (collectively, the “Company Intellectual Property”).

(c) Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect, (i) there are no pending or, to the Knowledge of the Company, threatened claims by any Person alleging infringement, misappropriation or dilution by the Company or any of its Subsidiaries of the Intellectual Property rights of any Person; (ii) the conduct of the businesses of the Company and its Subsidiaries has not, within the last three years, infringed, misappropriated or diluted, and does not infringe, misappropriate or dilute, any Intellectual Property rights of any Person; (iii) neither the Company nor any of its Subsidiaries has, within the last three years, made any claim of infringement, misappropriation or other violation by others of its rights to or in connection with the Company Intellectual Property; and (iv) to the Knowledge of the Company, no Person is infringing, misappropriating or diluting any Company Intellectual Property.

(d) The Company and its Subsidiaries have taken commercially reasonable steps to protect the confidentiality of their trade secrets and other confidential information, and the security of their computer systems and networks. To the Knowledge of the Company, (i) no such trade secrets or confidential information has been disclosed by the Company or any of its Subsidiaries to any other Person other than pursuant to a written agreement restricting the disclosure and use of such trade secrets or any other material confidential information by such Person, and (ii) no unauthorized access to or use of the Company’s or its Subsidiaries’ computer systems or networks has occurred.

(e) Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect, the consummation of the transactions contemplated by this Agreement will not result in the loss of, or give rise to any right of any third party to terminate any of the Company’s or any of its Subsidiaries’ rights or obligations under, any agreement under which the Company or any of its Subsidiaries grants to any Person, or any Person grants to the Company or any of its Subsidiaries, a license or right under or with respect to any Company Intellectual Property.

Section 3.20 State Takeover Statutes. The Company Board has taken all actions so that the restrictions applicable to business combinations contained in the applicable provisions of Maryland General Corporation Law are, and will be, inapplicable to the execution, delivery and performance of this Agreement and the timely consummation of the Merger and the other transactions contemplated hereby. No other “moratorium,” “fair price,” “business combination,” “control share acquisition” or similar provision of any state anti-takeover Law (including the restrictions on business combinations with an interested stockholder contained in Subtitle 6 of Title 3 of the MGCL and the restrictions on control share acquisitions contained in Subtitle 7 of Title 3 of the MGCL) (collectively, “Takeover Laws”) or any similar anti-takeover provision in the Company Organizational Documents is, or at the Merger Effective Time will be, applicable to this Agreement, the Merger or any of the other transactions contemplated hereby.

Section 3.21 No Rights Plan. There is no stockholder rights plan, “poison pill” anti-takeover plan or other similar device in effect to which the Company is a party or is otherwise bound.

Section 3.22 Related Party Transactions. Except as set forth in Section 3.22 of the Company Disclosure Letter, no director, executive officer, stockholder, partner, member, employee or Affiliate of the Company or any of its Subsidiaries, nor any of such Person’s Affiliates or immediate family members (each of the foregoing, a “Related Party”), is a party to any Contract with or binding upon the Company or any of its Subsidiaries or any of their respective properties or assets or has any interest in any property owned by the Company or any of its Subsidiaries or has engaged in any transaction with any of the foregoing within the last 12 months, in each case, that is of a type that would be required to be disclosed in the Company SEC Documents pursuant to Item 404 of Regulation S-K that has not been so disclosed. Except as set forth in Section 3.22 of the Company Disclosure Letter, no Related Party of the Company or any of its Subsidiaries owns, directly or indirectly, on an individual or joint basis, any interest in, or serves as an officer or director or in another similar capacity of, any supplier or other independent contractor of the Company or any of its Subsidiaries, or any organization which has a Contract with the Company or any of its Subsidiaries.

Section 3.23 Certain Payments. Neither the Company nor any of its Subsidiaries (nor, to the Knowledge of the Company, any of their respective directors, executives, representatives, agents or employees), over the past three years, in any material respect, (a) has used or is using any corporate funds for any illegal contributions, gifts, entertainment or other unlawful expenses relating to political activity, (b) has used or is using any corporate funds for any direct or indirect unlawful payments to any foreign or domestic governmental officials or employees, (c) has violated or is violating any provision of the Foreign Corrupt Practices Act of 1977, (d) has established or maintained, or is maintaining, any unlawful fund of corporate monies or other properties or (e) has made any bribe, unlawful rebate, payoff, influence payment, kickback or other unlawful payment of any nature.

Section 3.24 Brokers. No broker, investment banker, financial advisor or other Person, other than Raymond James & Associates, Inc. (“Raymond James”) and Jones Lang LaSalle Americas, Inc. (“JLL,” and together with Raymond James, the “Company Financial Advisors”), the fees and expenses of which will be paid by the Company, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company or any of its Affiliates. The Company has made available to Parent a true and complete copy of any Contract between the Company and either of the Company Financial Advisors pursuant to which such Company Financial Advisor could be entitled to any payment from the Company or any of its Subsidiaries relating to the transactions contemplated hereby.

Section 3.25 Opinions of Company Financial Advisors. The Company has received the opinions of each of Raymond James and JLL, dated the date of this Agreement, to the effect that, as of such date, and based upon various assumptions, qualifications, limitations and such other factors deemed relevant by Raymond James and JLL, as the case may be, the Merger Consideration to be received by the holders of Company Common Shares (other than Excluded Shares) is fair from a financial point of view to such holders, a signed true and complete copy of which opinion has been or will promptly be made available to Parent.

Section 3.26 Investment Company Act. The Company and its Subsidiaries are not required to be registered under the Investment Company Act of 1940, as amended.

Section 3.27 Data Privacy and Cybersecurity.

(a) The Company and its Subsidiaries, and to the Knowledge of the Company, any processors acting on their behalf, are, and within the past three years, have been in compliance in all material respects with all applicable Data Protection Requirements. Neither the Company nor any of its Subsidiaries has, within the past three years, received any written or, to the Knowledge of the Company, oral notice, or is or has been subject to any audit or investigation, in each case regarding the Processing of Personal Information or alleging a violation of any Data Protection Requirements.

(b) The Company and its Subsidiaries have established, implemented and maintain reasonable technical, physical, administrative and organizational measures, including in compliance in all material respects with applicable Data Protection Requirements designed to ensure the confidentiality, integrity, availability and security of all material Company data and all Personal Information that is Processed by or on behalf of the Company or any of its Subsidiaries and to prevent any unlawful, accidental or unauthorized access thereto or use, disclosure, acquisition, exfiltration, theft, loss, alteration, corruption, destruction, or unavailability thereof.

(c) Neither the Company nor any of its Subsidiaries have experienced any material incident, including any breach of security, in which any Personal Information that is or was Processed by or on behalf of the Company or any of its Subsidiaries was or, to the Knowledge of the Company, may have been, accessed, used, disclosed, acquired, exfiltrated, stolen, lost, altered, corrupted, destroyed or rendered unavailable unlawfully, accidentally or without authorization (a “Security Incident”). Neither the Company nor any of its Subsidiaries has notified or, to the Knowledge of the Company, been required by any Data Protection Requirement to notify any Person (including any Governmental Entity) of a Security Incident.

(d) Following the Closing, Parent and the Surviving Company and its Subsidiaries will have the right to Process, on identical terms and conditions, all Personal Information that was Processed by or on behalf of the Company or its Subsidiaries prior to the Closing.

Section 3.28 No Other Representations or Warranties. The Company acknowledges that (a) none of the Parent Parties or any other Person on behalf of the Parent Parties makes, or has made, any representation or warranty relating to itself or its business or otherwise in connection with this Agreement, the Merger or the other transactions contemplated by this Agreement and the Company is not relying on any representation, warranty or other information of any Person except for those expressly set forth in this Agreement and (b) no Person has been authorized by the Parent Parties or any other Person on behalf of the Parent Parties to make any representation or warranty relating to itself or its business or otherwise in connection with this Agreement and the Merger, and if made, such representation or warranty shall not be relied upon by the Company as having been authorized by such entity.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE PARENT PARTIES

Except as set forth in the corresponding section or subsection of the disclosure letter delivered by Parent to the Company immediately prior to the execution of this Agreement (the “Parent Disclosure Letter”), the Parent Parties represent and warrant to the Company as follows:

Section 4.1 Organization, Standing and Power. Each of the Parent Parties (a) is a limited liability company or partnership, as applicable, duly organized, validly existing and in good standing under the Laws of the jurisdiction of its formation or organization and (b) has all requisite limited liability company or partnership power and authority to own, lease and operate its properties and to carry on its business as now being conducted, except in the case of clause (b) as, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent MAE.

Section 4.2 Authority. Each of the Parent Parties has all necessary limited liability company or partnership, as applicable, power and authority to execute, deliver and perform its obligations under this Agreement and to consummate the Merger and the other transactions contemplated hereby. The execution, delivery and performance of this Agreement by the Parent Parties and the consummation by the Parent Parties of the Merger and the other transactions contemplated hereby have been duly authorized by all necessary limited liability company or partnership, as applicable, action on the part of the Parent Parties and no other limited liability company or partnership proceedings on the part of the Parent Parties are necessary to consummate the Merger and the other transactions contemplated hereby, subject, in the case of consummation of the Merger, to the approval of the Merger by Parent as the sole member of Merger Sub. This Agreement has been duly executed and delivered by the Parent Parties and, assuming the due authorization, execution and delivery by the Company, constitutes a valid and binding obligation of each of the Parent Parties, enforceable against each of the Parent Parties in accordance with its terms (except to the extent that enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar Laws affecting the enforcement of creditors’ rights generally or by general principles of equity).

Section 4.3 No Conflict; Consents and Approvals.

(a) The execution, delivery and performance of this Agreement by each of the Parent Parties does not, and the consummation of the Merger and the other transactions contemplated hereby and compliance by each of Parent Parties with the provisions hereof will not, conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of, or result in, termination, cancellation, modification or acceleration of any obligation or to the loss of a material benefit under, or result in the creation of any Lien in or upon any of the properties, assets or rights of the Parent Parties under, or give rise to any increased, additional, accelerated or guaranteed rights or entitlements under, or require any consent, waiver or approval of any Person pursuant to, any provision of (i) (x) the articles of organization or certificate of limited partnership or (y) limited liability company agreement or limited partnership agreement (or similar organizational documents) of the Parent Parties, (ii) any Contract to which any of the Parent Parties is a party by which any of the Parent Parties or any of their respective properties or assets may be bound or (iii) subject to the governmental filings and other matters referred to in Section 4.3(b), any Law applicable to the Parent Parties or by which the Parent Parties or any of their respective properties or assets may be bound, except as, in the case of clauses (ii) and (iii), as individually or in the aggregate, has not had and would not reasonably be expected to have a Parent MAE.

(b) No consent, approval, order or authorization of, or registration, declaration, filing with or notice to, any Governmental Entity is required by or with respect to the Parent Parties in connection with the execution, delivery and performance of this Agreement by the Parent Parties or the consummation by the Parent Parties of the Merger and the other transactions contemplated hereby or compliance with the provisions hereof, except for (i) such filings and reports as required pursuant to the applicable requirements of the Securities Act, the Exchange Act and any other applicable state or federal securities, takeover and “blue sky” laws, (ii) the filing of the Certificate of Merger as required by the MGCL, and (iii) such other consents, approvals, orders, authorizations, registrations, declarations, filings or notices the failure of which to be obtained or made, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent MAE.

Section 4.4 Certain Information. None of the information supplied or to be supplied by or on behalf of the Parent Parties specifically for inclusion or incorporation by reference in the Proxy Statement will, at the time it is first published, distributed or disseminated to the Company’s Common Shareholders, at the time of any amendments or supplements thereto and at the time of the Company Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, none of the Parent Parties make any representation or warranty with respect to statements included or incorporated by reference in the Proxy Statement based on information supplied in writing by or on behalf of the Company specifically for inclusion or incorporation by reference therein.

Section 4.5 Brokers. No broker, investment banker, financial advisor or other Person that has been retained by or is authorized to act on behalf of any of the Parent Parties is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement, except for Persons whose fees and expenses shall be paid by Parent.

Section 4.6 Merger Sub. Merger Sub was formed solely for the purpose of engaging in the Merger and the other transactions contemplated hereby and has engaged in no business other than in connection with the transactions contemplated by this Agreement. All of the issued and outstanding equity interests of Merger Sub are owned directly or indirectly by Parent.

Section 4.7 Financing.

(a) Parent has delivered to the Company a true, complete and correct copy of the fully executed debt commitment letters, dated as of the date of this Agreement, by and among the Financing Source Parties party thereto and Parent providing for debt financing as described therein (together, including all exhibits, schedules and annexes and as amended, amended and restated, supplemented, replaced or otherwise modified in compliance with this Agreement (and including any joinders thereto), the “Debt Commitment Letter”), pursuant to which, upon the terms and subject to the conditions set forth therein, the Financing Source Parties party thereto have agreed to lend the amounts set forth therein (the “Debt Financing”).

(b) Parent has delivered to the Company a true, complete and correct copy of the fully executed equity commitment letter, dated as of the date of this Agreement, by and among Elliott Associates, L.P., a Delaware limited partnership, and Elliott International, L.P., a Cayman Islands limited partnership (together, the “Equity Investors”) and Parent (the “Equity Commitment Letter” and, together with the Debt Commitment Letter, the “Commitment Letters” and the financing provided for in the Equity Commitment Letter referred to as the “Equity Financing”) pursuant to which, upon the terms and subject to the conditions set forth therein, the Equity Investors have each agreed to invest, directly or indirectly, in Parent the amount set forth in the Equity Commitment Letter (together with the Debt Financing, the “Financing”). The Equity Commitment Letter provides that the Company is a third-party beneficiary of, and is entitled to enforce, the Equity Commitment Letter.

(c) Parent has delivered to the Company true, complete and correct copies of fee letters related to the Commitment Letters, subject to redaction solely for confidential provisions related to fees and other economic terms, none of which adversely affect the conditionality, enforceability, availability, termination or amount of the Financing contemplated thereby in any respect.

(d) As of the date of this Agreement, the Commitment Letters are in full force and effect and constitute the valid, binding and enforceable obligations of Parent, the Financing Source Parties (to the Knowledge of Parent) and the Equity Investors and the other parties thereto (to the Knowledge of Parent), enforceable in accordance with their respective terms. Other than the conditions precedent and termination rights of the Financing Sources set forth in the Commitment Letters (such conditions precedent and termination rights, the “Financing Conditions”), there are no conditions precedent or termination rights related to the funding of the full amount of the Financing contemplated by the Commitment Letters or any contingencies that would permit the Financing Source Parties or the Equity Investors to reduce the aggregate principal amount of the Financing.

(e) As of the date hereof, the Commitment Letters have not been amended or modified in any manner, and are not contemplated by Parent as of the date hereof to be amended or modified in any manner at any time through the Closing, except as expressly permitted by Section 5.9(b), and the respective commitments contained therein have not been terminated, reduced, withdrawn or rescinded in any respect, and no such termination, reduction, withdrawal or rescission is contemplated by Parent or, to the Knowledge of Parent, any other party thereto.

(f) As of the date of this Agreement, assuming the conditions in Sections 6.1 and 6.2 are satisfied as of the Closing, Parent has no reason to believe that (i) any of the Financing Conditions will not be satisfied on or prior to the Merger Effective Time or (ii) the Financing contemplated by the Commitment Letters will not be available to Parent at the Merger Effective Time, nor to the Knowledge of Parent does any Financing Source Party or Equity Investor intend to not perform its obligations under the Commitment Letters.

(g) Parent is not in default or breach under the terms and conditions of the Commitment Letters and no event has occurred that, with or without notice, lapse of time or both, constitutes or could constitute a default or breach or a failure to satisfy a condition under the terms and conditions of the Commitment Letters.

(h) There are no side letters, understandings or other agreements, contracts or arrangements of any kind relating to the Commitment Letters or the Financing that could reasonably be expected to materially delay the availability of, or reduce the aggregate principal amount of, the Financing contemplated by the Commitment Letters in any respect, other than those set forth in the Commitment Letters.

(i) Parent or an Affiliate thereof on its behalf has fully paid any and all commitment or other fees and amounts required by the Commitment Letters to be paid on or prior to the date of this Agreement.

(j) Assuming the Financing is funded in accordance with the Commitment Letters, as applicable, Parent will have at and as of the Closing sufficient available funds to consummate the Merger and to make all payments required to be made in connection therewith, including payment of the aggregate Merger Consideration, any payments made in respect of equity compensation obligations to be paid in connection with the Merger and the other transactions contemplated hereby, the payment of any debt contemplated or required to be repaid, redeemed, retired, cancelled, terminated or otherwise satisfied or discharged in connection with the Merger and the other transactions contemplated hereby (including all Indebtedness of the Company and its Subsidiaries contemplated or required to be repaid, redeemed, retired, cancelled, terminated or otherwise satisfied or discharged in connection with the Merger and the other transactions contemplated hereby) and all premiums and fees required to be paid in connection therewith and all other amounts to be paid pursuant to this Agreement and associated costs and expenses in connection with the Merger (such amounts, collectively, the “Acquisition Amounts”). As of the date of this Agreement, Parent has no reason to believe that the representations contained in the immediately preceding sentence will not be true at and as of the Closing Date.

(k) Immediately after giving effect to the transactions contemplated by this Agreement (including any financing in connection with the transactions contemplated by this Agreement), assuming the satisfaction of all conditions to the obligations of the Parent Parties and the Company to effect the Merger, the accuracy of all representations and warranties of the Company in this Agreement, and the compliance by the Company of all of its covenants and agreements hereunder, (i) Parent and its Subsidiaries, taken as a whole, will not have incurred Indebtedness beyond their ability to pay such Indebtedness in the ordinary course of business as it matures or becomes due, (ii) the then present fair saleable value of the assets of Parent and its Subsidiaries, taken as a whole, will exceed the amount that will be required to pay their probable liabilities (including the probable amount of all contingent liabilities) and Indebtedness as it becomes absolute or matured, (iii) the assets of Parent and its Subsidiaries, taken as whole, at a fair valuation, will exceed their probable liabilities (including the probable amount of all contingent liabilities) and Indebtedness and (iv) Parent and its Subsidiaries, taken as a whole, will not have unreasonably small capital to carry on their businesses as presently conducted or as proposed to be conducted.

Section 4.8 Limited Guarantee; Guarantors. Concurrently with the execution of this Agreement, the Guarantors have delivered to the Company the Limited Guarantee, dated as of the date hereof, in favor of the Company, a true and complete copy of which has been made available by Parent to the Company. The Limited Guarantee is in full force and effect as of the date hereof and contains terms sufficient to guaranty the payment and performance obligations of Parent made hereunder. The Guarantors are creditworthy entities with sufficient access to cash to satisfy the full amount of their respective guaranteed obligations under the Limited Guarantee, if and when necessary.

Section 4.9 Solvency. As of the Merger Effective Time, assuming (a) satisfaction of the conditions to each of the Parent Parties’ obligations to consummate the Merger, or waiver of such conditions, (b) the accuracy of the representations and warranties of the Company set forth in Article III hereof and (c) any estimates, projections or forecasts of the Company and its Subsidiaries have been prepared in good faith based upon assumptions that were and continue to be reasonable, and after giving effect to the transactions contemplated by this Agreement, including the Financing, and the payment of the aggregate Merger Consideration, the RSU Consideration, and PSU Consideration, any other repayment or refinancing of existing indebtedness contemplated by this Agreement or the Financing, payment of all amounts required to be paid in connection with the consummation of the transactions contemplated hereby and payment of all related fees and expenses, Parent, the Surviving Company will be Solvent as of the Merger Effective Time and immediately following the transactions contemplated hereby.

For purposes of this Section 4.9, “Solvent” with respect to each of Parent and the Surviving Company means that, as of any date of determination, (i) the amount of the “fair saleable value” of the assets of Parent, the Surviving Company, and their respective Subsidiaries, taken as a whole, exceeds, as of such date, the sum of (A) the value of all “liabilities of Parent, the Surviving Company, and their respective Subsidiaries, taken as a whole, including contingent and other liabilities,” as of such date, as such quoted terms are generally determined in accordance with the applicable federal Laws governing determinations of the insolvency of debtors and (B) the amount that will be required to pay the probable liabilities of Parent, the Surviving Company, and their respective Subsidiaries, taken as a whole on its existing debts (including contingent and other liabilities) as such debts become absolute and mature; (ii) the Surviving Company will not have, as of such date, an unreasonably small amount of capital for the operation of the business in which it is engaged or proposed to be engaged following the Closing Date; and (iii) each of Parent and the Surviving Company will be able to pay its liabilities, including contingent and other liabilities, as they mature. For purposes of this definition, “not have an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged” and “able to pay its liabilities, including contingent and other liabilities, as they mature” means that such Person will be able to generate enough cash from operations, asset dispositions or refinancing, or a combination thereof, to meet its obligations as they become due.

Section 4.10 Not an Interested Stockholder. None of the Parent Parties or any of their Subsidiaries, or, to the Knowledge of Parent, the “affiliates” or “associates” of any such Person, is, or within the past two years, has been, an “interested stockholder,” or an “affiliate” or an “associate” of an interested stockholder, of the Company, in each case as defined in Section 3-601 of the MGCL.

Section 4.11 Litigation. There is no Action pending or, to the Knowledge of Parent, threatened against Parent or any of its Subsidiaries, any of their respective properties or assets, or, to the Knowledge of the Parent, any officer, director or employee of Parent or any of its Subsidiaries in such individual’s capacity as such that would reasonably be expected to have, individually or in the aggregate, a Parent MAE. Neither Parent nor any of its Subsidiaries nor any of their respective properties or assets is subject to any outstanding judgment, order, injunction, rule or decree of any Governmental Entity that would reasonably be expected to have, individually or in the aggregate, a Parent MAE. There is no Action pending or, to the Knowledge of Parent, threatened seeking to prevent, hinder, modify, delay or challenge the Merger or any of the other transactions contemplated by this Agreement.

Section 4.12 No Other Representations or Warranties. Each of the Parent Parties acknowledges that (a) none of the Company, the Company’s Subsidiaries or any other Person on behalf of the Company makes, or has made, any representation or warranty relating to itself or its business or otherwise in connection with this Agreement, the Merger or the other transactions contemplated by this Agreement and the Parent Parties are not relying on any representation, warranty or other information of any Person except for those representations and warranties expressly set forth in this Agreement or any document, agreement, certificate or other instrument contemplated hereby and (b) no Person has been authorized by the Company, the Company’s Subsidiaries or any other Person on behalf of the Company to make any representation or warranty relating to itself or its business or otherwise in connection with this Agreement and the

Merger, and if made, such representation or warranty shall not be relied upon by the Parent Parties as having been authorized by such entity. Except for those representations and warranties expressly set forth in this Agreement or any document, agreement, certificate or other instrument contemplated hereby, neither the Company nor any other Person makes or has made any express or implied representation or warranty to Parent with respect to any financial projection, forecast, or estimate relating to the Company or any of its Subsidiaries. Each of the Parent Parties acknowledges that it has conducted, to its satisfaction, its own independent investigation of the condition, operations and business of the Company, including the Company Leases and Material Contracts, and, in making its determination to proceed with the transactions contemplated by this Agreement, including the Merger, each of the Parent Parties has relied solely on the results of its own independent investigation and the terms of this Agreement and, except for the representations and warranties expressly set forth in this Agreement or any document, agreement, certificate or other instrument contemplated hereby, the Parent Parties have not relied directly or indirectly on any materials or information made available to Parent and/or its Representatives by or on behalf of the Company.

ARTICLE V

COVENANTS

Section 5.1 Conduct of Business. During the period from the date of this Agreement to the Merger Effective Time, except as consented to in writing in advance by Parent or as otherwise specifically required by this Agreement, the Company shall, and shall cause each of its Subsidiaries to, (x) carry on its business in the ordinary course of business consistent with past practice, and (y) use commercially reasonable efforts to preserve its assets, rights and properties in good repair and condition, keep available the services of its current officers, employees and consultants, preserve its goodwill and its relationships with customers, suppliers, licensors, licensees, distributors and others having business dealings with it, and preserve the Company’s status as a REIT within the meaning of the Code. In addition to and without limiting the generality of the foregoing, during the period from the date of this Agreement to the Merger Effective Time, except (1) as set forth in Section 5.1 of the Company Disclosure Letter, (2) as consented to in writing in advance by Parent (which consent shall not be unreasonably withheld, delayed or conditioned) or (3) as otherwise specifically required by this Agreement, the Company shall not, and shall not permit any of its Subsidiaries, to:

(a) (i) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property) in respect of, any of its capital stock or other equity interests, except for (x) dividends by a wholly owned Subsidiary of the Company to its parent or distributions to the extent required for the Company to maintain its status as a REIT under the Code or to avoid or reduce the incurrence of any entity-level income or excise Taxes by the Company and (y) the regular quarterly distributions made in respect of the Company Preferred Shares in accordance with the Company Charter, (ii) except as required by this Agreement, purchase, redeem or otherwise acquire shares of capital stock or other equity interests of the Company or its Subsidiaries or any options, warrants, or rights to acquire any such shares or other equity interests or (iii) split, combine, reclassify or otherwise amend the terms of any of its capital stock or other equity interests or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or other equity interests;

(b) except for transactions among the Company and one or more wholly owned Subsidiaries of the Company or among one or more wholly owned Subsidiaries of the Company, issue, deliver, sell, grant, pledge or otherwise encumber or subject to any Lien any shares of its capital stock or other equity interests or any securities convertible into, exchangeable for or exercisable for any such shares or other equity interests, or any rights, warrants or options to acquire, any such shares or other equity interests, or any stock appreciation rights, “phantom” stock rights, performance units, rights to receive shares of capital stock of the Company on a deferred basis or other rights linked to the value of Company Common Shares or Company Preferred Shares including pursuant to Contracts as in effect on the date hereof;

(c) amend or otherwise change, or authorize or propose to amend or otherwise change, the Company Group Organizational Documents (other than amendments to the governing documents of any wholly owned Subsidiary of the Company that would not prevent, materially delay or materially impair the Merger or the other transactions contemplated by this Agreement);

(d) directly or indirectly acquire or agree to acquire (i) by merging or consolidating with, purchasing a substantial equity interest in or a substantial portion of the assets of any corporation, partnership, association, other business organization or division thereof or assets (other than assets (other than real property) in the ordinary course of business not in excess of $100,000), or (ii) any interest in real property or commence any developmental activity on any of the Company Properties;

(e) directly or indirectly sell, lease, license, sell and leaseback, abandon, mortgage or otherwise encumber or subject to any Lien, other than Permitted Liens, or otherwise dispose of, or effect a deed in lieu of foreclosure with respect to any of the Company Properties (or real property that if owned or leased by the Company or any of the Company’s Subsidiaries on the date of this Agreement would be a Company Property) in whole or in part or any interest therein;

(f) adopt or enter into a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization;

(g) (i) incur, create, assume or otherwise become liable for, or repay or prepay, any Indebtedness, or amend, modify or refinance any Indebtedness or any documents evidencing or securing any such Indebtedness, in each case other than with respect to Indebtedness solely among the Company and its wholly owned Subsidiaries, except for any draw down on the Company Credit Agreement made in the ordinary course, or (ii) make any loans, advances or capital contributions to, or investments in, any other Person, other than the Company or any direct or indirect wholly owned Subsidiary of the Company;

(h) incur or commit to incur any capital expenditure or authorization or commitment with respect thereto, except (i) pursuant to the Company’s operating budget attached as Section 5.1(h) of the Company Disclosure Letter, (ii) capital expenditures for tenant improvements required under the Company Leases, (iii) capital expenditures for unplanned emergency building systems repairs for HVAC, elevator, mechanical or other building systems up to $500,000 upon prior written notice to Parent, and (iv) capital expenditures necessary to repair any casualty losses or restore any Takings in an amount up to $100,000 in the aggregate or to the extent such losses are covered by existing insurance proceeds or awards from such Takings, as applicable;

(i) (i) pay, discharge, settle or satisfy any claims, liabilities or obligations (whether absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction in the ordinary course of business consistent with past practice or as required by their terms as in effect on the date of this Agreement of claims, liabilities or obligations reflected or reserved against in the most recent audited financial statements (or the notes thereto) of the Company included in the Company SEC Documents filed prior to the date hereof (for amounts not in excess of such reserves) or incurred since the date of such financial statements in the ordinary course of business consistent with past practice, (ii) cancel any material Indebtedness owed to the Company or any of its Subsidiaries, (iii) make, waive, release or transfer any title claim, or (iv) with respect to any Company Property (or real property that if owned or leased by the Company or any of the Company’s Subsidiaries on the date of this Agreement would be a Company Property) and except as would not reasonably be expected to materially adversely impair the current use, operation or value of the subject Company Property (A) initiate or consent to any zoning reclassification, approved site plan, or other land use entitlement, or (B) amend, modify, terminate, or fail to use commercially reasonable efforts to avoid the lapse of, any Permit required for the ownership, use or operation of such Company Property;

(j) enter into, renew, modify, amend, terminate, cancel or extend, or waive, release, compromise or assign any rights or claims under, any Material Contract (or any contract that, if existing as of the date hereof, would be a Material Contract), other than any renewals, modifications, amendments, terminations, cancellations or extensions, or waivers, releases, compromises or assignments of any rights or claims, in each case, that are made in the ordinary course of business and do not materially adversely affect the Company;

(k) commence any Action (other than an Action as a result of an Action commenced against the Company or any of its Subsidiaries), or compromise, settle or agree to settle any Action (including any Action relating to this Agreement or the transactions contemplated hereby), other than any settlement of an Action that provides solely for amounts to be paid by the Company that are less than $100,000 in the aggregate, in each case, other than Actions commenced in the ordinary course of business by the Company;

(l) fail to maintain all financial books and records in all material respects in accordance with GAAP or change its financial or tax accounting methods, principles or practices, except insofar as may have been required by a change in GAAP or applicable Law, or revalue any of its material assets;

(m) change its fiscal year;

(n) other than as required to comply with applicable Law or the terms of a Company Plan in effect as of the date hereof, (i) grant any current or former Service Provider any increase in compensation, bonus or other benefits, or any such grant of any type of compensation or benefits to any current or former Service Provider not previously receiving or entitled to receive such type of compensation or benefit, or pay any bonus of any kind or amount to any current or former Service Provider, (ii) grant or pay to any current or former Service Provider any severance, termination, change in control, transaction, retention or similar payments or benefits, or make any modifications thereto or increases therein, (iii) grant or amend any stock-based award, (iv) recognize or certify any labor or trade union, works council or other employee representative as the bargaining representative for any Service Providers, or adopt or enter into any Collective Bargaining Agreement, (v) take any action to accelerate the vesting, funding or payment of any compensation or benefit under any Company Plan or other Contract or (vi) establish, adopt or enter into any new employee benefit or compensation plan or arrangement or materially amend, materially alter, or terminate any existing Company Plan, in each case for the benefit of any current or former Service Provider;

(o) hire any officer or any other Service Provider;

(p) terminate any officer or any other Service Provider with an annual base compensation in excess of $100,000, in each case other than for cause;

(q) permit any insurance policy naming the Company or any of its Subsidiaries or directors or officers as a beneficiary or an insured or a loss payable payee, or the Company’s directors and officers liability insurance policy, to be canceled, terminated or allowed to expire unless such entity shall have obtained an insurance policy with substantially similar terms and conditions to the canceled, terminated or expired policy; provided, however, that, with respect to any renewal of any such policy, the Company shall (i) use commercially reasonable efforts to obtain favorable terms with respect to the assignment or other transfer of such policy and termination fees or refunds payable pursuant to such policy and (ii) (A) provide Parent a reasonable opportunity to review and consider the terms of any such policy and (B) consider in good faith any comments Parent may provide to the Company with respect to the terms of any such policy;

(r) fail to timely file all material reports and other material documents required to be filed with any Governmental Entity, subject to extensions permitted by Law or applicable rules or regulations;

(s) enter into any new line of business outside of its existing business;

(t) assign, transfer, exclusively license, abandon, waive or permit to lapse any material Company Intellectual Property;

(u) enter into any non-compete, exclusivity, non-solicitation or similar agreement that would restrict or limit, in any material respect, the operations of the Company or any of its Subsidiaries;

(v) take any action that would, or fail to take any action, the failure of which to be taken would, reasonably be expected to cause (i) the Company to fail to qualify as a REIT, or (ii) any Subsidiary of the Company to cease to be treated as any of (A) a partnership or disregarded entity for U.S. federal income tax purposes or (B) a Qualified REIT Subsidiary, a Taxable REIT Subsidiary or a REIT under the applicable provisions of Section 856 of the Code, as the case may be;

(w) enter into or modify in a manner adverse to the Company or Parent or their respective Subsidiaries any Tax Protection Agreement applicable to the Company or any Subsidiary of the Company, make, change or rescind any income or other material election relating to Taxes, change a material method of Tax accounting, file any federal income Tax Return (except to the extent prepared in a manner in accordance with past practice, except as required by applicable Law) or amend any income Tax Return, settle or compromise any material federal, state, local or foreign Tax liability, audit, claim, assessment or dispute, enter into any closing agreement related to Taxes, surrender any right to claim any Tax refund, or request or consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment;

(x) take any action that would, or fail to take any action, the failure of which to be taken would, reasonably be expected to cause any of the Company Properties to be in violation of any applicable Law or Property Requirement;

(y) take any action (or omit to take any action) if such action (or omission) could reasonably be expected to result in any of the conditions to the Merger set forth in Article VI not being satisfied; or

(z) authorize any of, or commit, resolve or agree to take any of, the foregoing actions.

Notwithstanding the foregoing, nothing contained in this Agreement shall give to the Parent Parties, directly or indirectly, rights to control or direct the operations of the Company or its Subsidiaries prior to the Merger Effective Time.

Section 5.2 No Solicitation; Recommendation of the Merger.

(a) The Company shall not, and shall not permit or authorize any of its Subsidiaries or any director, officer, employee, investment banker, financial advisor, attorney, accountant or other advisor, agent or representative (collectively, “Representatives”) of the Company or any of its Subsidiaries, directly or indirectly, to (i) solicit, initiate, endorse, encourage or facilitate any inquiry, proposal or offer with respect to, or the making or completion of, any Acquisition Proposal, or any inquiry, proposal or offer that is reasonably likely to lead to any Acquisition Proposal, (ii) enter into, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any Person any information or data with respect to, or otherwise cooperate in any way with, any Acquisition Proposal or (iii) resolve, agree or propose to do any of the foregoing. The Company shall, and shall cause each of its Subsidiaries and the Representatives of the Company and its Subsidiaries to, (A) promptly cease and cause to be terminated all existing discussions and negotiations with any Person conducted heretofore with respect to any Acquisition Proposal or potential Acquisition Proposal and promptly terminate all physical and electronic data room access previously granted to any such Person, (B) request the prompt return or destruction of all confidential information previously furnished with respect to any Acquisition Proposal or potential Acquisition Proposal, and (C) not terminate, waive, amend, release or modify any provision of any confidentiality or standstill agreement to which it or any of its Affiliates or Representatives is a party with respect to any Acquisition Proposal or potential Acquisition Proposal, and shall use commercially reasonable efforts to enforce the provisions of any such agreement, which may include seeking any injunctive relief available to enforce such agreement (provided, that the Company shall be permitted to grant a limited waiver of any standstill provision solely to the extent necessary to permit any Person to make a non-public Acquisition Proposal to the Company Board and solely to the extent that the Company Board has determined in good faith, after consultation with its outside counsel, that failure to take such action (I) would prohibit the counterparty from making an unsolicited Acquisition Proposal to the Company Board and (II) would constitute, or would reasonably be expected to constitute, a breach of its fiduciary duties under applicable Law). Notwithstanding the foregoing, if at any time following the date of this Agreement and prior to obtaining the Company Stockholder Approval, (1) the Company receives a bona fide written Acquisition Proposal, (2) such Acquisition Proposal was unsolicited and did not otherwise result from a breach of this Section 5.2, (3) the Company Board determines in good faith (after consultation with outside counsel and the Company Financial Advisors) that such Acquisition Proposal constitutes or is reasonably likely to lead to a Superior Proposal, and (4) the Company Board determines in good faith (after consultation with outside counsel) that the failure to take the actions referred to in clauses (x) or (y) below would reasonably be expected to result in a breach of its fiduciary duties under applicable Law, then the Company may (x) furnish information with respect to the Company and its Subsidiaries to the Person making such Acquisition Proposal pursuant to a customary confidentiality agreement containing terms substantially similar to, and no less favorable in the aggregate to the Company than, those set forth in the Confidentiality Agreement (including any standstill agreement contained therein); provided, that (I) the Company shall provide Parent a non-redacted copy of each confidentiality agreement the Company has executed in accordance with this Section 5.2 and (II) that any non-public information provided to any such Person shall have been previously provided to Parent or shall be provided to Parent prior to or concurrently with the time it is provided to such Person, and (y) participate in discussions or negotiations with the Person making such Acquisition Proposal regarding such Acquisition Proposal.

(b) Except as otherwise permitted by this Section 5.2, neither the Company Board nor any committee thereof shall: (i) withdraw, change, amend, modify or qualify, or otherwise publicly propose to withdraw, change, amend, modify or qualify, in a manner adverse to Parent the Company Board Recommendation, (ii) adopt, approve, endorse or recommend, or publicly propose to adopt, approve, endorse or recommend, any Acquisition Proposal, (iii) if an Acquisition Proposal has been publicly disclosed, fail to publicly recommend against any such Acquisition Proposal within five Business Days after Parent’s written request that the Company or the Company Board do so (or subsequently withdraw, change, amend, modify or qualify (or publicly propose to do so), in a manner adverse to Parent, such rejection of such Acquisition Proposal) and reaffirm the Company Board Recommendation within such five Business Day period (or, with respect to any Acquisition Proposals or material amendments, revisions or changes to the terms of any such previously publicly disclosed Acquisition Proposal that are publicly disclosed within the last five Business Days prior to the then-scheduled Company Stockholders Meeting, fail to take the actions referred to in this clause (iii), with references to the applicable five Business Day period being replaced such fewer number of Business Days as remains prior to the Company Stockholders Meeting), (iv) within 10 Business Days of a tender or exchange offer relating to securities of the Company having been commenced, fail to publicly recommend against such tender or exchange offer, (v) fail to include the Company Board Recommendation in the Proxy Statement (each such action set forth in this Section 5.2(b) being referred to herein as an “Adverse Recommendation Change”), (vi) cause or permit the Company or any of its Subsidiaries to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement, lease agreement or other agreement relating to any Acquisition Proposal (each, an “Alternative Acquisition Agreement”), or (vii) resolve, agree or propose to take any such actions.

(c) Notwithstanding the foregoing, at any time prior to obtaining the Company Stockholder Approval, the Company Board may, if the Company Board determines in good faith (after consultation with outside counsel) that the failure to do so would reasonably be expected to result in a breach of its fiduciary duties under applicable Law, taking into account all adjustments to the terms of this Agreement that may be offered by Parent pursuant to this Section 5.2, (x) make an Adverse Recommendation Change in response to an Intervening Event or a Superior Proposal, or (y) solely in response to a Superior Proposal received after the date hereof that was unsolicited and did not otherwise result from any material breach of this Section 5.2, cause the Company to terminate this Agreement in accordance with Section 7.1(d)(ii) and concurrently enter into a binding Alternative Acquisition Agreement with respect to such Superior Proposal; provided, however, that the Company may not make an Adverse Recommendation Change in response to an Intervening Event or Superior Proposal or terminate this Agreement pursuant to Section 7.1(d)(ii) unless:

(i) the Company notifies Parent in writing at least five calendar days before taking that action of its intention to do so, and specifies the reasons therefor, including the material terms and conditions of and the identity of the Person making such Superior Proposal, and contemporaneously furnishes a copy (if any) of the proposed Alternative Acquisition Agreement and any other relevant transaction documents (it being understood and agreed that any amendment to the financial terms or any other material term of such Superior Proposal shall require a new written notice by the Company and a new five calendar day period); and

(ii) if Parent makes a proposal during such five calendar day period to adjust the terms and conditions of this Agreement, the Company Board, after taking into consideration the adjusted terms and conditions of this Agreement as proposed by Parent, continues to determine in good faith (after consultation with outside counsel and the Company Financial Advisors) that, (A) in the case of a Superior Proposal, such Superior Proposal continues to be a Superior Proposal and (after consultation with outside counsel) the failure to make an Adverse Recommendation Change or terminate this Agreement, as applicable, would reasonably be expected to result in a breach of its fiduciary duties under applicable Law, or (B) in the case of an Intervening Event, that the failure to make an Adverse Recommendation Change or terminate this Agreement, as applicable, would reasonably be expected to result in a breach of its fiduciary duties under applicable Law.

During the five calendar day period prior to its effecting an Adverse Recommendation Change or terminating this Agreement pursuant to Section 7.1(d)(ii), the Company shall, and shall cause its financial and legal advisors to, negotiate with Parent in good faith (to the extent Parent seeks to negotiate) regarding any revisions to the terms of the transactions contemplated by this Agreement proposed by Parent. Notwithstanding anything to the contrary contained herein, neither the Company nor any of its Subsidiaries shall enter into any Alternative Acquisition Agreement unless this Agreement has been terminated in accordance with its terms (including the payment of the Breakup Fee pursuant to Section 7.3(b), if applicable).

(d) In addition to the other obligations of this Section 5.2, the Company promptly (and in any event within 24 hours of receipt) shall advise Parent in writing in the event the Company or any of its Subsidiaries or Representatives receive (i) any inquiry or request for information, discussion or negotiation that is reasonably likely to lead to or that contemplates an Acquisition Proposal, or (ii) any proposal or offer that is or is reasonably likely to lead to an Acquisition Proposal, in each case together with a description of the material terms and conditions of and facts surrounding any such indication, inquiry, request, proposal or offer (including the identity of the Person making any such indication, inquiry, request, proposal or offer) and a copy of any written proposal, offer or draft agreement provided by such Person. The Company shall keep Parent informed (orally and in writing) in all material respects on a timely basis of the status and details (including, within 24 hours after the occurrence of any amendment, modification, development, discussion or negotiation) of any such Acquisition Proposal, request, inquiry, proposal or offer, including furnishing copies of any written inquiries, correspondence and draft documentation, and written summaries of any material oral inquiries or discussions. Without limiting any of the foregoing, the Company shall promptly (and in any event within 24 hours) notify Parent orally and in writing if it determines to begin providing information or to engage in discussions or negotiations concerning an Acquisition Proposal pursuant to Section 5.2(a). The Company shall provide Parent with at least 24 hours prior notice (or such shorter notice as may be provided to the Company Board) of a meeting of the Company Board at which the Company Board is reasonably expected to consider an Acquisition Proposal.

(e) The Company shall not, and shall cause its Subsidiaries not to, enter into any confidentiality agreement with any Person subsequent to the date of this Agreement that would restrict the Company’s ability to comply with any of the terms of this Section 5.2.

(f) The Company shall not take any action to exempt any Person (other than Parent, Merger Sub, and their respective Affiliates) from the restrictions on any Takeover Law unless such actions are taken substantially concurrently with a termination of this Agreement pursuant to Section 7.1(d)(ii).

(g) Nothing contained in Section 5.2(a) shall prohibit the Company from (i) taking and disclosing a position contemplated by Rule 14e 2(a), Rule 14d 9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act or (ii) making any “stop, look and listen” communication to the Company stockholders pursuant to Rule 14d-9(f) promulgated under the Exchange Act if the Company Board (after consultation with outside legal counsel) concludes that its failure to do so would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law; provided, that this Section 5.2(g) shall not be deemed to permit the Company or the Company Board to make an Adverse Recommendation Change except in accordance with Section 5.2(c).

(h) For purposes of this Agreement:

(i) “Acquisition Proposal” means any offer, proposal or indication of interest from a Person (other than a proposal or offer by any Parent Party) at any time relating to any transaction or series of related transactions (other than the Merger) involving: (a) any acquisition or purchase by any Person, directly or indirectly, of twenty percent (20%) or more of (i) any class of outstanding voting or equity securities of the Company (whether by voting power or number of shares) or (ii) twenty percent (20%) or more of the consolidated revenue, net income, assets or properties (measured by the fair market value thereof) of the Company and its Subsidiaries, (b) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in any Person beneficially owning twenty percent (20%) or more of any class of outstanding voting or equity securities of the Company (whether by voting power or number of shares), (c) any merger, consolidation, dissolution, liquidation, partnership, share exchange, business combination, joint venture, recapitalization, reorganization or other transaction involving the Company (or any of the Company’s Subsidiaries) and a Person pursuant to which the Company stockholders immediately preceding such transaction hold less than eighty percent (80%) of the equity interests in the surviving or resulting entity of such transaction (whether by voting power or number of shares) or (d) any sale, lease, exchange, spin-off, transfer or other disposition to a Person of twenty percent (20%) or more of the consolidated net revenues, net income or total assets or properties of the Company and the Company’s Subsidiaries (measured by the fair market value thereof and including equity interests of any of the Company’s Subsidiaries); provided, however, notwithstanding anything contained herein to the contrary, in no instance shall the Phoenix PSA (which is the subject of Section 5.20) or any offer, proposal or indication of interest from a Person relating solely to any Potential Transfer Properties or any of the properties described in Section 6.1(c) of the Company Disclosure Letter (which are the subject of Section 5.15) constitute an Acquisition Proposal.

(ii) “Superior Proposal” means any unsolicited bona fide binding written Acquisition Proposal (with references in the definition thereof to twenty percent (20%) and eighty percent (80%) being deemed to be replaced with references to eighty percent (80%) and twenty percent (20%), respectively) that the Company Board determines in good faith (after consultation with outside counsel and the Company Financial Advisors), taking into account all relevant legal, financial, regulatory and other terms, conditions, and aspects of the proposal as determined by the Board of Directors in good faith to be relevant and the Person making the proposal, and the certainty of their financing, is (A) more favorable to the Common Shareholders of the Company from a financial point of view than the Merger and the other transactions contemplated by this Agreement (including any adjustment to the terms and conditions proposed by Parent in response to such proposal) and (B) reasonably likely of being completed on the terms proposed on a timely basis.

Section 5.3 Preparation of Proxy Statement; Stockholders’ Meeting.

(a) As promptly as practicable after the date of this Agreement (and in any event within 30 calendar days after the date hereof), the Company shall prepare and file a Proxy Statement with the SEC in preliminary form as required by the Exchange Act. As promptly as practicable after the date of this Agreement, the Company shall, in consultation with Parent, set a preliminary record date for the Company Stockholders Meeting and commence a broker search pursuant to Section 14a-13 of the Exchange Act in connection therewith. The Company shall use commercially reasonable efforts to have the Proxy Statement cleared by the SEC as promptly as practicable after the filing thereof. The Company shall obtain and, as promptly as practicable, furnish the information required to be included in the Proxy Statement, shall provide the Parent Parties with any comments that may be received from the SEC or its staff with respect thereto, shall, as promptly as practicable, respond to any such comments made by the SEC or its staff with respect to the Proxy Statement, and shall, as promptly as practicable, cause the Proxy Statement in definitive form to be mailed to the Company’s Common Shareholders. Prior to filing or mailing the Proxy Statement (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, the Company shall give the Parent Parties and their counsel a reasonable opportunity to review and comment on such document or response and shall give due consideration to all reasonable additions, deletions or changes suggested thereto by the Parent Parties and their counsel.

(b) As promptly as practicable after the Proxy Statement is cleared by the SEC for mailing to the Company’s Common Shareholders, the Company shall duly call, give notice of, convene and hold a special meeting of its Common Shareholders (the “Company Stockholders Meeting”) solely for the purpose of obtaining the Company Stockholder Approval and, if applicable, the advisory vote required by Rule 14a-21(c) under the Exchange Act in connection therewith (and such Company Stockholders Meeting shall in any event be no later than 45 calendar days after (i) the 10th calendar day after the preliminary Proxy Statement has been filed with the SEC if by such date the SEC has not informed the Company that it intends to review the Proxy Statement or (ii) if the SEC has, by the 10th calendar day after the preliminary Proxy Statement has been filed with the SEC, informed the Company that it intends to review the Proxy Statement, the date on which the SEC confirms that it has no further comments on the Proxy Statement). The Company may postpone or adjourn the Company Stockholders Meeting solely (i) with the consent of Parent (not to be unreasonably withheld, conditioned or delayed); (ii) (A) due to the absence of a quorum or (B) if the Company has not received proxies representing a sufficient number of Company Common Shares for the Company Stockholder Approval, whether or not a quorum is present, to solicit additional proxies; or (iii) to allow reasonable additional time for the filing and mailing of any supplemental or amended disclosure which the Company Board has determined in good faith after consultation with outside legal counsel is necessary under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by the Company’s stockholders prior to the Company Stockholders Meeting; provided, that the Company may not postpone or adjourn the Company Stockholders Meeting more than a total of two times pursuant to clause (ii)(A) and/or clause (ii)(B) of this Section; and provided, further, that no such adjournment or postponement shall delay the Company Stockholders Meeting by more than 10 days, in the aggregate, from the prior-scheduled date or to a date on or after the fifth Business Day preceding the Outside Date. Notwithstanding the foregoing, the Company shall, at the request of Parent, to the extent permitted by Law, adjourn the Company Stockholders Meeting to a date mutually agreed to by the Company and Parent for the absence of a quorum or if the Company has not received proxies representing a sufficient number of Company Common Shares for the Company Stockholder Approval; provided, that the Company shall not be required to adjourn the Company Stockholders Meeting more than two times pursuant to this sentence, and no such adjournment pursuant to this sentence shall be required to be for a period exceeding 10 days, in the aggregate. Except in the case of an Adverse Recommendation Change specifically permitted by Section 5.2(b), the Company, through the Company Board, shall (i) recommend to its Common Shareholders that they approve the Merger, (ii) include such recommendation in the Proxy

Statement and (iii) publicly reaffirm such recommendation within 48 hours after a request to do so by any of the Parent Parties. Without limiting the generality of the foregoing, the Company agrees that (x) except in the event of an Adverse Recommendation Change specifically permitted by Section 5.2(b), the Company shall use its reasonable best efforts to solicit proxies to obtain the Company Stockholder Approval and (y) its obligations pursuant to this Section 5.3(b) shall not be affected by the commencement, public proposal, public disclosure or communication to the Company or any other Person of any Acquisition Proposal or the occurrence of any Adverse Recommendation Change; provided, however, that if the public announcement of an Adverse Recommendation Change occurs less than ten calendar days prior the Company Stockholders Meeting, the Company shall be entitled to postpone the Company Stockholders Meeting to a date not more than ten calendar days after such event. Notwithstanding the foregoing, unless this Agreement has been validly terminated pursuant to Section 7.1(b)(ii), the Company shall submit the Merger to the Common Shareholders of the Company for approval at the Company Stockholders Meeting in accordance with this Section 5.3(b) and shall not submit any Acquisition Proposal for approval by the Common Shareholders of the Company.

Section 5.4 Access to Information; Confidentiality. The Company shall, and shall cause each of its Subsidiaries to, afford to the Parent Parties and their respective Representatives reasonable access during normal business hours, during the period prior to the Merger Effective Time or the termination of this Agreement in accordance with its terms, to all their respective properties, assets, books, contracts, commitments, personnel and records and, during such period, the Company shall, and shall cause each of its Subsidiaries to, furnish promptly to Parent: (a) to the extent not publicly available, a copy of each report, schedule, registration statement and other document filed by it during such period pursuant to the requirements of federal or state securities laws and (b) all other information concerning its business, properties and personnel as the Parent Parties may reasonably request, including Tax Returns filed and those in preparation and the work papers of its auditors (in each case, in a manner so as to not interfere with the normal business operations of the Company or any of the Company’s Subsidiaries); provided, however, that the foregoing shall not require the Company to disclose any information to the extent such disclosure would contravene applicable Law. Except as expressly permitted by this Agreement, all confidential information of the Parties shall be held confidential in accordance with the terms of the Confidentiality Agreement between Morning Calm Management, LLC and the Company dated as of July 25, 2024, as amended on the date hereof (the “Confidentiality Agreement”); provided, however, that the Company and its Representatives may, subject to the terms of Section 5.2, disclose such information to any Person that has a reasonable need to know such information in connection with the marketing of any Potential Transfer Properties and negotiating the potential sale thereof, so long as each such Person (i) is informed of the terms of the Confidentiality Agreement and agrees in writing to be bound by the Confidentiality Agreement as if a party thereto or (ii) enters into a confidentiality agreement with the Company in a form reasonably satisfactory to the Company and Parent.

Section 5.5 Regulatory Approvals; Consents.

(a) Upon the terms and subject to the conditions set forth in this Agreement, each of the parties agrees to use commercially reasonable efforts to take, or cause to be taken, all actions that are necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Merger and the other transactions contemplated by this Agreement, including using commercially reasonable efforts to accomplish the following: (i) obtain all required consents, approvals or waivers from, or participation in other discussions or negotiations with, third parties, including as required under any Material Contract, (ii) obtain all necessary actions or nonactions, waivers, consents, approvals, orders and authorizations from Governmental Entities, make all necessary registrations, declarations and filings and make all commercially reasonable efforts to obtain an approval or waiver from, or to avoid any Action by, any Governmental Entity and (iii) execute and deliver any additional instruments necessary to consummate the transactions contemplated hereby and fully to carry out the purposes of this Agreement; provided, however, that neither the Company nor any of its Subsidiaries shall commit to the payment of any fee, penalty or other consideration or make any other concession, waiver or amendment under any Contract in connection with obtaining any consent without the prior written consent of Parent (not to be unreasonably withheld, conditioned or delayed). Notwithstanding anything to the contrary in this Agreement, Parent has the sole right to control and direct all antitrust strategy in connection with review of the transactions contemplated by this Agreement by any Governmental Entity, or any litigation by, or negotiations with, any antitrust authority or other Person relating to any antitrust law and will take the lead in all meetings, discussions, and communications with any Governmental Entity relating to obtaining antitrust approval from the transactions contemplated by this Agreement; provided that Parent will consult with and consider in good faith the comments of the Company in connection with any filing, communication, defense, litigation, negotiation, or strategy. Each of the Parties hereto shall furnish to each other Party such necessary information and reasonable assistance as such other Party may reasonably request in connection with the foregoing. Subject to applicable Law relating to the exchange of information, Parent and the Company shall each have the right to review in advance, and to the extent practicable each shall consult with the other in connection with, all of the information relating to Parent or the Company, as the case may be, and any of their respective Subsidiaries, that appears in any filing made with, or written materials submitted to, any third party and/or any Governmental Entity in connection with the Merger and the other transactions contemplated hereby. In exercising the foregoing rights, each of Parent and the Company shall act reasonably and as promptly as practicable. Subject to applicable Law and the instructions of any Governmental Entity, the Company and Parent shall keep each other reasonably apprised of the status of matters relating to the completion of the transactions contemplated hereby, including promptly furnishing the other with copies of notices or other written communications received by the Company or Parent, as the case may be, or any of their respective Subsidiaries, from any Governmental Entity and/or third party with respect to such transactions, and, to the extent practicable under the circumstances, shall provide the other Party and its counsel with the opportunity to participate in any meeting with any Governmental Entity in respect of any filing, investigation or other inquiry in connection therewith.

(b) Notwithstanding any other provision of this Agreement to the contrary, in no event shall Parent or any of its Affiliates be required to (i) agree or proffer to divest or hold separate (in a trust or otherwise), or take any other action with respect to, any of the assets or businesses of Parent or any of its Affiliates or, assuming the consummation of the Merger, the Surviving Company or any of its Affiliates, (ii) agree or proffer to limit in any manner whatsoever or not to exercise any rights of ownership of any securities (including the Company Common Shares), (iii) enter into any agreement that in any way limits the ownership or operation of any business of Parent, the Company, the Surviving Company, or any of their respective Affiliates, (iv) agree to obtain prior approval or other approval from a Governmental

Entity, or submit a notification or otherwise notify the Governmental Entity, prior to consummating any future transaction (other than the transactions contemplated by this Agreement) or (v) defend against the entry of any decree, order, or judgment that would restrain, prevent or delay consummation of the Agreement, including defending any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement.

Section 5.6 Takeover Laws. The Company and the Company Board shall (a) take no action to cause any Takeover Law to become applicable to this Agreement, the Merger or any of the other transactions contemplated hereby and (b) if any Takeover Law is or becomes applicable to this Agreement, the Merger or any of the other transactions contemplated hereby, take all action necessary to ensure that the Merger and the other transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such Takeover Law with respect to this Agreement, the Merger and the other transactions contemplated hereby.

Section 5.7 Notification of Certain Matters. The Company and Parent shall promptly notify each other of (a) any notice or other communication received by such Party from any Governmental Entity in connection with the Merger or the other transactions contemplated hereby or from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated hereby, (b) any other notice or communication from any Governmental Entity in connection with the transactions contemplated hereby, or (c) any Action commenced or, to such Party’s knowledge, threatened against, relating to or involving or otherwise affecting such Party or any of its Subsidiaries which relate to the transactions contemplated hereby; provided, however, that no such notification shall affect any of the representations, warranties, covenants, rights or remedies, or the conditions to the obligations of, the Parties hereunder.

Section 5.8 Indemnification, Exculpation and Insurance.

(a) From and after the Merger Effective Time, Parent shall cause the Surviving Company to indemnify and hold harmless each present and former director and officer of the Company determined as of the Merger Effective Time (the “Indemnified Parties”), against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any Action arising out of the fact that such Indemnified Party is or was a director or officer of the Company, whether asserted or claimed prior to, at or after the Merger Effective Time, to the fullest extent that the Company would have been permitted under the Laws of the State of Maryland and the Company Group Organizational Documents in effect on the date of this Agreement to indemnify such Person (and Parent and the Surviving Company shall also advance expenses as incurred to the fullest extent permitted under applicable Law and the Company Group Organizational Documents; provided, that the Person to whom expenses are advanced shall provide an undertaking to repay such advances if it is ultimately determined that such Person is not entitled to indemnification).

(b) For six years after the Merger Effective Time, Parent shall cause to be maintained in effect the provisions in the Company Group Organizational Documents in existence on the date of this Agreement and made available to Parent regarding elimination of liability, indemnification of officers, directors and employees and advancement of expenses that are in existence on the date hereof, and no such provision shall be amended, modified or repealed in any manner that would adversely affect the rights or protections thereunder of any such Indemnified Party in respect of acts or omissions occurring or alleged to have occurred at or prior to the Merger Effective Time (including acts or omissions occurring in connection with the approval of this Agreement and the consummation of the Merger or any of the other transactions contemplated by this Agreement).

(c) At or prior to the Merger Effective Time, the Company shall purchase a six year prepaid “tail” policy on terms and conditions providing coverage retentions, limits and other material terms substantially equivalent to the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by the Company and its Subsidiaries, with respect to matters arising at or prior to the Merger Effective Time; provided, however, that the Company shall not commit or spend on such “tail” policy, in the aggregate, more than two hundred percent (200%) of the last aggregate annual premium paid by the Company prior to the date hereof for the Company’s current policies of directors’ and officers’ liability insurance and fiduciary liability insurance (the “Annual Premium Amount”), and if the cost of such “tail” policy would otherwise exceed the Annual Premium Amount, the Company shall be permitted to purchase as much coverage as reasonably practicable for the Annual Premium Amount. The Company shall in good faith cooperate with Parent prior to the Merger Effective Time with respect to the procurement of such “tail” policy, including with respect to the selection of the broker, available policy price and coverage options.

(d) The rights and obligations under this Section 5.8 shall survive consummation of the Merger and shall not be terminated or amended in a manner that is adverse to any Indemnified Party without the written consent of such Indemnified Party. The Parties acknowledge and agree that the Indemnified Parties shall be third party beneficiaries of this Section 5.8, each of whom may enforce the provisions thereof.

Section 5.9 Financing and Financing Cooperation.

(a) Parent shall use its reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, all things reasonably necessary, advisable or proper to obtain the proceeds of the Financing contemplated by the Commitment Letters at or prior to the Closing on the terms and conditions described in the Commitment Letters, including by: (i) maintaining in effect the Commitment Letters and any Definitive Debt Financing Agreements and complying with its obligations thereunder in all material respects; (ii) negotiating and entering into definitive debt financing agreements on the terms and conditions consistent with the Debt Commitment Letter (the “Definitive Debt Financing Agreements”); and (iii) satisfying on a timely basis all conditions, within the control of Parent, to the funding of the Financing set forth in the Commitment Letters and the Definitive Debt Financing Agreements and complying in all material respects with their obligations thereunder. Parent shall comply with its obligations in all material respects, and enforce its rights, under the Commitment Letters and Definitive Debt Financing Agreements in a timely and commercially reasonable manner and shall not take any action (or fail to take any action) which would give rise to a right of any Financing Source Party to terminate the Debt Commitment Letter. Without limiting the generality of the foregoing, in the event that all conditions contained in any Commitment Letters or the Definitive Debt Financing Agreements (other than the consummation of the Merger and those conditions that by their nature are to be satisfied on the Closing Date or, with respect to the Debt Financing, the availability of the Equity Financing) have been satisfied, Parent shall cause the Financing Source Parties and Equity Investors party thereto to comply with their respective obligations thereunder, including to fund the Financing and to pay related fees and expenses on the Closing Date; provided that in no event shall Parent be required to commence any litigation or other proceeding against any Financing Source Party or Equity Investor or other financial institution to compel performance of its portion of the Financing or otherwise comply with its obligations under the applicable Commitment Letter or Definitive Debt Financing Agreement. Parent shall keep the Company reasonably informed on a regular and current basis and in reasonable detail of the status of its efforts to arrange the Financing contemplated by the Commitment Letters and any other financing and shall give the Company prompt notice of (x) any fact, change, event or circumstance that is reasonably likely to have, individually or in the aggregate, an adverse impact on the Financing, or the availability of the Financing, contemplated by the Commitment Letters and (y) any actual or threatened material breach or default or cancellation, termination or repudiation by any party to the Commitment Letters or Definitive Debt Financing Agreements of which Parent obtains actual knowledge and shall deliver to the Company copies of any written notice or other written communication from any Financing Source Party, Equity Investor or other financing source of any such actual or threatened material breach or default or cancellation, termination or repudiation.

(b) Prior to the Merger Effective Time, Parent shall not, without the Company’s prior written consent: (i) agree to or permit any termination, amendment, replacement, supplement or other modification of, or waive any provision under, the Commitment Letters or Definitive Debt Financing Agreements; provided that Parent may, without the Company’s prior written consent, (A) enter into any amendment, replacement, supplement or other modification to or waiver of any provision of the Commitment Letters or Definitive Debt Financing Agreements that would not, and would not reasonably be expected to, (x) reduce the amount of the Financing contemplated by the Commitment Letters (taken as a whole, and giving effect to any concurrent increase in the amount of commitments under the Equity Commitment Letters) below the amount necessary to pay the Acquisition Amounts, (y) adversely affect the ability of Parent to enforce its rights against any other party to the Commitment Letters or the Definitive Debt Financing Agreements, in each case, as so amended, replaced, supplemented or otherwise modified, relative to the ability of Parent to enforce its rights against the other parties to the Commitment Letters as in effect on the date hereof or (z) prevent, delay or impede the consummation of the Merger, the Financing or the other transactions contemplated by this Agreement; and (B) amend, replace, supplement or otherwise modify the Debt Commitment Letter to add lenders, lead arrangers, book runners, syndication agents or similar entities that had not executed the Debt Commitment Letter as of the date of this Agreement so long as any such addition would not reasonably be expected to prevent, delay or impede the consummation of the Merger, the Debt Financing or the other transactions contemplated by this Agreement, but only, with respect to the foregoing clauses (A) and (B), to the extent doing so would not impose new or additional conditions or expand any existing condition to the amount, receipt or availability of the Financing (any amendment, replacement, supplement or other modification that is prohibited by this Section 5.9(b) without the Company’s prior written consent, a “Prohibited Modification”); or (ii) terminate the Commitment Letters or the Definitive Debt Financing Agreements, except in connection with any replacement of the Debt Commitment Letter in accordance with the foregoing clause (i)(B). Upon any such amendment, replacement, supplement modification or waiver, the term “Debt Commitment Letter”, “Equity Commitment Letter” and “Definitive Debt Financing Agreement” shall mean the Debt Commitment Letter, Equity Commitment Letter or Definitive Debt Financing Agreement, as applicable, as so amended, replaced, supplemented or modified. Parent shall promptly deliver to the Company copies of any such amendment, replacement, supplement or other modification and/or such waiver of any provision of the Debt Commitment Letter, Equity Commitment Letter and/or Definitive Debt Financing Agreements.

(c) If all or any portion of the Debt Financing becomes unavailable, or any of the Debt Commitment Letter or Definitive Debt Financing Agreements shall be withdrawn, repudiated, terminated or rescinded, regardless of the reason therefor, then Parent shall (i) use its reasonable best efforts to arrange and obtain, as promptly as practicable, from the same and/or alternative financing sources, alternative financing with terms and conditions that, in the aggregate, when taken as a whole, are not materially less favorable, in the aggregate, to Parent and its Affiliates than the terms and conditions (taken as a whole) in the applicable Debt Commitment Letter as of the date hereof (including with respect to funding and timing of funding) in an amount sufficient to consummate the transactions contemplated by this Agreement and pay the Acquisition Amounts and which does not include any Prohibited Modification including conditions to the consummation of such Alternative Financing that are more onerous than the conditions set forth in the Commitment Letters as of the date hereof; provided that, notwithstanding anything to the contrary in this Agreement, Parent shall not be required to (x) pay or incur materially more (taken as a whole) fees, original issue discounts or pricing relative to the pricing or fee terms of the applicable Debt Commitment Letter, as in effect on the date hereof, or (y) seek equity financing from any Person other than the Equity Investors or in an amount in excess of the Equity Financing contemplated by the Equity Commitment Letters as of the date hereof or on terms and conditions that, in the aggregate, when taken as a whole, are not materially less favorable to Parent than the terms and conditions (taken as a whole) in the Equity Commitment Letters as of the date hereof and (ii) promptly notify the Company of such unavailability and the reason therefor. In the event any alternative financing is obtained in accordance with this Section 5.9(c) (“Alternative Financing”), references in this Agreement to the Debt Financing shall also be deemed to refer to such Alternative Financing, and if one or more commitment letters or definitive financing agreements are entered into or proposed to be entered into in connection with such Alternative Financing, references in this Agreement to the Debt Commitment Letter and the Definitive Debt Financing Agreements shall also be deemed to refer to such commitment letters and definitive financing agreements relating to such Alternative Financing, and all obligations of Parent pursuant to this Section 5.9 shall be applicable thereto to the same extent as Parent’s obligations with respect to the Debt Financing.

(d) The Company shall, and shall cause its Subsidiaries and their respective Representatives to, use reasonable best efforts to provide such cooperation as is reasonably requested by Parent in writing in connection with the Debt Financing and is customarily provided for issuers in financings of the type contemplated by the Debt Commitment Letter, including using reasonable best efforts to:

(i) upon reasonable prior written notice cause the participation by appropriate and applicable senior management of the Company in a reasonable number of meetings, presentations, roadshows, conference calls, drafting sessions, due diligence sessions (including accounting due diligence sessions) and meetings with prospective lenders upon reasonable prior written notice (but not more than six primary bank meetings), and ratings agencies, in each case, which may be, at the Company’s option, on a telephonic or videoconference basis;

(ii) provide reasonable and customary assistance to Parent and the Financing Sources in the preparation of customary syndication memoranda, lenders and ratings agency presentations, offering memoranda, private placement memoranda (including under Rule 144A and/or Regulation S under the Securities Act), registration statements, and prospectuses and prospectus supplements under the Securities Act and other marketing materials in connection with a syndicated financing, securities (including CMBS) offering or other debt offering in connection with the Debt Financing, including the execution and delivery of customary authorization letters, confirmations and undertakings related thereto (including customary representations with respect to the presence or absence of material non-public information in the public-side versions of documents and the absence of material misstatements or omissions);

(iii) provide (x) Parent and the Financing Sources and their respective Representatives with historical financial statements, rent rolls, occupancy reports, operating statistics regarding the Company Properties, real estate tax bills, tax abatement agreements, operating and capital budgets, pay-off letters, tax returns and other pertinent financial information regarding the Company and its Subsidiaries, and reasonably cooperate with such Financing Sources and their respective Representatives with respect to other reasonable and customary due diligence requests; and (y) customary and reasonable assistance to Parent in the preparation of pro forma financial statements and pro forma financial information; it being understood that Parent shall be responsible for the preparation of any pro forma financial statements for the Debt Financing (including the preparation of any pro forma calculations, any post-Closing or other pro forma cost savings, synergies, capitalization, ownership or other pro forma adjustments that may be included therein), and (z) pertinent information, and update the same reasonably requested, to Parent describing the Company or its Subsidiaries to be used in marketing or offering materials prepared in accordance with normal customary practice in connection with the Debt Financing such that, after giving effect to such updates, (A) such information, when taken as a whole, does not contain as of the time provided, any untrue statement of material fact or omit to state any material fact necessary in order to make the statements contained therein not materially misleading in light of the circumstances under which such statements were made, and (B) the financial statements and other financial information included in such updated information are sufficiently current pursuant to Rule 3-12 under Regulation S-X to the extent applicable and permit the Company’s independent auditors to issue a customary comfort letter, including customary “negative assurance” comfort (in accordance with normal practices and procedures);

(iv) provide Parent and the Financing Sources and their respective Representatives with (x) upon Parent’s reasonable request, access to any of the Company Properties during normal business hours to conduct inspections and appraisals thereof, (y) customary and reasonable assistance with respect to (i) obtaining estoppel certificates and, if reasonably required by the Financing Sources, SNDAs with respect to any of the Company Properties, and (ii) other due diligence requests regarding the Company Properties, including reports and other information regarding title, survey, tax, environmental (including Phase I environmental site assessments and, if appropriate, Phase II environmental site assessments), engineering, seismic, property condition, legal, zoning, and other licensing and permitting matters;

(v) instruct the Company’s certified independent auditors to provide to Parent and the Financing Sources (x) customary consent to use of their audit reports in any materials relating to the Debt Financing, including SEC filings and offering memoranda that include or incorporate the party’s consolidated financial information and their reports thereon in accordance with normal customary practice, and (y) customary comfort letters (including “negative assurances” comfort) with respect to historical financial information in connection with the Debt Financing relating to the Company and its Subsidiaries in customary form;

(vi) furnish Parent and the Financing Sources promptly, and in any event at least four Business Days prior to the Closing Date (to the extent requested at least nine Business Days prior to the Closing Date), all documentation and other information required under the Debt Commitment Letter to the extent required by Governmental Entities under applicable “know your customer” and anti-money laundering rules and regulations, including the U.S.A. Patriot Act of 2001 and rules adopted by the Financial Crimes Enforcement Network of the U.S. Treasury Department, but in each case, solely as relating to the Company and its Subsidiaries and their respective joint venture partners and property managers;

(vii) cause (x) the taking of such corporate actions within the control of the Company as reasonably necessary to permit the completion of the Debt Financing, and (y) solely to the extent full draft and final copies of such documentation that are available have been provided to the Company and its attorneys, the execution and delivery to Parent or the Financing Sources, as applicable, of customary evidence of authority and customary officer’s certificates, in each case, that have been prepared by Parent and solely to the extent related to the Company and its Subsidiaries and solely as reasonably requested in writing by Parent; provided, however, that no officer or director of the Company or any of its Subsidiaries who is not remaining in such position following the Closing shall be obligated to execute any evidence, certificate or other document contemplated by this Section 5.9(d) in connection with the Debt Financing and no such evidence, certificate or other document shall be effective prior to the Closing; and

(viii) provide reasonable and customary assistance to Parent in the preparation and execution of the definitive documentation in connection with the Debt Financing, including the execution and delivery by the Company and its Subsidiaries to Parent or the Financing Sources, as may be requested by Parent, effective only upon the Closing, of, or completing any schedules or other customary informational requirements relating to the Company and its Subsidiaries with respect to, any credit agreements, purchase agreements, indentures, guarantees, pledge and security documents, other definitive financing documents or other certificates or documents contemplated by the Debt Financing, hedging agreements reasonably requested by Parent and otherwise facilitating the creation and perfection of the security interests in the collateral contemplated by the Debt Financing; provided that no such document or certificate or the creation or perfection of any security interest in any of the equity of or assets owned by the Company and its Subsidiaries shall be effective prior to Closing.

Notwithstanding anything to the contrary in this Agreement (A) no obligations of the Company or any of its Subsidiaries or any of its or their Representatives under any certificate, document or instrument delivered pursuant to this Section 5.9(d) (except for the passing of resolutions or consents which are subject to the occurrence of the Closing passed by directors or officers continuing in their positions following the Closing) shall be required to be effective until the Merger Effective Time. In addition, notwithstanding anything in this Section 5.9 to the contrary, in fulfilling its obligations pursuant to this Section 5.9, none of the Company, its Subsidiaries or its or their respective Representatives shall be required to (i) pay any commitment or other fee, provide any security or incur any liability or obligation in connection with the Debt Financing or any other financing, (ii) take or permit the taking of any action that would conflict with the Company Group Organizational Documents, (iii) take or permit the taking of any action that would reasonably be expected to conflict with, result in any material violation or breach of, or default (with or without lapse of time, or both) under, any applicable Law or Contracts of the Company or any of its Subsidiaries, (iv) provide access to or disclose information that the Company or any of its Subsidiaries determines would jeopardize any attorney-client privilege of the Company or any of its Subsidiaries, (v) prepare any financial statements or information that are not available to it and prepared in the ordinary course of its financial reporting practice, (vi) pass resolutions or consents or approve or authorize the execution of or amendment of, or execute or amend, the Debt Financing or the Definitive Debt Financing Agreements or any agreement, document or instrument of any kind (other than any customary authorization letters), except for (x) resolutions or consents which are subject to the occurrence of the Closing passed by directors or officers continuing in their positions following the Closing and (y) as otherwise specified in this Section 5.9(d), (vii) cause any director, officer or employee or stockholder of the Company or any of its Subsidiaries to incur any personal liability, (viii) take or permit the taking of any action that would cause any representation or warranty in this Agreement to be breached by the Company or any of its Subsidiaries or (ix) provide any cooperation that, in the reasonable opinion of the Company, would materially and adversely interfere with the ongoing operations of the Company and its Subsidiaries; (B) nothing in this Section 5.9(d) shall require the Company or any of its Subsidiaries, prior to the Merger Effective Time, to be an issuer or other obligor with respect to the Debt Financing; and (C) Parent is authorized to use in connection with the Debt Financing, the Equity Financing and the Specified Loan Consents any and all information and materials provided, or caused to be provided, by the Company and its Subsidiaries under this Section 5.9(d), including delivery of such information and materials to the Financing Sources, Equity Investors and/or Loan Consent Parties.

(e) All non-public or otherwise confidential information regarding the Company or its Subsidiaries obtained by Parent or its Representatives pursuant to this Section 5.9 shall be kept confidential and otherwise treated in accordance with Section 5.4, the Confidentiality Agreement or other confidentiality obligations that are substantially similar to those contained in the Confidentiality Agreement (which, with respect to the Financing Source Parties, shall be satisfied by the confidentiality provisions applicable thereto under the Debt Commitment Letter or other customary confidentiality undertakings in the context of customary syndication practices from Financing Source Parties not party to the Debt Commitment Letter). The Company hereby consents to the use of its and its Subsidiaries’ logos in connection with the Debt Financing; provided that such logos are used solely in a manner that is reasonable and customary and that is not reasonably likely to harm or disparage the Company or its Subsidiaries in any respect.

(f) At Parent’s written request, the Company shall use its commercially reasonable efforts to facilitate the delivery of a customary payoff letter, in form and substance reasonably acceptable to Parent, executed by the lenders (or their duly authorized agent or representative) under the Company Credit Agreement (the “Payoff Letter”) at least one Business Day prior to Closing and cooperate with any back-stop, “roll-over” or termination of any existing letters of credit under the Company Credit Agreement. Contemporaneously with the Closing, Parent shall pay (or cause to be paid) to the lenders under the applicable Company Credit Agreement the amount specified in the Payoff Letter with respect thereto (including after giving effect to any per diem amount specified therein, to the extent applicable) in cash in immediately available funds to the bank account(s) specified therein to discharge all obligations of the Company and its Subsidiaries outstanding under the applicable Company Credit Agreement (including the release and discharge of any related guarantees, liens and security interests) and to terminate the commitments thereunder.

(g) Notwithstanding anything in this Agreement to the contrary, in no event shall the receipt or availability of any funds or financing (including the Financing contemplated by the Commitment Letters) by or to Parent or any of its Affiliates or any other financing transaction be a condition to any of Parent’s obligations hereunder.

Section 5.10 Stockholder Litigation. The Company shall give Parent the opportunity to participate in (but not control) the defense and settlement of any stockholder litigation against the Company and/or its officers or directors relating to the Merger or any of the other transactions contemplated by this Agreement. The Company shall not enter into any settlement agreement in respect of any stockholder litigation against the Company and/or its directors or officers relating to the Merger or any of the other transactions contemplated hereby without Parent’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed).

Section 5.11 Stock Exchange Delisting; Deregistration. Prior to the Closing Date, the Company shall cooperate with Parent and use commercially reasonable efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable laws and rules and policies of the NYSE to enable the delisting by the Surviving Company of the Company Common Shares and the Company Preferred Shares from the NYSE and the deregistration of the Company Common Shares and the Company Preferred Shares under the Exchange Act as promptly as practicable after the Merger Effective Time, and in any event no more than 15 days after the Closing Date.

Section 5.12 Public Announcements. Except with respect to any Adverse Recommendation Change or announcement made with respect to any Acquisition Proposal or Superior Proposal expressly permitted by Section 5.2, the Parent Parties, on the one hand, and the Company, on the other hand, shall consult with each other before issuing, and give each other a reasonable opportunity to review and comment upon, any press release or other public statements with respect to this Agreement, the Merger and the other transactions contemplated hereby and shall not issue any such press release or make any public announcement prior to such consultation and review, except as may be required by applicable Law, court process or by obligations pursuant to any listing agreement with any national securities exchange or national securities quotation system. The Company and Parent agree that the initial press release to be issued with respect to the transactions contemplated by this Agreement shall be in the form heretofore agreed to by the Parties.

Section 5.13 Tax Representation Letter. The Company shall (a) use its reasonable best efforts to obtain or cause to be provided, as appropriate, the opinion of counsel referred to in Section 6.2(e) and (b) deliver to DLA Piper LLP (US), counsel to the Company, or other counsel described in Section 6.2(e), a tax representation letter, dated as of the Closing Date and signed by an officer of the Company, containing customary representations of the Company as shall be reasonably necessary or appropriate to enable DLA Piper LLP (US) (or such other counsel described in Section 6.2(e)) to render the opinion described in Section 6.2(e) on the date of the Merger Effective Time.

Section 5.14 Accrued Dividends. In the event that a distribution of Company Common Shares permitted under the terms of this Agreement has (a) a record date prior to the Merger Effective Time and (b) has not been paid as of the Merger Effective Time, the holders of shares of Company Common Shares shall be entitled to receive such distribution from the Company as of immediately prior to the time such shares or units are exchanged pursuant to Article II.

Section 5.15 Property Level Loan Documents.

(a) The Company shall, and shall cause its Subsidiaries and Representatives to, (i) use commercially reasonable efforts to obtain (x) each of the Loan Consents specified on Section 5.15(a) of the Company Disclosure Letter (the “Specified Loan Consents”), pursuant to the applicable Property Level Loan Documents specified on Section 5.15(a) of the Company Disclosure Letter (the “Specified Loan Documents”) from the applicable counterparties thereto (each, a “Loan Consent Party”) and (y) the third-party consents described in Section 6.1(c) of the Company Disclosure Letter (the “Third-Party Closing Consents”), in each case, promptly after the date of this Agreement, including the preparation and delivery of any information relating to the Company and its Subsidiaries as may be reasonably requested by any such lender, any loan servicer on behalf of any lender or any rating agency and, to the extent applicable to the Specified Loan Consents or Specified Loan Documents, such information and materials as the Company is required to provide or cause to be provided under and in accordance with Section 5.9(d) with respect to Debt Financing and (ii) act in a coordinated manner with Parent and pursuant to the reasonable direction of Parent with respect to obtaining the Specified Loan Consents and Third-Party Closing Consents. Without limiting the foregoing, the Company agrees as follows:

(i) the Company (x) shall keep Parent informed in all material respects of any communications and notices, whether formal or informal, oral or written, from, or on behalf of, any Loan Consent Party or any of the applicable counterparties or their Representatives in connection with the Third-Party Closing Consents (the “Third-Party Closing Consent Counterparties”) received by the Company or any of its Subsidiaries or Representatives, which notification shall include a copy of any applicable correspondence (or summaries thereof if verbal) and (y) shall not, and shall not cause or permit any of its Subsidiaries or Representatives to, (A) deliver any communications or notices to any Loan Consent Party or their Representatives or any of the Third-Party Closing Consent Counterparties or their Representatives, in each case, without Parent’s prior approval (not to be unreasonably withheld, conditioned or delayed), or (B) engage or participate in any meeting or discussion, whether telephonic or in-person, with any Loan Consent Party or their Representatives or with any of the Third-Party Closing Consent Counterparties or their Representatives with respect to the Specified Loan Consents, the Third-Party Closing Consents, the Merger or the transactions contemplated pursuant to this Agreement without giving Parent prior notice of such meeting or discussion and the reasonable opportunity to attend or participate in such meeting or discussion;

(ii) the Company shall not deliver any documents or communicate or participate in meetings or discussions (other than ordinary course, non-substantive administrative communications or discussions) with any Loan Consent Party or any of the Third-Party Closing Consent Counterparties or any other third party in connection therewith without Parent’s prior consent and approval of such document or communication (in each case, not to be unreasonably withheld, conditioned or delayed);

(iii) the Company shall not, without Parent’s prior consent (not to be unreasonably withheld, conditioned, or delayed), enter into any agreement, or otherwise agree or commit to any arrangement or agreement, that would bind or commit the Company or any of its Subsidiaries in connection with (subject to the limitations set forth in Section 6.1(c) of the Company Disclosure Letter) the Third-Party Closing Consents or the Specified Loan Consents;

(iv) the Company shall, upon the reasonable request of Parent or if required or requested by any Loan Consent Party or Third-Party Closing Consent Counterparties, participate in meetings or discussions (x) between Parent and any Loan Consent Party or their Representatives with respect to the Loan Consents and (y) between Parent and any Third-Party Closing Consent Counterparties or their Representatives with respect to the Third-Party Closing Consents, and take such actions as reasonably requested by Parent with respect to obtaining ratings as required for the Loan Consents or the Third-Party Closing Consents (including the participation in such meetings or discussions of the Company’s senior management);

(v) the Company shall take such actions as reasonably requested by Parent with respect to establishing or maintaining, as of the Closing, bank and other accounts and blocked account agreements and lock box arrangements in connection with any Indebtedness the subject of or related to any Loan Consent and Third-Party Closing Consents;

(vi) the Company shall take such actions as reasonably requested by Parent with respect to obtaining waivers, consents, estoppels and approvals, to the extent reasonably necessary, proper or advisable in connection with any Loan Consent or Third-Party Closing Consents, from other parties to the Company Leases, the Property Level Loan Documents, encumbrances on any Company Property and any other Contracts to which the Company or any Subsidiary of the Company is a party;

(vii) the Company shall execute and deliver customary certificates, legal opinions, or other documents and instruments relating to guarantees, the pledge of collateral and other matters ancillary to the Indebtedness underlying the Loan Consents and Third-Party Closing Consents as may be reasonably requested by Parent, any Loan Consent Party or Third-Party Closing Consent Counterparty; provided, that the Company may elect to form a committee comprised of one or more individuals designated by Parent to be appointed by the Company as a director immediately prior to the Merger Effective Time to execute any such documents;

(viii) the Company shall take all corporate actions, subject to the occurrence of the Closing, reasonably necessary or customary to permit the consummation of any Loan Consent and any Third-Party Closing Consents on the Closing Date (including executing and delivering certificates with respect to solvency matters and cooperating with respect to any request any lender or any loan servicer on behalf of any such lender has with respect to a new non-consolidation opinion); provided, that the Company may elect to form a committee comprised of one or more individuals designated by Parent to be appointed by the Company as a director immediately prior to the Company Merger Effective Time to execute any such documents;

(ix) the Company (x) shall take commercially reasonable efforts to ensure that it complies in all material respects with the terms of each of the Property Level Loan Documents and refrain from taking any action that would reasonably be expected to lead to a non-curable and material breach, violation or default under any of the Property Level Loan Documents (other than actions in connection with the Merger, the Debt Financing, the Loan Consents, and the other transactions contemplated by this Agreement that are taken at the written direction of Parent), and (y) shall not, except as otherwise expressly permitted under this Agreement, enter into any waiver, amendment or modification, or otherwise supplement or change any of the Property Level Loan Documents (other than in connection with obtaining the Loan Consents and the Third-Party Closing Consents in accordance with the terms of this Agreement);

(b) The Company shall engage in a process to market for sale or facilitate consensual disposition with specified lenders of each of the Company Properties set forth on Section 5.15(b) of the Company Disclosure Letter and Section 6.1(c) of the Company Disclosure Letter (the “Potential Transfer Properties”) in accordance with terms set forth in Section 5.15(b) of the Company Disclosure Letter; provided, that the Company shall not enter into any definitive Contract with respect to the potential sale, transfer or distribution of any of the Potential Transfer Properties that would become effective prior to the Closing without the prior written consent of Parent.

(c) Notwithstanding anything to the contrary in the foregoing, Parent and the Company shall jointly control the strategy for securing the Third-Party Closing Consents and Loan Consents as soon as practicable.

(d) Parent and its Affiliates shall not be obligated to make any payment or commercial concession to any third party, or incur any liability, as a condition to, or in connection with, effecting any consents or amendments contemplated by the Loan Consents or the Third-Party Closing Consents. Notwithstanding the foregoing, Parent shall reasonably cooperate with the Company, including but not limited to, with respect to any assignment and assumption process between the Company and any lender or third-party in connection with the satisfaction or waiver of the conditions set forth in Schedule 6.1(c) of the Company Disclosure Letter, and make its Representatives reasonably available to, and provide information, documents, and any other materials that may be required to be provided to, any Loan Consent

Party, lender, any loan servicer on behalf of any lender, any rating agency, or any third party, in relation to the satisfaction or waiver of the conditions set forth in Schedule 6.1(c) of the Company Disclosure Letter, including the Third-Party Closing Consents, pursuant to the terms of the applicable Property Level Loan Documents, in each case, solely with respect to the matters set forth in this Section 5.15 and Section 6.1(c). The Company and its Subsidiaries (i) shall not be required to execute any document or make any statements, certifications, or analysis for the benefit of Parent or any other person, other than documents, statements, certifications and analyses to become effective immediately upon the Closing and (ii) shall not be required to pay any commitment or other similar fee, pay or incur any costs, fees, or expenses (unless reimbursable by Parent or otherwise expressly provided for in this Agreement) or incur any other material obligation or liability in connection with this Section 5.15 prior to the Merger Effective Time and, except as expressly set forth in Section 6.1(c) of the Company Disclosure Letter, the Company and its Subsidiaries shall not, without Parent’s prior written consent make any such payments or commitments; provided, that the Company shall agree to any such payments or take any such actions, if either permitted by Section 6.1(c) of the Company Disclosure Letter or directed by Parent. Parent shall make available funds in connection with obtaining the Loan Consents, as set forth in Section 5.15(d) of the Company Disclosure Letter. For the avoidance of doubt, any such funds shall be payable by Parent regardless of whether the Merger and the transactions contemplated pursuant to this Agreement are actually consummated in accordance with the terms of this Agreement. Without the prior written consent of Parent, except as provided in Section 5.15(d) and Section 5.1(i) of the Company Disclosure Letter, (A) the Company shall not prepay all or any portion of any Indebtedness or establish or fund any reserves in connection with obtaining the Loan Consents (except as expressly set forth in Section 6.1(c) of the Company Disclosure Letter), and (B) the Company shall not, and it shall not agree to, amend, modify, supplement or waive the terms and conditions of the outstanding Indebtedness, including, without limitation, changing any of the parties subject to the obligations of such Indebtedness of the Company, increasing the principal amount or interest due or changing the maturity date.

(e) Notwithstanding anything to the contrary in this Section 5.15 and Section 6.1(c), but subject in all respects to the terms of Section 5.1, the Company and its Subsidiaries shall be permitted to, without the prior consent of Parent, take such actions as are necessary in the ordinary course of business for the Company and its Subsidiaries to maintain compliance with the debt obligations of the Company and its Subsidiaries.

Section 5.16 Updated Portfolio Data Tape and Rent Rolls.

(a) The Company shall make available to Parent, (i) within three Business Days after the end of each calendar month, if requested in writing by Parent for such calendar month and (ii) three Business Days prior to the anticipated Closing Date, an update of the type of ordinary course reports prepared and provided to the Company’s management team on a regular basis regarding the Company’s business operations, as of (x) in respect of clause (i), the end of the preceding calendar month and (y) in respect of clause (ii), the most recent practicable date prior to the anticipated Closing Date.

(b) The Company shall update the rent rolls provided to Parent pursuant to Section 3.18(e) of the Company Disclosure Letter on a monthly basis and deliver to Parent such updated rent roll (i) no later than the third Business Day following the last day of each preceding month and (ii) three Business Days prior to the anticipated Closing Date.

Section 5.17 Director and Officer Resignations. If requested in writing by Parent, the Company shall obtain and deliver to Parent at the Closing, in form reasonably satisfactory to Parent, resignations effective as of the Merger Effective Time executed by each director and officer of Company and its Subsidiaries in office immediately prior to the Merger Effective Time.

Section 5.18 Redemption of Company Preferred Shares (a) The Company shall deliver to each holder of record of Company Preferred Shares a notice of redemption (the “Preferred Stock Redemption Notice”) with respect to the Company Preferred Shares held by such holder in accordance with the requirements set forth in the Company Organizational Documents; (b) at or prior to the Merger Effective Time, Parent, on behalf of the Company and the Surviving Company, shall irrevocably set aside and deposit with the Paying Agent as part of the Payment Fund, separate and apart from its other funds, in trust for the benefit of the holders of the Company Preferred Shares, cash in immediately available funds in an amount equal to the aggregate amount of Company Preferred Share Consideration payable to the holders of Company Preferred Shares (such amount, the “Preferred Stock Redemption Amount”) and (c) Parent and the Company shall, effective as of immediately prior to the Merger Effective Time, give irrevocable instructions to the Paying Agent for the payment of the Preferred Stock Redemption Amount in accordance with the Company Organizational Documents and the terms of this Agreement. At and following the Closing, the Surviving Company shall perform any and all things and take any actions as may be needed to confirm the complete redemption of the Company Preferred Shares in accordance with the Company Organizational Documents and Preferred Stock Redemption Notices, and shall cause payment of the Company Preferred Share Consideration to be made by the Paying Agent in accordance with Section 2.3. The Preferred Stock Redemption Notices shall be prepared by the Company and be reasonably acceptable to Parent, and shall comply in all material respects with the specifications and timing requirements of the Company Organizational Documents for the Company Preferred Shares and shall state that the Company Preferred Shares shall be redeemed effective as of immediately prior to, and conditioned upon the occurrence of, the Merger Effective Time.

Section 5.19 Tax Matters.

(a) Parent and the Company shall cooperate in good faith in the preparation, execution and filing of all returns, questionnaires, applications or other documents regarding any real property transfer or gains, sales, use, transfer, value added, stock transfer or stamp taxes, any transfer, recording, registration and other fees and any similar taxes that become payable in connection with the transactions contemplated by this Agreement (together with any related interests, penalties or additions to Tax, “Transfer Taxes”), and shall cooperate in attempting to minimize the amount of Transfer Taxes. Parent shall pay or cause to be paid all Transfer Taxes.

(b) The Company shall cooperate and consult in good faith with Parent with respect to maintenance of the REIT status of the Company (and any of the Company’s Subsidiaries that is a REIT) for the Company’s 2025 taxable year, including by providing Parent information supporting amounts distributed and the calculation of the amount required to be distributed pursuant to Section 857(a) of the Code.

Section 5.20 Phoenix PSA. The Company shall (a) promptly deliver to Parent copies of all waivers, notices, requests for consents and other material communications delivered by or to the Company or any of its Subsidiaries pursuant to the terms of, or otherwise in connection with, the Phoenix PSA, including with respect to any consents of third parties that are conditions to the closing of the transactions contemplated therein, and (b) not amend, modify or restate the Phoenix PSA, or cause or permit any of the foregoing, or take, or cause or permit the taking of, any action with respect to the Phoenix PSA that would result in (i) the waiver of any material the rights of, or terms or conditions in favor of, Seller (as defined in the Phoenix PSA), (ii) Buyer (as defined in the Phoenix PSA) having the right to terminate the Phoenix PSA, or (iii) Seller (as defined in the Phoenix PSA) exercising the Seller Termination Right (as defined in the Phoenix PSA), in each case, without the prior written consent of Parent.

Section 5.21 Employee Benefit Matters.

(a) From and after the Closing and for a period of 12 months immediately following the Closing, Parent shall provide or cause its Subsidiaries, including, following the Closing, the Company, to provide each individual who is an employee of the Company or any of its Subsidiaries immediately prior to the Closing (each, a “Continuing Employee”) and for so long as such Continuing Employee continues to be an employee of the Surviving Company or any of its Subsidiaries during such 12-month period, with (i) a base salary or hourly wage rate, as applicable, and a target annual cash bonus opportunity, in each case, that is no less favorable than as provided to such Continuing Employee immediately prior to the Closing and (ii) employee benefits (excluding equity-linked and other long-term incentive compensation opportunities, transaction, change in control, retention and similar bonuses and payments, perquisites, and nonqualified deferred compensation, defined benefit pension and retiree medical benefits) that are no less favorable, in the aggregate, than those provided to such Continuing Employee immediately prior to the Closing.

(b) Parent shall, and shall cause its Subsidiaries to, provide each Continuing Employee with service credit for such individual’s period of service with the Company and its Subsidiaries prior to the Closing for purposes of eligibility, vesting and, with respect to vacation and severance benefits, benefit accrual under each employee benefit plan sponsored by Parent or any of its Subsidiaries or Affiliates (each a “Parent Plan”) to the same extent such service was recognized for such purposes under the analogous Company Plan by the Company or any of its Subsidiaries as of immediately prior to the Closing, except, in each case, to the extent such treatment would result in a duplication of benefits or compensation. For purposes of each Parent Plan providing medical, dental, pharmaceutical or vision benefits to any Continuing Employee, Parent shall, and shall cause its Subsidiaries to, use commercially reasonable efforts to (i) waive, or cause to be waived, any pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods under such Parent Plan to the same extent such conditions did not apply to such Continuing Employee under an analogous Company Plan as of immediately prior to the Closing, and (ii) recognize, or cause to be recognized, the dollar amount of all co-payments, deductibles and similar expenses incurred by each Continuing Employee (and his or her eligible dependents) under any Company Plan during the plan year in which the Closing occurs for purposes of satisfying such year’s deductible and co-payment limitations applicable to such Continuing Employee under the relevant Parent Plans.

(c) Parent shall provide, or cause to be provided, each Continuing Employee whose employment terminates during the 12 month period following the Closing Date with severance benefits to which the Continuing Employee would have been entitled to receive as of immediately prior to the Closing pursuant to the terms of the severance policies, agreements, or arrangements set forth on Section 5.21(c) of the Company Disclosure Letter.

(d) Notwithstanding the foregoing, nothing contained herein, express or implied, (i) shall be treated as the creation or establishment of, an amendment of or an undertaking to amend, or shall limit or alter the ability of Parent or any of its Affiliates or any of Parent’s joint- or co-investors (or, following the Closing, the Company or any of its Subsidiaries) to amend, modify or terminate, any Company Plan, Parent Plan or any other employee benefit plan, program or arrangement, as applicable, (ii) is intended to or shall confer any rights, benefits, remedies, obligations or liabilities of any nature whatsoever hereunder upon any Person (including, without limitation, any director, officer or employee and any dependent or beneficiary thereof) other than the Parties and their respective successors and assigns, or (iii) guarantees the employment of any Continuing Employee or of any other Person for any specific period of time following the Closing or otherwise limits the ability of Parent or any of its Affiliates or any of Parent’s joint- or co-investors (including, following the Closing, the Company or any of its Subsidiaries) to terminate the employment of any Continuing Employee at any time and for any reason.

(e) Effective on the Closing Date, the Company shall, or shall cause its applicable Subsidiary to, terminate the employment of the employees set forth in Section 5.21(e) of the Company Disclosure Letter (collectively “Executives” and each an “Executive”) without Cause, as such term is defined in each of the Executives’ employment agreements entered into between the Company (or any of its Affiliates) and the respective Executive (each, as amended, an “Executive Employment Agreement”) and, in connection with each such termination, the Executives shall be entitled to receive the severance payments and benefits set forth in Section 10 of their respective Executive Employment Agreement in accordance with the terms therein.

(f) Unless otherwise notified by Parent no fewer than five days prior to the Closing Date, the Company (or its applicable Affiliate), effective as of no later than one Business Day prior to the Closing Date, shall take all actions necessary and appropriate to: (i) terminate any Company Plan intended to qualify under Section 401(a) of the Code (the “Company 401(k) Plan”) in compliance with its terms and the requirements of applicable Law, including through any required withdrawal, spin-off and termination of such Company 401(k) Plan with the sponsoring entity thereof, (ii) make all employee and employer contributions to the Company 401(k) Plan for all periods of service prior to the Closing Date, including such contributions that would have been made had the transactions contemplated by this Agreement not occurred (regardless of any service or end-of-year employment requirements) but prorated for the portion of the plan year that ends on the Closing Date, and (iii) one hundred percent (100%) vest all participants under the Company 401(k) Plan. By no later than the date prior to the Closing Date, the Company shall provide Parent with copies of the written action approving the termination of the Company 401(k) Plan in accordance with this Section 5.21(f) in a form reasonably satisfactory to Parent.

Section 5.22 Section 16 Matters. Prior to the Merger Effective Time, the Company Board shall take all such steps as may be required to cause any dispositions of Company Common Shares (including derivative securities with respect to such Company Common Shares) resulting from the transactions contemplated by this Agreement by each individual who will be subject to the reporting requirements of Section 16(b) of the Exchange Act with respect to the Company immediately prior to the Merger Effective Time, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

ARTICLE VI

CONDITIONS PRECEDENT

Section 6.1 Conditions to Each Party’s Obligation to Effect the Merger. The obligation of each Party to effect the Merger is subject to the satisfaction at or prior to the Closing of the following conditions:

(a) Stockholder Approval. The Company Stockholder Approval shall have been obtained.

(b) No Injunctions or Legal Restraints; Illegality. No temporary restraining order, preliminary or permanent injunction or other judgment, order or decree issued by any court of competent jurisdiction or other legal restraint or prohibition shall be in effect, and no Law shall have been enacted, entered, promulgated, enforced or deemed applicable by any Governmental Entity that, in any such case, prohibits or makes illegal the consummation of the Merger.

(c) The Company (or applicable Subsidiary) shall have received the third-party consents or otherwise satisfied the requirements of Section 6.1(c) of the Company Disclosure Letter.

Section 6.2 Conditions to the Obligations of the Parent Parties. The obligations of the Parent Parties to effect the Merger is also subject to the satisfaction, or waiver by Parent, at or prior to the Closing of the following conditions:

(a) Representations and Warranties. (i) The representations and warranties of the Company set forth in the first three sentences of Section 3.2(a) shall be true and correct, other than de minimis inaccuracies, as of the date of this Agreement and as of the Closing Date as if made as of the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date); (ii) the representations and warranties of the Company set forth in Section 3.1 (solely as it relates to the Company and not the Company’s Subsidiaries), Section 3.2(a) (other than the first four sentences thereof and solely as it relates to the Company and not the Company’s Subsidiaries), Section 3.4, Section 3.18, Section 3.20, Section 3.21 and Section 3.24 shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as if made as of the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date), and (iii) each of the remaining representations and warranties of the Company set forth in this Agreement, including Section 3.1 (solely as it relates to the Company’s Subsidiaries) and Section 3.2(a) (other than the first four sentences thereof and solely as it relates to the Company’s Subsidiaries), shall be true and correct as of the date of this Agreement and as of the Closing Date as if made at and as of such time (except to the extent a representation or warranty is made as of a specified time, in which case such representation or warranty shall be true and correct at and as of such time); provided, that notwithstanding anything herein to the contrary, the condition set forth in this Section 6.2(a)(iii) shall be deemed to have been satisfied even if any representations and warranties of the Company are not so true and correct unless the failure of such representations and warranties of the Company to be so true and correct (read for purposes of this Section 6.2(a)(iii) without any materiality, Material Adverse Effect or similar qualification), individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect.

(b) Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing.

(c) Officers’ Certificate. Parent shall have received a certificate signed on behalf of the Company certifying as to the matters set forth in Section 6.2(a), Section 6.2(b) and Section 6.2(d), dated as of the Closing Date.

(d) Absence of Material Adverse Effect. Since the date of this Agreement there shall not have occurred any event, change, circumstance, occurrence, effect or state of facts that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect.

(e) REIT Qualification Opinion. The Company shall have delivered to Parent a written tax opinion of DLA Piper LLP (US) (or such other nationally recognized REIT counsel as may be reasonably acceptable to Parent and the Company), substantially in the form attached as Exhibit A to this Agreement (or as otherwise reasonably acceptable to Parent), dated as of the Closing Date, to the effect that, beginning with its taxable year ended December 31, 2014 and ending with its taxable year that ends with the Merger, the Company has been organized and operated in conformity with the requirements for qualification and taxation as a REIT under the Code (which opinion shall be based upon a representation letter substantially in the form attached as Exhibit B to this Agreement).

(f) No Waivers or Defaults. No event of default that is either (i) incapable of being cured or (ii) capable of being curable but still continuing, shall have occurred and be continuing as of 30 days following notification to the Company of such event of default (the “Cure Period”), in either instance, under any of the Specified Loan Documents; provided, that solely in connection with the foregoing clause (ii), if at the end of the Cure Period the Company is continuing to use good faith efforts to cure such event of default, the Cure Period shall be extended for an additional 30 days.

(g) Phoenix Transaction. At or prior to the Closing, (i) the sales of each of the Company Properties set forth Section 6.2(g)(i) of the Company Disclosure Letter shall have been consummated and (ii) the consent as to the Company Property identified on Section 6.2(g)(ii) of the Company Disclosure Letter shall have been obtained, in each case, pursuant to and in accordance with the Phoenix PSA.

Section 6.3 Conditions to the Obligations of the Company. The obligations of the Company to effect the Merger is also subject to the satisfaction, or waiver by the Company, at or prior to the Closing of the following conditions:

(a) Representations and Warranties. Each of the representations and warranties of the Parent Parties set forth in this Agreement that are qualified as to materiality or Parent MAE shall be true and correct (as so qualified) and each of the representations and warranties of the Parent Parties set forth in this Agreement that are not so qualified shall be true and correct in all material respects, in each case as of the date of this Agreement and as of the Closing Date as if made as of the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date).

(b) Performance of Obligations of the Parent Parties. Each of the Parent Parties shall have performed in all material respects all obligations required to be performed by them under this Agreement at or prior to the Closing.

(c) Officers’ Certificate. The Company shall have received a certificate signed on behalf of each of the Parent Parties certifying as to the matters set forth in Section 6.3(a) and Section 6.3(b).

Section 6.4 Frustration of Closing Conditions. Neither the Parent Parties nor the Company may rely on the failure of any condition set forth in this Article VI to be satisfied if such failure was caused by such Party’s breach of this Agreement.

ARTICLE VII

TERMINATION, AMENDMENT AND WAIVER

Section 7.1 Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Merger Effective Time, whether before or after the Company Stockholder Approval has been obtained (with any termination by Parent also being an effective termination by Merger Sub):

(a) by mutual written consent of Parent and the Company;

(b) by either Parent or the Company:

(i) if the Merger shall not have been consummated on or before January 19, 2026 (the “Outside Date”); provided, that the right to terminate this Agreement pursuant to this Section 7.1(b)(i) shall not be available to any Party whose material breach of this Agreement (or in the case of Parent by a Parent Party) has been the primary cause of, or the primary factor that resulted in, the failure of the Merger to be consummated by the Outside Date;

(ii) if any court of competent jurisdiction or other Governmental Entity shall have issued a judgment, order, injunction, rule or decree, or taken any other Action restraining, enjoining or otherwise prohibiting any of the transactions contemplated by this Agreement and such judgment, order, injunction, rule, decree or other Action shall have become final and nonappealable; provided, that the right to terminate this Agreement pursuant to this Section 7.1(b)(ii) shall not be available to any Party whose material breach of this Agreement (or in the case of Parent by a Parent Party) has been the primary cause of, or the primary factor that resulted in the issuance of such judgment, order, injunction, rule or decree; or

(iii) if the Company Stockholder Approval shall not have been obtained at the Company Stockholders Meeting duly convened therefor or at any adjournment or postponement thereof at which a vote on the approval of the Merger was taken;

(c) by Parent:

(i) if the Company shall have breached or failed to perform any of their representations, warranties, covenants or agreements set forth in this Agreement (other than with respect to a breach of Section 5.2, as to which Section 7.1(c)(ii) will apply), or if any representation or warranty of the Company shall have become untrue, which breach or failure to perform or to be true, either individually or in the aggregate, if occurring or continuing on the Closing Date (A) would result in the failure of any of the conditions set forth in Section 6.2(a), Section 6.2(b) or Section 6.2(d) and (B) cannot be or has not been cured by the earlier of (1) the third Business Day prior to the Outside Date and (2) 30 days after the giving of written notice to the Company of such breach or failure; provided, that Parent shall not have the right to terminate this Agreement pursuant to this Section 7.1(c)(i) if any Parent Party is then in material breach of any of its covenants or agreements set forth in this Agreement such that the conditions set forth in Section 6.3(a) or Section 6.3(b) would not be satisfied; or

(ii) if prior to the Company Stockholders Meeting, (A) an Adverse Recommendation Change shall have occurred, or (B) the Company shall have materially breached or failed to perform, in any manner materially adverse to Parent, any of its obligations set forth in Section 5.2;

(d) by the Company:

(i) if any of the Parent Parties shall have breached or failed to perform any of their representations, warranties, covenants or agreements set forth in this Agreement, or if any representation or warranty of the Parent Parties shall have become untrue, which breach or failure to perform or to be true, either individually or in the aggregate, if occurring or continuing on the Closing Date (A) would result in the failure of any of the conditions set forth in Section 6.3(a) or (b) and (B) cannot be or has not been cured by the earlier of (1) the third Business Day prior to the Outside Date and (2) 30 days after the giving of written notice to Parent of such breach or failure; provided, that the Company shall not have the right to terminate this Agreement pursuant to this Section 7.1(d)(i) if the Company is then in material breach of any of its covenants or agreements set forth in this Agreement such that Section 6.2(a) or Section 6.2(b) would not be satisfied;

(ii) at any time prior to obtaining the Company Stockholder Approval, in order to accept a Superior Proposal in accordance with Section 5.2(b); provided, that the Company shall have (A) simultaneously with such termination entered into the associated Alternative Acquisition Agreement, (B) otherwise complied in all material respects with all provisions of Section 5.2(b), including the notice provisions thereof, and (C) prior to or concurrently with such termination, paid any amounts due pursuant to Section 7.3(b); or

(iii) if the Merger shall not have been consummated on or before the date required by Section 1.2, (x) all of the conditions set forth in Sections 6.1 and 6.2 have been satisfied and continued to be satisfied (other than those conditions that, by their terms, are to be satisfied at Closing; provided, that those conditions would have been satisfied if the Closing were to occur on such date) at the time of such termination if the Closing were held at the time of such termination, (y) the Company has confirmed by written notice to Parent that the date the Closing should have occurred pursuant to Section 1.2 has occurred and that the Company was ready, willing and able to consummate the Merger on the date required by Section 1.2 and is ready, willing and able to consummate the Merger on the date of such written notice and throughout the immediately subsequent three Business Day period and (z) Parent fails to consummate the Merger within three Business Days following receipt of such written notice.

The Party desiring to terminate this Agreement pursuant to this Section 7.1 (other than pursuant to Section 7.1(a)) shall give notice of such termination to the other Party.

Section 7.2 Effect of Termination. In the event of termination of the Agreement, this Agreement shall immediately become void and have no effect, without any liability or obligation on the part of the Parties; provided that:

(a) the Confidentiality Agreement (as amended hereby), the Limited Guarantee (only to the extent reflected therein) and the provisions of Section 5.12 (Public Announcements), this Section 7.2, Section 7.3 (Fees and Expenses) and Article VIII shall survive the termination hereof;

(b) the Company and Parent may have liability solely as expressly provided in Section 7.2(c) or Section 7.3; and

(c) no such termination shall relieve the Company from any liability or damages arising out of a Willful and Material Breach of any of its representations, warranties, covenants or agreements set forth in this Agreement or Fraud.

For the avoidance of doubt, in the event of termination of this Agreement, the Financing Source Parties will have no liability to the Company, any of its Affiliates or any of its or their direct or indirect stockholders hereunder or under the Debt Commitment Letter or otherwise relating to or arising out of the transactions contemplated by such agreements (including for any Willful and Material Breach), provided that the foregoing shall not preclude any liability of the Financing Sources to the Parent Parties under the terms of the Debt Commitment Letter (and the related fee letters) or the Debt Financing.

Section 7.3 Fees and Expenses.

(a) Except as otherwise provided in this Section 7.3, all fees and expenses incurred in connection with this Agreement, the Merger and the other transactions contemplated hereby shall be paid by the Party incurring such fees or expenses, whether or not the Merger is consummated.

(b) In the event that:

(i) (A) after the date hereof, an Acquisition Proposal is made to the Company or publicly made directly to the Company’s stockholders or shall have been publicly announced or otherwise publicly disclosed, (B) this Agreement is terminated by the Company or Parent pursuant to Section 7.1(b)(i) or Section 7.1(b)(iii) or by Parent pursuant to Section 7.1(c)(i) and (C) within 12 months after the date of such termination, the Company enters into an agreement in respect of any Acquisition Proposal, or recommends an Acquisition Proposal to its stockholders for approval, or a transaction in respect of any such Acquisition Proposal is consummated, which, in each case, need not be the same Acquisition Proposal that was made, disclosed or communicated prior to termination hereof (provided, that solely for purposes of this clause (C), the term “Acquisition Proposal” shall have the meaning assigned to such term in the definition thereof, except that the references to “twenty percent (20%) or more” shall be deemed to be references to “eighty percent (80%) or more”);

(ii) this Agreement is terminated by Parent pursuant to Section 7.1(c)(ii); or

(iii) this Agreement is terminated by the Company pursuant to Section 7.1(d)(ii);

then, in any such event, the Company shall pay to Parent a fee of $16,000,000.00 (the “Breakup Fee”) less the amount of Parent Expenses previously paid to Parent (if any) pursuant to Section 7.3(c), it being understood that in no event shall the Company be required to pay the Breakup Fee on more than one occasion; provided, that the payment by the Company of the Breakup Fee pursuant to this Section 7.3 shall not relieve the Company from any liability or damage resulting from a Willful and Material Breach or Fraud.

(c) In the event that this Agreement is terminated by the Company or Parent pursuant to Section 7.1(b)(iii) under circumstances in which the Breakup Fee is not then payable pursuant to Section 7.3(b)(i), then the Company shall reimburse Parent and its Affiliates for all of their reasonable, documented, out-of-pocket fees and expenses (including all required and non-contingent fees and expenses of Financing Sources, counsel, accountants, investment bankers, experts and consultants to the Parent Parties and their Affiliates) incurred by the Parent Parties or on their behalf in connection with or related to the authorization, preparation, investigation, negotiation, execution and performance of this Agreement and the transactions contemplated hereby, excluding any discretionary fees paid to financial advisors (the “Parent Expenses”), up to a maximum amount of $2,000,000.00; provided, that the payment by the Company of the Parent Expenses pursuant to this Section 7.3(c), (i) shall not relieve the Company of any subsequent obligation to pay the Breakup Fee pursuant to Section 7.3(b) except to the extent indicated in such Section and (ii) shall not relieve the Company from any liability or damage resulting from a Willful and Material Breach or Fraud. Payment of the Parent Expenses shall be made by wire transfer of same-day funds to the accounts designated by Parent within five Business Days after the Company’s having been notified of the amounts thereof by Parent.

(d) Payment of the Breakup Fee shall be made by wire transfer of same-day funds to the accounts designated by Parent (i) on the earlier of the execution of a definitive agreement with respect to, submission to the stockholders of, or consummation of, any transaction contemplated by an Acquisition Proposal, as applicable, in the case of a Breakup Fee payable pursuant to Section 7.3(b)(i), (ii) as promptly as reasonably practicable after termination (and, in any event, within two Business Days thereof), in the case of a Breakup Fee payable pursuant to Section 7.3(b)(ii), or simultaneously with, and as a condition to, the effectiveness in the case of a Breakup Fee payable pursuant to Section 7.3(b)(iii).

(e) In the event that this Agreement is terminated by the Company pursuant to Section 7.1(d)(iii), then Parent shall pay to the Company a fee of $35,000,000.00 (the “Closing Failure Fee”); it being understood that in no event shall Parent be required to pay the Closing Failure Fee on more than one occasion.

(f) In the event that Parent is obligated to pay the Closing Failure Fee pursuant to Section 7.3(e), Parent shall pay to the Company from the Closing Failure Fee, in accordance with the next sentence, an amount equal to the lesser of (A) the Closing Failure Fee and (B) the sum of (1) the maximum amount that can be paid to the Company without causing the Company to fail to meet the requirements of Sections 856(c)(2) and (3) of the Code determined as if the payment of such amount did not constitute income described in Sections 856(c)(2) or 856(c)(3) of the Code (“Qualifying Income”), as determined by the Company’s independent certified public accountants, plus (2) in the event Company receives either (X) a letter from the Company’s counsel indicating that Company has received a ruling from the IRS described in Section 7.3(g)(ii) or (Y) an opinion from the Company’s outside counsel as described in Section 7.3(g)(ii), an amount equal to the Closing Failure Fee less the amount payable under clause (1) above. To facilitate Parent’s obligation to pay these amounts, Parent shall (if requested by Company) deposit into escrow an amount in cash equal to the Closing Failure Fee with an escrow agent selected by Company and on such terms (subject to Section 7.3(g)) as shall be mutually agreed upon by Parent, the Company and the escrow agent as reflected in an escrow agreement among such escrow agent, Parent and the Company; provided that the payment or deposit into escrow shall be at the Company’s option. The payment or deposit into escrow of the Closing Failure Fee pursuant to this Section 7.3(f) shall be within ten Business Days from the date Parent is obligated to pay the Company such amount pursuant to Section 7.3(e) by wire transfer of same day funds.

(g) The escrow agreement shall provide that the Closing Failure Fee in escrow or any portion thereof shall not be released to the Company, and the Company shall not be entitled to any such amount, unless and until the escrow agent receives any one or combination of the following: (i) a letter from the Company’s independent certified public accountants indicating the maximum amount that can be paid by the escrow agent to the Company without causing the Company to fail to meet the requirements of Sections 856(c)(2) and (3) of the Code in such year determined as if the payment of such amount did not constitute Qualifying Income or a subsequent letter from the Company’s accountants revising that amount, in which case the escrow agent shall release such amount to the Company, or (ii) a letter from the Company’s counsel indicating that the Company received a ruling from the IRS holding that the receipt by the Company of the Closing Failure Fee would either constitute Qualifying Income or would be excluded from gross income within the meaning of Sections 856(c)(2) and (3) of the Code (or alternatively, the Company’s outside counsel has rendered a legal opinion to the effect that the receipt by the Company of the Closing Failure Fee would either constitute Qualifying Income or would be excluded from gross income within the meaning of Sections 856(c)(2) and (3) of the Code), in which case the escrow agent shall release the remainder of the Closing Failure Fee to the Company. Parent agrees to amend this Section 7.3 at the reasonable request of the Company in order to (x) maximize the portion of the Closing Failure Fee that may be distributed to the Company hereunder without causing the Company to fail to meet the requirements of Sections 856(c)(2) and (3) of the Code, (y) improve the Company’s chances of securing a favorable ruling described in this Section 7.3(g) or (z) assist Company in obtaining a favorable legal opinion from its outside counsel as described in this Section 7.3(g). Parent shall be deemed to have satisfied its obligations pursuant to this Section 7.3 so long as it deposits into escrow the Closing Failure Fee, notwithstanding any delay or reduction in payment to the Company, and shall have no further liability with respect to payment of the Closing Failure Fee. The portion of the Closing Failure Fee that remains unpaid as of the end of a taxable year shall be paid as soon as possible during the following taxable year, subject to the foregoing limitations of this Section 7.3. The escrow agreement shall provide that the Company shall bear all costs and expenses under the escrow. The Company shall fully indemnify Parent and hold Parent harmless from and against any liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by it resulting directly or indirectly from the escrow agreement.

(h) Each of the Parties acknowledge that the agreements contained in this Section 7.3 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the other parties would not enter into this Agreement. Accordingly, if any Party fails promptly to pay any amounts due pursuant to this Section 7.3, and, in order to obtain such payment, the owed Party commences a suit that results in a judgment against the owing Party for the amounts set forth in this Section 7.3, the owing Party shall pay to the owed Party its costs and expenses (including reasonable attorneys’ fees and expenses) in connection with such suit, together with interest on the amounts due pursuant to this Section 7.3 from the date such payment was required to be made until the date of payment at the prime lending rate as published in The Wall Street Journal in effect on the date such payment was required to be made.

(i) Notwithstanding anything to the contrary in this Agreement:

(i) No member of the Parent Group, except the Parent Parties and the Guarantors (but only to the extent set forth in the Limited Guarantee), shall have any liability to the Company, any of its Affiliates or any of its or their direct or indirect stockholders for any claim for any loss suffered as a result of any breach of this Agreement, the Limited Guarantee or the Debt Commitment Letter or the Equity Commitment Letter, or the failure of the Merger or any other transaction contemplated hereby or thereby to be consummated, or in respect of any oral representation made or alleged to have been made in connection herewith or therewith, whether in equity or at law, in contract, in tort or otherwise, in each instance except as expressly set forth in the underlying agreement;

(ii) Without limiting the right of the Company to seek specific performance in accordance with Section 8.10, the maximum aggregate monetary liability of the Parent Parties and the Guarantors for any loss suffered as a result of any breach of this Agreement, the Limited Guarantee, the Equity Commitment Letter or the Debt Commitment

Letter, or the failure of the Merger or any other transaction contemplated hereby or thereby to be consummated, or in respect of any oral representation made or alleged to have been made in connection herewith or therewith, whether in equity or at law, in contract, in tort or otherwise, shall be limited to the amount of the Closing Failure Fee and in no event shall the Company seek to, and the Company shall cause its Affiliates not to seek to, recover any money damages (including consequential, special, indirect or punitive damages) regardless of whether any termination or abandonment of this Agreement was the result of a Willful and Material Breach by any member of the Parent Group, and neither the Company nor its Subsidiaries shall be entitled to bring or maintain any other claim, action or proceeding against Parent or any other member of the Parent Group arising out of this Agreement, the Debt Financing, the Merger, or any matters forming the basis for such termination;

(iii) Without limiting the right of the Company to seek specific performance in accordance with Section 8.10, the Parties agree that payment of the Closing Failure Fee shall be the sole and exclusive monetary remedy available to the Company under or related to this Agreement and the transactions contemplated hereby (including the failure thereof to be consummated) in the event such payment becomes due and payable. Upon payment of the Closing Failure Fee, no member of the Parent Group shall have any further monetary liability to the Company, or any of its Affiliates or any of its or their direct or indirect stockholders relating to or arising out of this Agreement, the Limited Guarantee, the Equity Commitment Letter or the Debt Commitment Letter, or the failure of the Merger or any other transaction contemplated hereby or thereby to be consummated, or in respect of any oral representation made or alleged to be have been made in connection herewith or therewith, whether in equity or at law, in contract, in tort or otherwise, regardless of whether any such termination or abandonment was the result of a Willful and Material Breach by any member of the Parent Group and neither the Company nor any other Person shall be entitled to bring or maintain any other claim, Action or proceeding seeking to, recover any money damages (including consequential, special, indirect or punitive damages, or damages) from any member of the Parent Group; and

(iv) Except in the case of Willful and Material Breach or Fraud and any liability or damage resulting therefrom, the Parties agree that payment of the Breakup Fee shall be the sole and exclusive monetary remedy available to the Parent Parties under or related to this Agreement and the transactions contemplated hereby (including the failure thereof to be consummated) in the event such payment becomes due and payable. Upon payment of the Breakup Fee, the Company shall have no further liability or obligation to Parent, any of its Affiliates or any of its or their direct or indirect stockholders relating to or arising out of this Agreement or the failure of the Merger or any other transaction contemplated hereby to be consummated, or in respect of any oral representation made or alleged to be have been made in connection, whether in equity or at law, in contract, in tort or otherwise, and neither Parent nor any other Person shall be entitled to bring or maintain any other claim, Action or proceeding seeking to, recover any money damages (including consequential, special, indirect or punitive damages, or damages) or obtain any equitable relief from the Company (in each case, other than as a result of a Willful and Material Breach by the Company or Fraud).

(j) Notwithstanding anything to the contrary in this Agreement, no Financing Source Party shall have any liability or obligation to the Company, any of its Affiliates or any of its or their direct or indirect stockholders relating to or arising out of this Agreement, the Equity Commitment Letter or the Debt Commitment Letter or in respect of any oral representation made or alleged to be have been made in connection herewith or therewith, whether in equity or at law, in contract, in tort or otherwise, and the Company shall not seek to, and shall cause its Affiliates and its and their direct and indirect stockholders not to seek to, recover any money damages (including consequential, special, indirect or punitive damages, or damages) or obtain any equitable relief from or with respect to any Financing Source Party.

Section 7.4 Amendment or Supplement. This Agreement may be amended, modified or supplemented by the Parties by action taken or authorized by their respective Boards of Directors at any time prior to the Merger Effective Time, whether before or after the Company Stockholder Approval has been obtained; provided, however, that after the Company Stockholder Approval has been obtained, no amendment shall be made that pursuant to applicable Law requires further approval or adoption by the stockholders of the Company without such further approval or adoption. This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing specifically designated as an amendment hereto, signed on behalf of each of the Parties in interest at the time of the amendment. Notwithstanding anything to the contrary contained herein, Sections 7.2, 7.3(j), 8.6(b), 8.8, 8.10(a) and 8.13 and this Section 7.4 (and any provision of this Agreement to the extent a modification, waiver or termination of such provision would modify the substance of Sections 7.2, 7.3(j), 8.6(b), 8.8, 8.10(a) or 8.13 or this Section 7.4) may not be modified, waived or terminated in a manner that impacts or is adverse in any respect to the Financing Source Parties without the prior written consent of the Financing Sources.

Section 7.5 Extension of Time; Waiver. At any time prior to the Merger Effective Time, the Parties may, by action taken or authorized by their respective Boards of Directors, to the extent permitted by applicable Law, (a) extend the time for the performance of any of the obligations or acts of the other Parties, (b) waive any inaccuracies in the representations and warranties of the other Parties set forth in this Agreement or any document delivered pursuant hereto or (c) subject to applicable Law, waive compliance with any of the agreements or conditions of the other Parties contained herein; provided, however, that after the Company Stockholder Approval has been obtained, no waiver may be made that pursuant to applicable Law requires further approval or adoption by the stockholders of the Company without such further approval or adoption. Any agreement on the part of a Party to any such waiver shall be valid only if set forth in a written instrument executed and delivered by a duly authorized officer on behalf of such Party. No failure or delay of any Party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, or any course of conduct, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the Parties hereunder are cumulative and are not exclusive of any rights or remedies which they would otherwise have hereunder.

ARTICLE VIII

GENERAL PROVISIONS

Section 8.1 Nonsurvival of Representations and Warranties. None of the representations, warranties, covenants or agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Merger Effective Time, other than those covenants or agreements of the Parties which by their terms apply, or are to be performed in whole or in part, after the Merger Effective Time.

Section 8.2 Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly given (a) on the date of delivery if delivered personally, or if by e-mail at the time of delivery (provided there is no automated return email indicating that the email address is no longer valid), (b) on the first Business Day following the date of dispatch if delivered utilizing a next-day service by a recognized next-day courier or (c) on the earlier of confirmed receipt or the fifth Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered to the addresses set forth below, or pursuant to such other instructions as may be designated in writing by the Party to receive such notice:

(i)	if to the Parent Parties or the Surviving Company, to:

Morning Calm Management, LLC

301 Yamato Road, Suite 4160

Boca Raton, FL 33431

Attention: Mukang Cho

E-mail: mcho@morning-calm.com

and

Elliott Investment Management L.P.

360 S. Rosemary Ave., 18th Floor

West Palm Beach, FL 33401

Attention: Nick Greenberg

Karthik Dhore

Thao Do

E-mail: ngreenberg@elliottmgmt.com

kdhore@elliottmgmt.com

Tdo@elliottmgmt.com

with a copy (which shall not constitute notice) to:

Gibson, Dunn & Crutcher LLP

200 Park Avenue

New York, New York 10166

Attention: Richard J. Birns

Andrew Kaplan

Kristen Poole

E-mail: rbirns@gibsondunn.com

akaplan@gibsondunn.com

kpoole@gibsondunn.com

(ii)	if to Company, to:

City Office REIT, Inc.

Suite 3210 – 666 Burrard Street

Vancouver, BC V6C 2X8 CA

Attention: Jamie Farrar

E-mail: jfarrar@cioreit.com

with a copy (which shall not constitute notice) to:

DLA Piper

1251 6th Avenue

New York, NY, 10020

Attention: Christoper P. Giordano

Jon Venick

E-mail: christopher.giordano@us.dlapiper.com

jon.venick@us.dlapiper.com

Section 8.3 Certain Definitions. For purposes of this Agreement:

(a) “Affiliate” of any Person means any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person.

(b) “Business Day” means any day other than a Saturday, a Sunday or a day on which banks in New York, New York or Baltimore, Maryland are authorized or required by applicable Law to be closed.

(c) “Collective Bargaining Agreement” means any collective bargaining agreement or other labor-related agreement with any labor or trade union or organization, works council or other employee representative representing or purporting to represent Service Providers.

(d) “Company Credit Agreement” means that certain Credit Agreement, dated as of March 15, 2018, by and among the City Office REIT Operating Partnership, L.P., the Company, Keybank National Association and the other lenders party thereto (as amended, modified or otherwise supplemented).

(e) “Company Incentive Plan” means the City Office REIT, Inc. Equity Incentive Plan, as amended or supplemented from time to time.

(f) “Company Plan” means each (i) “employee benefit plan” (as such term is defined in Section 3(3) of ERISA, whether or not subject to ERISA), and (ii) other employee benefit, severance, employment, individual consulting, incentive or bonus, deferred compensation, change in control, retention, savings, profit sharing, retirement, pension, health and welfare (including medical, dental, vision, prescription or fringe benefits, including any self-insured arrangement), paid time off, post-employment or post-termination benefit (including compensation, pension, and health and welfare benefits), vacation, death benefit, expatriate or relocation benefit, perquisite, stock purchase, stock option or other equity incentive, equity-based or other compensation plan, program, policy, contract, agreement or arrangement, in each case, whether written or unwritten, (x) that is maintained, sponsored, administered, contributed to or required to be contributed to by the Company or any of its Subsidiaries for the benefit of, or relating to, any current or former Service Providers (or any dependent or beneficiary thereof) or (y) under or with respect to which the Company or any of its Subsidiaries has any direct or indirect obligation or contingent or actual liability.

(g) “Company PSU Award” means a restricted stock unit award granted under the Company Incentive Plan that is subject to both time-based vesting and performance-based vesting conditions.

(h) “Company RSU Award” means a restricted stock unit award granted under the Company Incentive Plan that is subject only to time-based vesting conditions.

(i) “Contract” means any material bond, debenture, note, mortgage, indenture, guarantee, license, lease, purchase or sale order or other contract, commitment, agreement, instrument, obligation, arrangement, understanding, undertaking, permit, concession or franchise, whether oral or written (each, including all amendments thereto).

(j) “control” (including the terms “controlled,” “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

(k) “Data Protection Requirements” means, as they relate to data privacy, data or cybersecurity, data protection, data breach notification, data localization, artificial intelligence or automated decision-making technology, sending solicited or unsolicited electronic mail or text messages, cookies or other tracking technology, or the Processing of Personal Information (i) all Laws and guidelines from Governmental Entities, Section 5 of the Federal Trade Commission Act, the Fair Credit Reporting Act, the Telephone Consumer Protection Act, the California Online Privacy Protection Act of 2003 (CalOPPA), the California Consumer Privacy Act of 2018, as amended by the California Privacy Rights Act of 2020, the Colorado Privacy Act, the Connecticut Data Privacy Act, the Delaware Personal Data Privacy Act, the Iowa Consumer Data Protection Act, the Montana Consumer Data Privacy Act, the Nebraska Data Privacy Act, the New Hampshire Privacy Act, the Oregon Consumer Privacy Act, the Texas Data Privacy and Security Act, the Utah Consumer Privacy Act, the Virginia Consumer Data Protection Act, the New York SHIELD Act, the Illinois Biometric Information Privacy Act, Texas’s Capture or Use of Biometric Identifier Act, the Washington Biometric Privacy Protection Act, Washington’s My Health My Data Act, the Utah Artificial Intelligence Policy Act, New York City’s Local Law 144, and U.S. state consumer protection and data breach notification Laws; (ii) reputable industry practice, standards, self-governing rules and policies, including the Payment Card Industry Data Security Standard; (iii) all contractual obligations binding upon the Company or its Subsidiaries; and (iv) the Company’s and its Subsidiaries’ own policies and procedures, and any statements or representations made by the Company or its Subsidiaries.

(l) “Environmental Law” means any Law relating to (i) the protection, preservation or restoration of the environment (including air, surface water, groundwater, drinking water supply, surface and subsurface soils and strata, wetlands, plant and animal life or any other natural resource) or (ii) the exposure to, or the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of Hazardous Substances.

(m) “ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

(n) “ERISA Affiliate” with respect to an entity means other entity that, together with such first entity, would be treated as a single employer under Section 414 of the Code.

(o) “Financing Source Parties” means, collectively, the Financing Sources, their Affiliates and such Persons’ and their Affiliates’ respective current, former and future directors, officers, general or limited partners, shareholders, members, managers, controlling persons, employees, representatives and agents, and the respective successors and assigns of each of the foregoing.

(p) “Financing Sources” means the entities that have committed to provide or to cause to provide, or otherwise entered into agreements in connection with, the Debt Financing, including the parties to the Debt Commitment Letter and any related commitments to purchase the Debt Financing or any part thereof from such entities, and to any joinder agreements, credit agreements, purchase agreements or indentures (including the definitive agreements executed in connection with the Debt Commitment Letter (and the related fee letters) or any such related commitments) relating thereto.

(q) “Fraud” means common law fraud under Maryland Law.

(r) “Hazardous Substance” means any substance listed, defined, designated, classified or regulated as a waste, pollutant or contaminant or as hazardous, toxic, radioactive or dangerous or any other term of similar import under any Environmental Law, including but not limited to petroleum.

(s) “Indebtedness” means, with respect to any Person, (i) all obligations of such Person for borrowed money, or with respect to unearned advances of any kind to such Person, (ii) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments, (iii) all capitalized lease obligations of such Person, (iv) all obligations of such Person in respect of the deferred purchase price of property or services (excluding current accounts payable incurred in the ordinary course of business, fees paid under advisory agreements and other reasonable fees paid to affiliates) and (v) all guarantees and arrangements having the economic effect of a guarantee of such Person of any Indebtedness of any other Person.

(t) “Intellectual Property” means all intellectual property rights that are protected by Law throughout the world, including all U.S. and non-U.S.: (i) patents, patent applications, invention disclosures, and all related continuation, continuations-in-part, divisionals, reissues, reexaminations, substitutions and extensions thereof, (ii) trademarks, service marks, trade dress, logos, trade names, corporate names, Internet domain names, design rights and other source identifiers, together with the goodwill symbolized by any of the foregoing, (iii) registered and unregistered copyrights, copyrightable works and database rights, (iv) confidential and proprietary information, including trade secrets, know-how, ideas, formulae, models, algorithms and methodologies, and (v) all applications and registrations for the foregoing.

(u) “Intervening Event” means any circumstance, effect or change that materially affects the business, assets or operations of the Company or any of its Subsidiaries that (A) is unknown (or if known, the probability or magnitude of consequences of which were not known) to the Company Board as of the date hereof or not reasonably foreseeable by the Company Board, and (B) does not relate to any Acquisition Proposal; provided, that in no event will any of the following constitute or be taken into account in determining whether an “Intervening Event” has occurred: (1) the receipt, terms or existence of any Acquisition Proposal or other inquiry, offer or proposal that would reasonably be expected to lead to an Acquisition Proposal, (2) the fact that, in and of itself, the market price or trading volume of the capital stock of the Company or any of its Subsidiaries changes (provided, that the underlying reasons for the change in the market price or trading volume of the capital stock of the Company may constitute an Intervening Event unless excluded by any other exclusion in this definition), (3) the fact that, in and of itself, the Company exceeds any internal or published projections, estimates or expectations of the Company’s revenue, earnings or other financial performance or results of operations for any period, in and of itself (provided, that the underlying reasons for the Company exceeding such projections, estimates or expectations may constitute an Intervening Event unless excluded by any other exclusion in this definition) or (4) any effect arising out of the announcement or pendency of, or any actions required to be taken pursuant to this Agreement.

(v) “IRS” means the Internal Revenue Service.

(w) “Knowledge of Parent” means the actual knowledge after reasonable inquiry of each of the individuals identified in Section 8.3(w) of the Parent Disclosure Letter.

(x) “Knowledge of the Company” means the actual knowledge after reasonable inquiry of each of the individuals identified in Section 8.3(x) of the Company Disclosure Letter.

(y) “Material Adverse Effect” means any event, change, circumstance, occurrence, development, effect or state of facts that (A) is or would reasonably be expected to be materially adverse to the business, assets, liabilities, condition (financial or otherwise) or results of operations of the Company and its Subsidiaries, taken as a whole or (B) materially impairs the ability of the Company to consummate, or prevents or materially delays, the Merger or any of the other transactions contemplated by this Agreement before the Outside Date or would reasonably be expected to do so; provided, however, that in the case of clause (A) only, Material Adverse Effect shall not include any event, change, circumstance, occurrence, development, effect or state of facts to the extent resulting from (1) any changes in general United States or global economic conditions, including any changes affecting financial, credit, foreign exchange or capital market conditions, (2) any changes generally affecting the commercial real estate industry resulting from any regulatory and political conditions or developments in general, (3) the commencement, occurrence, continuation or escalation of any war (whether or not declared), civil disobedience, sabotage, armed hostilities, military or para-military actions or acts of terrorism, (4) any changes after the date hereof in GAAP or any other accounting standards or principles or the interpretation of the foregoing, (5) any changes after the date hereof in applicable Law or the interpretation thereof, (6) any change in the market price or trading volume of the equity securities of the Company; provided, however, that the exception in this clause (6) shall not prevent the underlying facts giving rise or contributing to such change from being taken into account in determining whether a Material Adverse Effect has occurred, (7) the failure of the Company to meet any internal or public projections for any period ending on or after the date of this Agreement; provided, however, that the exception in this clause (7) shall not prevent the underlying facts giving rise or contributing to such failure from being taken into account in determining whether a Material Adverse Effect has occurred, (8) stockholder litigation arising from or relating to this Agreement or the Merger (it being understood and agreed that the exception in this clause (8) shall apply to the effects arising out of or relating to the bringing of such litigation and not those arising out of or resulting from an actual breach (or other claim) that is the subject thereof), (9) any action expressly required by the terms of this Agreement, or taken with the prior written consent or at the written direction of Parent (or any action not taken as a result of Parent expressly withholding its consent to an action requiring Parent’s consent hereunder), or (10) any damage or destruction of any Owned Property that is substantially covered by insurance; provided, that, with respect to clauses (1), (2), (3), (4) and (5), if the impact of such event, change, circumstance, occurrence, development, effect or state of facts has had a disproportionate adverse effect on the Company or any of the Company’s Subsidiaries relative to other companies operating in the industry or industries in which the Company and the Company’s Subsidiaries operate then the incremental disproportionate adverse impact shall be taken into account for the purpose of determining whether a Material Adverse Effect exists or has occurred or is reasonably expected to exist or occur.

(z) “Parent Group” means, collectively, Parent, Merger Sub, and the Guarantors and such Persons’ respective former, current and future equityholders, controlling persons, directors, officers, employees, agents, general or limited partners, managers, management companies, members, stockholders, Affiliates or assignees and any and all former, current and future equity holders, controlling persons, directors, officers, employees, agents, general or limited partners, managers, management companies, members, stockholders, Affiliates or assignees of any of the foregoing, and any and all former, current and future heirs, executors, administrators, trustees, successors or assigns of any of the foregoing.

(aa) “Parent MAE” means any event, change, circumstance, occurrence, effect or state of facts that materially impairs the ability of the Parent Parties to consummate, or prevents or materially delays, the Merger or any of the other transactions contemplated by this Agreement or the failure of the Guarantors to be able to pay the amounts guaranteed under the Limited Guarantee.

(bb) “Person” means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including any Governmental Entity.

(cc) “Personal Information” means any information that identifies, relates to, describes, is linked to, is reasonably capable of being associated with, or could reasonably be linked to, directly or indirectly, any identified or identifiable individual or household, and any information covered by definitions of “personal data,”, “personally identifiable information,” “personal information,” or any substantial equivalent of these terms under any Laws.

(dd) “Phoenix PSA” means that certain Agreement of Purchase and Sale and Joint Escrow Instructions dated as of June 18, 2025, by and among SWVP Acquisitions LLC, a Delaware limited liability company, as buyer, and CIO 5090, Limited Partnership, a Delaware limited partnership; CIO Block 23, LLC, a Delaware limited liability company; CIO PAPAGO Tech Holdings, LLC, a Delaware limited liability company; CIO SAN TAN I, Limited Partnership, a Delaware limited partnership; CIO SAN TAN II, Limited Partnership, a Delaware limited partnership; CIO PIMA, Limited Partnership, a Delaware limited partnership; CIO QUAD, Limited Partnership, a Delaware limited partnership; and CIO CAMELBACK, Limited Partnership, a Delaware limited partnership, each as a seller, with respect to the disposition of their respective interests in the seven properties located in Phoenix, Arizona, commonly known as Block 23, Pima Center, San Tan, 5090 N 40th Street, Camelback Square, The Quad, and Papago Tech and more particularly described therein.

(ee) “Process”, “Processed”, or “Processing” means any operation or set of operations performed, whether by manual or automated means, on Personal Information or on sets of Personal Information, including the collection, use, sale, storage, transfer, disclosure, analysis, deletion or modification thereof.

(ff) “Qualified REIT Subsidiary” means a corporation that qualifies as a “qualified REIT subsidiary” within the meaning of Section 856(i)(2) of the Code.

(gg) “REIT” means an entity that has elected and has been subject to U.S. federal taxation as a “real estate investment trust” within the meaning of Section 856 of the Code.

(hh) “Service Provider” means any director, officer, employee (whether seasonal, temporary, part-time or full-time) or individual independent contractor of the Company or any of its Subsidiaries, whether or not actively providing services or on a leave.

(ii) “Subsidiary” means, with respect to any Person, any other Person of which stock or other equity interests having ordinary voting power to elect more than 50% of the board of directors or other governing body are owned, directly or indirectly, by such first Person.

(jj) “Tax Protection Agreement” means any agreement pursuant to which a Person has agreed to (i) maintain a minimum level of debt, continue a particular debt or allocate a certain amount of debt to a particular Person, (ii) retain or not dispose of assets for a period of time that has not since expired, (iii) make or refrain from making Tax elections, (iv) use or refrain from using a particular method of taking into account book-tax disparities under Section 704(c) of the Code with respect to one or more assets of such Person or any of its subsidiaries, (v) use or refrain from using a particular method for allocating one or more liabilities of such Person or any of its subsidiaries under Section 752 of the Code, and/or (vi) only dispose of assets in a particular manner, in each case for Tax reasons.

(kk) “Taxable REIT Subsidiary” means a corporation that qualifies as a “taxable REIT subsidiary” within the meaning of Section 856(l) of the Code in respect of the Company.

(ll) “Tax Return” means any return, declaration, report, certificate, bill, election, claim for refund, information return, statement or other written information and any other document filed or supplied or required to be filed or supplied to any Governmental Entity with respect to Taxes, including any schedule, attachment or supplement thereto, and including any amendment thereof.

(mm) “Taxes” means all federal, state, local, foreign and other net income, gross income, gross receipts, sales, use, stock, ad valorem, transfer, transaction, franchise, profits, gains, registration, license, wages, lease, service, service use, employee and other withholding, social security, unemployment, welfare, disability, payroll, employment, excise, severance, stamp, environmental, occupation, workers’ compensation, premium, real property, personal property, escheat or unclaimed property, windfall profits, net worth, capital, value-added, alternative or add-on minimum, customs duties, estimated and other taxes, fees, assessments, charges or levies of any kind whatsoever (whether imposed directly or through withholding and including taxes of any third party in respect of which a Person may have a duty to collect or withhold and remit and any amounts resulting from the failure to file any Tax Return), whether disputed or not, together with any interest and any penalties, additions to tax or additional amounts with respect thereto.

(nn) “WARN Act” means the Worker Adjustment Retraining and Notification Act of 1988, as amended, and any similar state or local law.

(oo) “Willful and Material Breach” means a material breach of a covenant or agreement set forth in this Agreement that is a consequence of an act or failure to act by the breaching Party with the actual knowledge that the taking of such act or failure to act would, or would reasonably be expected to, cause or constitute a material breach of such covenant or agreement.

Section 8.4 Interpretation. When a reference is made in this Agreement to a Section, Article, Exhibit or Schedule such reference shall be to a Section, Article, Exhibit or Schedule of this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement or in any Exhibit or Schedule are for convenience of reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. All words used in this Agreement will be construed to be of such gender or number as the circumstances require. Any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein shall have the meaning as defined in this Agreement. All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth herein. The word “including” and words of similar import when used in this Agreement will mean “including, without limitation,” unless otherwise specified. The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to the Agreement as a whole and not to any particular provision in this Agreement. The term “or” is not exclusive. The word “will” shall be construed to have the same meaning and effect as the word “shall.” References to days mean calendar days unless otherwise specified.

Section 8.5 Entire Agreement. This Agreement (including the Exhibits hereto), the Company Disclosure Letter, the Parent Disclosure Letter, the Confidentiality Agreement (as amended), the Equity Commitment Letter and the Limited Guarantee constitute the entire agreement, and supersede all prior written agreements, arrangements, communications and understandings and all prior and contemporaneous oral agreements, arrangements, communications and understandings among the Parties with respect to the subject matter hereof and thereof.

Section 8.6 No Third Party Beneficiaries.

(a) Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person other than the Parties and their respective successors and permitted assigns any legal or equitable right, benefit or remedy of any nature under or by reason of this Agreement.

(b) Notwithstanding the foregoing clause (a), (i) following the Merger Effective Time, the provisions of Section 5.8 shall be enforceable as provided in clause (d) thereof, (ii) the provisions of Section 7.3(j) shall be enforceable against the Company (but not any Parent Party) by each Financing Source Party, and (iii) the provisions of this Section 8.6 and Sections 7.4, 8.8, 8.10(a) and Section 8.13 shall be enforceable against all Parties to this Agreement by each Financing Source Party.

(c) The representations and warranties in this Agreement are the product of negotiations among the Parties and are for the sole benefit of the Parties. Any inaccuracies in such representations and warranties are subject to waiver by the Parties in accordance with Section 7.5 without notice or liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the Parties of risks associated with particular matters regardless of the knowledge of any of the Parties. Consequently, Persons other than the Parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

Section 8.7 Governing Law. This Agreement and any claims or causes of action arising out of or relating to this Agreement, the negotiation, execution or performance of this Agreement or the transactions contemplated hereby (whether in contract, in tort, under statute or otherwise) shall be governed by, and interpreted, construed and enforced in accordance with, the internal Laws of the State of Maryland, except as otherwise set forth in Section 8.8(c) regarding the Financing Source Parties, including its statutes of limitations, without giving effect to any choice or conflict of Laws rules or provisions (whether of the State of Maryland or any other jurisdiction) that would result in the application of the Laws of any jurisdiction other than the State of Maryland.

Section 8.8 Submission to Jurisdiction; Limitation on Suits Against Parent Group and Financing Sources.

(a) Each of the Parties irrevocably agrees that any Action or proceeding arising out of or relating to this Agreement brought by any Party or its Affiliates against any other Party or its Affiliates shall be brought and determined in any Maryland state or federal court. Each of the Parties hereby irrevocably submits to the jurisdiction of the aforesaid courts for itself and with respect to its property, generally and unconditionally, with regard to any such Action arising out of or relating to this Agreement and the transactions contemplated hereby. Each of the Parties agrees not to commence any action, suit or proceeding relating thereto except in the courts described above in Maryland, other than actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court in Maryland as described herein. Each of the Parties further agrees that notice as provided herein shall constitute sufficient service of process and the Parties further waive any argument that such service is insufficient. Each of the Parties hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any Action arising out of or relating to this Agreement or the transactions contemplated hereby, (a) any claim that it is not personally subject to the jurisdiction of the courts in Maryland as described herein for any reason, (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) that (i) the Action in any such court is brought in an inconvenient forum, (ii) the venue of such Action is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

(b) Without limiting Sections 7.3(i) or 8.8(c), this Agreement may only be enforced by the Company against, and claims or causes of action that are based upon, arise out of or relate to this Agreement or the negotiation, execution or performance of this Agreement may only be made by the Company against the Parent Parties and the Guarantors (but only to the extent set forth in the Limited Guarantee), and the Company shall not seek to enforce this Agreement against, or make any claims or causes of action that are based upon, arise out of or relate to this Agreement or the negotiation, execution or performance of this Agreement against, any other member of the Parent Group.

(c) Notwithstanding anything in this Agreement to the contrary, but subject to the next sentence, each of the Parties agrees that (i) it will not bring or support any action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against the Financing Source Parties, in any way relating to this Agreement or any of the transactions contemplated by this Agreement, including but not limited to any dispute arising out of or relating in any way to the Debt Commitment Letter, the Debt Financing or the definitive agreements executed in connection therewith or the performance thereof, in any forum other than the Supreme Court of the State of New York, County of New York, or, if under applicable law exclusive jurisdiction is vested in the federal courts, the United States District Court for the Southern District of New York (and, in each case, appellate courts thereof) and (ii) any such action, cause of action, claim, cross-claim or third-party claim shall be governed by the laws of the State of New York. The Company further agrees that it shall not, and shall cause its Affiliates and its and their direct and indirect stockholders not to, bring or support any action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against any Financing Source Party, in any way relating to this Agreement or the transactions contemplated hereby, including any dispute arising out of or relating in any way to the Debt Commitment Letter, the Debt Financing or the definitive agreements executed in connection therewith or the performance thereof.

Section 8.9 Assignment; Successors. Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of law or otherwise, by any Party without the prior written consent of the other Parties, and any such assignment without such prior written consent shall be null and void; provided, however, that prior to the mailing of the Proxy Statement to the Company’s stockholders, the Parent Parties may assign the rights, interests and obligations of Merger Sub to another direct or indirect wholly owned Subsidiary of Parent, but no such assignment shall relieve Merger Sub of any of their obligations under this Agreement. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the Parties and their respective successors and assigns.

Section 8.10 Specific Performance.

(a) The Parties agree that irreparable damage would occur in the event that the Parties do not perform the provisions of this Agreement in accordance with its terms or otherwise breach such provisions. Accordingly, prior to any valid termination of this Agreement pursuant to Section 7.1, and subject to Sections 8.10(b), 8.10(c), 8.10(d), 8.10(e) and 8.10(f), the Parties acknowledge and agree that each Party shall be entitled to seek an injunction, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in addition to any other remedy to which such Party is entitled at law or in equity. Notwithstanding the foregoing and subject to the rights of the parties to the Debt Commitment Letter under the terms thereof, none of the Company or any of its Affiliates or its and their direct and indirect stockholders shall have any rights or claims (whether in contract or in tort or otherwise) against any Financing Source Party, solely in their respective capacities as lenders or arrangers in connection with the Debt Financing.

(b) Notwithstanding anything herein to the contrary, the Company shall be entitled to seek specific performance prior to the valid termination of this Agreement to cause the Parent Parties to draw down the Equity Financing or to consummate the Merger on the terms and conditions set forth herein only if and for so long as:

(i) all conditions in Sections 6.1 and 6.2 (other than those conditions that by their terms are to be satisfied at the Closing, each of which is capable of being satisfied assuming a Closing would occur on such date) have been and continue to be satisfied;

(ii) the Parent Parties have failed to complete the Closing by the date the Closing is required to occur pursuant to Section 1.2;

(iii) the Debt Financing has been funded or the Financing Sources have confirmed in writing that the Debt Financing will be funded at the Closing if the Equity Financing is funded (for the avoidance of doubt, if the Debt Financing has not been funded and will not be funded at the Closing for any reason (including a breach of Section 5.9), the Company shall not be entitled to enforce the Parent Parties’ obligation to consummate the transactions and the Equity Investors’ obligation to provide the Equity Financing pursuant to this Section 8.10); and

(iv) the Company has irrevocably confirmed in writing that if specific performance is granted and the Equity Financing and Debt Financing are funded, then the Closing will occur within five Business Days after receipt of such irrevocable confirmation.

(c) For the avoidance of doubt, (x) in no event shall the Company be entitled to specifically enforce (or to bring any action or proceeding in equity seeking to specifically enforce) Parent’s rights under the Equity Commitment Letter to cause the Equity Financing to be funded or to effect the Closing other than as expressly provided in the clause (b) above and (y) in no event shall any of the Company or the Parent Parties be entitled to seek or specifically enforce any provision of this Agreement or to obtain an injunction or injunctions, or to bring any other action or proceeding in equity in connection with the transactions contemplated by this Agreement against any other Party other than under the circumstances expressly set forth in this Section 8.10.

(d) For the avoidance of doubt, in no event shall the Company or any of its successors or permitted assigns be entitled to enforce or seek to enforce specifically the remedy of specific performance of the Debt Commitment Letter against any Financing Source.

(e) Notwithstanding anything to the contrary contained herein, while the Company may pursue both a grant of specific performance and payment of the Closing Failure Fee, in no event shall the Company or any of its Affiliates be entitled to both a grant of specific performance and monetary damages, including all or a portion of the Closing Failure Fee.

(f) Notwithstanding anything to the contrary contained herein, while each of the Company and Parent may pursue both a grant of specific performance or other equitable relief under Section 8.10 and the payment of the Breakup Fee or the Closing Failure Fee, as applicable, or payment of monetary damages in accordance with the terms and limitations in this Agreement, under no circumstances shall the Company or Parent (or any of their respective stockholders, directors, officers, employees, Affiliates, advisors, agents or other Representatives) be entitled to receive both (1) a grant of specific performance of the Equity Financing to be funded that results in a Closing and consummation of the Merger and (2) monetary damages including all or any portion of the Breakup Fee or the Closing Failure Fee, as applicable.

(g) Notwithstanding anything to the contrary contained herein, in the event the Closing Failure Fee becomes payable pursuant to Section 7.3(e) or any reimbursable enforcement costs become payable under Section 7.3(h), if applicable, the Company may pursue a grant of specific performance against the Guarantors for such payment.

Section 8.11 Currency. All references to “dollars” or “$” or “US$” in this Agreement refer to United States dollars, which is the currency used for all purposes in this Agreement.

Section 8.12 Severability. Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable Law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein.

Section 8.13 Waiver of Jury Trial. EACH OF THE PARTIES TO THIS AGREEMENT HEREBY IRREVOCABLY WAIVES ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (INCLUDING ANY ACTION, PROCEEDING OR COUNTERCLAIM INVOLVING ANY OF THE FINANCING SOURCE PARTIES) ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE FINANCING COMMITMENTS, THE FINANCING OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY.

Section 8.14 Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same instrument and shall become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Party.

Section 8.15 Facsimile or .pdf Signature . This Agreement may be executed by facsimile or .pdf signature and a facsimile or .pdf signature shall constitute an original for all purposes.

Section 8.16 No Presumption Against Drafting Party. Each of the Parent Parties and the Company acknowledge that each Party to this Agreement has been represented by counsel in connection with this Agreement and the transactions contemplated by this Agreement. Accordingly, any rule of law or any legal decision that would require interpretation of any claimed ambiguities in this Agreement against the drafting Party has no application and is expressly waived.

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IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

MCME Carell Holdings, LP

By: MCME Carell Holdings GP, LLC, its general partner

By:	/s/ Elliot Greenberg
Name: Elliot Greenberg
Title: Vice President

MCME Carell Merger Sub, LLC

By:	/s/ Elliot Greenberg
Name: Elliot Greenberg
Title: Vice President

City Office REIT, Inc.

By:	/s/ James Farrar
Name: James Farrar
Title: Chief Executive Officer

SIGNATURE PAGE TO AGREEMENT AND PLAN OF MERGER